Exhibit I

SUMMARY

Unless the context otherwise requires, references herein to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis. References herein to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos.

CEMEX

Founded in 1906, CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2010 of approximately 96.1 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 51 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 158 million tons, in each case based on our annual sales volumes in 2010. We are also one of the world’s largest traders of cement and clinker, having traded approximately 7.9 million tons of cement and clinker in 2010. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We operate globally with operations in North America, Europe, South America, Central America and the Caribbean, Africa and the Middle East and Asia. As of December 31, 2010, we had total assets of approximately Ps515 billion (U.S.$42 billion) and an equity market capitalization of approximately Ps131.8 billion (U.S.$10.7 billion).

As of December 31, 2010, our main cement production facilities were located in Mexico, the United States, Spain, the United Kingdom, Germany, Poland, Croatia, Latvia, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Egypt, the Philippines and Thailand. As of December 31, 2010, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity.

	As of December 31, 2010
	Assets after eliminations (in billions of Pesos)	Number of cement plants	Installed cement production capacity (millions of tons per annum)
North America
Mexico	63	15	29.3
United States	220	13	17.2
Europe
Spain	50	8	11.0
United Kingdom	31	3	2.8
Germany	11	2	4.9
France	15	—	—
Rest of Europe(1)	22	6	7.0
South America, Central America and the Caribbean(2)	30	11	12.8
Africa and the Middle East(3)	15	1	5.4
Asia(4)	10	3	5.7
Cement and Clinker Trading Assets and Other Operations	48	—	—

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	Includes our subsidiaries in Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region, and, for purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2010, in a Lithuanian cement producer that operated one cement plant with annual installed capacity of 1.3 million tons of cement as of December 31, 2010.
(2)	Includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region.
(3)	Includes our subsidiaries in Egypt, the United Arab Emirates and Israel.
(4)	Includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region.

Geographic Breakdown of Net Sales for the Year Ended December 31, 2010

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2010:

Breakdown of Net Sales by Product for the Year Ended December 31, 2010

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2010:

Financial Ratios

	As of and for the Year Ended December 31,
	2006	2007	2008	2009	2010
Ratio of Operating EBITDA to interest expense(1)	8.38	5.53	4.49	2.68	1.80
Interest coverage ratio(2)	8.38	5.53	4.49	2.68	1.80
Ratio of combined fixed charges to earnings under MFRS(3)	6.81	4.37	(1.40)	0.65	0.30
Ratio of combined fixed charges to earnings under U.S. GAAP(3)	6.40	3.57	(5.12)	0.49	N/A

(1)	We have included these financial ratios because they are a convenient means by which investors measure a company’s ability to service debt. Operating EBITDA equals operating income before amortization expense and depreciation. Under Mexican Financial Reporting Standards, or MFRS, CEMEX assesses goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment, as described in note 11B to our consolidated financial statements. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented herein because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA is reconciled below to operating income under MFRS before giving effect to any non-controlling interest, which we consider to be the most comparable measure as determined under MFRS. Interest expense under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities of approximately Ps152 million for 2006, approximately Ps1,847 million for 2007, approximately Ps2,596 million for 2008, approximately Ps2,704 million for 2009 and approximately Ps1,624 million for 2010, as described in note 16D to our consolidated financial statements.

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in millions of Pesos)
Reconciliation of Operating EBITDA to operating income
Operating EBITDA	48,466	48,752	45,787	36,153	Ps 29,317
Less:
Depreciation and amortization expense	13,961	17,142	19,699	20,313	18,474

Operating income	34,505	31,610	26,088	15,840	Ps 10,843

(2)	The interest coverage ratio is calculated by dividing Operating EBITDA for the last twelve months by interest expense for the last twelve months. Interest expense under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities of approximately Ps152 million for 2006, approximately Ps1,847 million for 2007, approximately Ps2,596 million for 2008, approximately Ps2,704 million for 2009 and approximately Ps1,624 million for 2010, as described in note 16D to our consolidated financial statements.

(3)

For purposes of determining the ratio of combined fixed charges to earnings, (a) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and our estimate of the interest within rental expense and (b) earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges. The numerator of this ratio under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities, while the numerator under United States Generally Accepted Accounting Principles, or U.S. GAAP, does include such amounts. This ratio is not available for the year ended December 31, 2010 because we have not completed our U.S. GAAP reconciliation of our MFRS financial statements.

Recent Developments Relating to Our Indebtedness

Offering of 2018 Senior Secured Notes. On January 11, 2011, we issued U.S.$1.0 billion aggregate principal amount of 9.000% Senior Secured Notes due 2018, or the January 2011 Notes, in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the January 2011 Notes is fully and unconditionally guaranteed by CEMEX México, S.A. de C.V. (“CEMEX México”), New Sunward Holding B.V. (“New Sunward”) and CEMEX España, S.A. (“CEMEX España”). The January 2011 Notes are secured by a first-priority security interest over (i) substantially all the shares of CEMEX México, Centro Distribuidor de Cemento, S.A. de C.V., Mexcement Holdings, S.A. de C.V., Corporación Gouda, S.A. de C.V., CEMEX Trademarks Holding Ltd., New Sunward and CEMEX España, or together, the Collateral, and (ii) all proceeds of such Collateral. The January 2011 Notes were issued at a price of U.S.$99.364 per U.S.$100 principal amount. The net proceeds from the offering, approximately U.S.$981 million, were used for general corporate purposes, including repayment of indebtedness, including indebtedness under the financing agreement dated August 14, 2009, as amended, or the Financing Agreement.

Private Exchange of Perpetual Debentures. On March 4, 2011, we closed a private exchange, or the 2011 Private Exchange, of €119,350,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures, or the 6.277% Perpetual Debentures, issued by C-10 EUR Capital (SPV) Limited and held by an investor for U.S.$125,331,000 aggregate principal amount of new 9.25% U.S. Dollar-Denominated Senior Secured Notes due 2020, issued by CEMEX España, acting through its Luxembourg branch, and guaranteed by CEMEX, CEMEX México and New Sunward, or the Additional 2020 Notes. As a result of the 2011 Private Exchange, €119,350,000 in aggregate principal amount of the 6.277% Perpetual Debentures and an equal corresponding aggregate principal amount of underlying dual-currency notes were cancelled. The Additional 2020 Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The exchange was effected in reliance upon the exemption from U.S. securities law registration provided by Regulation S under the Securities Act.

Prepayment of CBs. On January 19, 2011, we prepaid approximately U.S.$256 million of promissory notes previously issued by us in the Mexican capital markets (Certificados Bursátiles), or CBs, otherwise maturing on September 22, 2011. In addition, on January 27, 2011, we prepaid approximately U.S.$218 million of CBs maturing on January 26, 2012, or the January 2012 CBs.

Prepayment to the Financing Agreement. On February 10, 2011, we made a prepayment of U.S.$50 million to reduce the principal amount due under the Financing Agreement. The prepayment satisfied in full the June 2012 amortization amount. As of the date of the prepayment and including the prepayment amount, we had reduced indebtedness under the Financing Agreement by approximately U.S.$5.4 billion, or 35.77% of the aggregate exposures of the participating creditors as of August 14, 2009, and our indebtedness under the Financing Agreement was approximately U.S.$9.5 billion, based on prevailing exchange rates as of December 31, 2010.

We refer to the prepayments of CBs in January 2011, the prepayment to the financing agreement in February 2011, and additional repayments of indebtedness of approximately U.S.$59 million, collectively, as the 2011 Prepayments.

Recent Developments Relating to Our 2011 First Quarter Results

During the first quarter of 2010, we reported a consolidated net loss of Ps4,361 million. Because of seasonality, the global recession and severe winter weather conditions, we expect to report a consolidated net loss for the first quarter of 2011 that is not expected to be materially different from that reported in 2010.

Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that vertical integration brings us closer to the end consumer. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In less than 20 years, we have evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing deficits, where we have substantial market share and benefit from competitive advantages. We believe that some of our principal markets (particularly the United States, Mexico, Colombia, Central America, Eastern Europe, Egypt and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in the U.S., Spain and Italy and our October 1, 2009 disposal of our operations in Australia.

Provide our customers with the best value proposition

We want CEMEX to be the supplier of choice for our customers, whether global construction firms or individuals building their family’s first home. We want to provide them with the most efficient and effective building solutions for their construction project, large or small. We seek a clear understanding of what they require to meet their needs.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. For example, by directly bidding for, and managing the implementation of, concrete pavement projects, we are consolidating our leadership position in the infrastructure segment in Mexico. These concrete pavement projects include the refurbishment of major highways in Mexico, and in urban areas, such as Tijuana and Mexico City, among others.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have consistently demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall cement production related costs and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We also implemented several worldwide standard platforms as part of this process. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to reduce costs. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others. Our cost-reduction program has helped further streamline our businesses and, in important markets, such as the United States, we have made a concerted effort to structure our asset portfolio to better capture any potential upturn in demand through optimized processes, streamlined cost structures and efficient management systems.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our ability to import to the United States.

Our industry relies heavily on natural resources and energy, and we use cutting-edge technology to increase energy efficiency, reduce carbon dioxide emissions and optimize our use of raw materials and water. We are committed to measuring, monitoring and improving our environmental performance. In the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality, such as a reduction of carbon dioxide emissions, an increased use of alternative fuels to reduce our reliance on primary fuels, an increased number of sites with local environmental impact plans in place and the use of alternative raw materials in our cement.

Strengthen our capital structure and regain our financial flexibility

In light of the current global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt, improving cash flow generation and extending maturities. This ongoing effort includes the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations and provides for a semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014, as of December 31, 2010. We have since then successfully completed several capital markets transactions, including: (i) in September 2009, the sale of a total of 1,495 million Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, directly or in the form of ADSs in a global offering for approximately U.S.$1.8 billion in net proceeds, (ii) in December 2009, the issuance of approximately Ps4.1 billion (approximately U.S.$315 million) in mandatory convertible securities, or the Mandatory Convertible Securities, in exchange for CBs, (iii) in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1,750 million aggregate principal amount of its 9.50% Senior Secured Notes due 2016 and €350 million aggregate principal amount of its 9.625% Senior Secured Notes due 2017, or together, the December 2009 Notes, (iv) in March 2010, the issuance of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015, or the Optional Convertible Subordinated Notes, (v) in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of its 9.25% Senior Secured Notes due 2020 and €115,346,000 aggregate principal amount of its 8.875% Senior Secured Notes due 2017, or together, the May 2010 Notes, in exchange for a majority in principal amount of our then outstanding perpetual debentures pursuant to an exchange offer, or the 2010 Exchange Offer, (vi) in January 2011, the issuance of U.S.$1.0 billion of the January 2011 Notes, and (vii) in March 2011, the 2011 Private Exchange. We refer to the December 2009 Notes, the May 2010 Notes and the January 2011 Notes collectively, as the Senior Secured Notes. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, we had reduced indebtedness under the Financing Agreement by approximately U.S.$5.4 billion and the weighted average life of our indebtedness as of that date was 4.2 years. We believe that our financial profile and resulting amortization schedule will enable us to operate in the normal course of business and take advantage of a potential upturn in the business cycle in our core markets. In addition, we expect that our financial profile will allow us to conduct our planned asset divestitures under better terms and conditions.

Asset Divestitures. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. In addition to the October 1, 2009 sale of our operations in Australia for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion), we sold our operations in the Canary Islands and Italy for approximately €310 million (U.S.$437 million) in 2008, and on June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for approximately U.S.$65 million. On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregates distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for approximately U.S.$88 million, which were used to reduce our outstanding debt and to enhance our liquidity position. These assets were acquired by CEMEX in 2007 as part of the acquisition of Rinker Group Limited, or Rinker, and were sold at a loss of U.S.$38 million. We considered these facilities and properties to be non-core assets for our integrated cement, concrete, aggregates and building materials operations throughout the United States.

Global Cost-Reduction Program. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing a global cost-reduction program intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. During 2009, we completed the implementation of the initial stage of our global cost-reduction program, resulting in approximately U.S.$900 million of estimated annual cost savings. We estimate that approximately 60% of these cost-reduction savings are sustainable in the long-term; the remainder is short-term cost savings resulting from the scaling down of our operations in response to reduced demand for our products in the construction industry. Our global cost-reduction program encompasses different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During 2010, we continued with our cost-reduction initiatives and achieved an additional U.S.$150 million in savings.

In connection with the implementation of our cost-reduction program, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 24%, from 61,545 employees as of December 31, 2007 to 46,533 employees as of December 31, 2010. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008.

In addition, during 2009, we temporarily shut down (for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California, which had an installed cement production capacity of approximately 0.9 million tons per annum. The plant had been closed on a temporary basis since March 2009 due to economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Our state-of-the-art cement facility in Victorville, California will continue to provide cement to this market more efficiently than the Davenport plant, as it has done so since March 2009. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States. We have no other set plans for the Davenport facility at this time.

Furthermore, we reduced our energy costs by actively managing our energy contracting and sourcing, and by increasing the use of alternative fuels. We believe that these cost-reduction measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure going forward.

Lower Capital Expenditures. In light of the continued weak demand for our products throughout most of our markets, we reduced (as agreed with our creditors under the Financing Agreement) capital expenditures related to maintenance and expansion of our operations to approximately U.S.$555 million during 2010, from approximately U.S.$636 million during 2009, and approximately U.S.$2.2 billion during 2008. This reduction in capital expenditures has been implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. Pursuant to the Financing Agreement, we cannot make aggregate capital expenditures in excess of U.S.$800 million for the year ending December 31, 2011 and for each year thereafter until the debt under the Financing Agreement has been repaid in full. We believe that these restrictions in capital expenditures do not affect our world-class operating and quality standards.

Having completed our initial refinancing process and several capital markets transactions to reduce our outstanding indebtedness under the Financing Agreement, implemented our initial cost-reduction measures and executed significant divestitures, we continue to focus on reducing existing indebtedness. In addition, we expect to achieve approximately U.S.$250 million in savings in 2011 resulting from our continued cost reduction initiatives.

Recruit, retain and cultivate world-class managers

Our senior management team has a strong track record operating diverse businesses throughout the cement value chain in emerging and developed economies globally. As part of our strategy, we have diversified selectively into markets that have long-term growth potential. We have a presence in more than 50 countries and have consummated eight significant acquisitions during the last 12 years, including the acquisitions of RMC Group PLC, or RMC, in 2005 and Rinker in 2007.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to regularly review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience and knowledge of our business.

Executive Offices

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable), organized under the laws of the United Mexican States, with our principal executive offices in Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, San Pedro Garza García, Nuevo León, 66265, México. Our main phone number is +52 81-8888-8888.

Risks Relating to our Business

The current global economic condition may continue to adversely affect our business, financial condition and results of operations.

The global recession has had and current global economic conditions may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the U.S., Mexico and Western Europe. This has been the deepest and longest global recession in several generations. Despite some aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent the global economy from falling into an even deeper and longer lasting recession. In the construction sector, declines in residential construction in all of our major markets have broadened and intensified in line with the spread and deterioration of the financial crisis. The adjustment process has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the U.S., Spain, Ireland and the U.K.). Most government sponsored recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the U.S., Mexico and Spain, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the current economic crisis or delays in implementing any such plans could adversely affect demand for our products.

In the U.S., the recession was longer and deeper than the previous two recessions during the 1990s and in early 2000, and the economy continues to languish. In December 2010, housing starts, the primary driver of cement demand in the residential sector, reached an annual rate of 587,600, according to the U.S. Census Bureau, which was less than 10% higher than the annual rate of 554,000 in 2009. The timing of a housing recovery remains uncertain given the current market environment, tight credit conditions and housing oversupply. As part of the announced government fiscal stimulus package, the U.S. Congress passed the American Recovery and Reinvestment Act of 2009, which provides approximately U.S.$85 billion for infrastructure spending. To date, however, spending under this program has not been entirely effective to offset the decline in cement and ready-mix concrete demand as a result of current economic conditions. The uncertain economic environment and tight credit conditions also adversely affected the U.S. industrial and commercial sectors during 2010, with contract awards — a leading indicator of construction activity — declining 19% in 2010 compared to 2009, according to FW Dodge. This combination of factors resulted in the worst decline in sales volumes that we have experienced in the United States in recent history. Our U.S. operations’ domestic cement sales volumes remained flat and ready-mix concrete sales volumes decreased approximately 7% in 2010 compared to 2009.

The Mexican economy has also been significantly and adversely affected by the global financial crisis. Mexican dependence on the U.S. economy remains very important, and therefore, any downside to the economic outlook in the United States may hinder the recovery in Mexico. The crisis has also adversely affected local credit markets resulting in an increased cost of capital that may negatively impact companies’ ability to meet their financial needs. During 2008, the Mexican Peso depreciated by 26% against the Dollar. During 2009 and 2010, the Mexican Peso had a mild recovery appreciating by approximately 5% and 6%, respectively against the Dollar. Exchange rate depreciation and/or volatility in the markets would adversely affect our operational and financial results. We cannot be certain that a more pronounced contraction of Mexican economic output will not take place, which would translate into a more challenging outlook for the construction sector and its impact on cement and concrete consumption. According to the Mexican Statistics Office (Instituto Nacional de Estadística, Geografía e Informática, or “INEGI”), spending on infrastructure-related projects increased approximately 6% during the first nine months of 2010 versus the same period in 2009, compared to an increase of 15% for the full year 2009 compared to 2008. However, we cannot give any assurances that this trend will continue, as the Mexican government’s plan to increase infrastructure spending could prove to be, as in other countries, difficult to implement in a timely manner and in the officially announced amounts. As a result of the current economic environment, our domestic cement and ready-mix concrete sales volumes in Mexico decreased approximately 4% in 2010 compared to 2009.

Many Western European countries, including the U.K., France, Spain, Germany and Ireland, have faced difficult economic environments due to the financial crisis and its impact on their economies, including the construction sectors. If this situation were to deteriorate further, our financial condition and results of operations could be further affected. The situation has been more pronounced in those countries with a higher degree of previous market distortions (especially those experiencing real estate bubbles and durable goods overhangs prior to the crisis), such as Spain, or those more exposed to financial turmoil, such as the U.K. According to OFICEMEN, the Spanish cement trade organization, domestic cement demand in Spain declined 15% in 2010 compared to 2009. Our domestic cement and ready-mix concrete sales volumes in Spain decreased approximately 22% and 20%, respectively, in 2010 and 2009. In the U.K., according to the British Cement Association, domestic cement demand increased approximately 3% in 2010 compared to 2009. Our domestic cement sales volumes in the U.K. increased approximately 1%, while the ready-mix concrete sales volumes in the U.K. decreased approximately 3% in 2010 compared to 2009. In the construction sector, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. Finally, the boost to infrastructure spending that is anticipated as a result of the stimulus packages that have been announced by most European countries could be lower than projected due to bureaucratic hurdles, delays in implementation or funding problems. If these risks materialize, our business, financial condition and results of operations may be adversely affected. The important trade links with Western Europe make some of the Eastern European countries susceptible to the Western European recession. Large financing needs in these countries pose a significant vulnerability. Central European economies could face delays in implementation of European Union Structural Funds (funds provided by the European Union to member states with lowest national incomes per capita) related projects due to logistical and funding problems, which could have a material adverse effect on cement and/or ready-mix concrete demand. In addition, the current concerns about sovereign debt and the budget deficit levels of Greece, Ireland, Portugal and several other European Union countries have resulted in increased volatility and risk perception in the financial markets. The plan recently announced by the European Union and the International Monetary Fund to provide approximately €720 billion to support financial stability in Europe is designed to reduce liquidity risk and debt default probability of any individual European Union member. However, under these and similar plans, fiscal adjustments would need to be implemented in countries with unsustainable fiscal deficits, which likely will lead to a decrease in infrastructure investment in some countries, including Spain, which could have a material adverse effect on cement and/or ready-mix concrete demand and/or would delay any expected economic recovery.

The Central and South American economies also pose a downside risk in terms of overall activity. The global financial downturn, lower exports to the U.S. and Europe, lower remittances and lower commodity prices could represent an important negative risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on cement and ready-mix concrete consumption and/or prices. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have an impact on cement prices and demand for cement and ready-mix concrete, which could adversely affect our business and results of operations.

The Asia-Pacific region will likely be affected if the global economic landscape further deteriorates. An additional increase in country risk and/or decreased confidence among global investors would also limit capital flows and investments in the Asian region. In the Middle East region, lower oil revenues and tighter credit conditions could moderate economic growth and adversely affect construction investments. Our operations in the United Arab Emirates (the “UAE”) have been adversely affected by credit concerns and the end of the construction boom. In addition, the accumulated housing overhang, the rapid decline in property values and the radical change in the international financial situation could prompt a sudden adjustment of the residential markets in some of the countries in the region.

If the global economy were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations would be adversely affected.

We pledged the capital stock of the subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Financing Agreement, other financing arrangements and the Senior Secured Notes.

As part of the Financing Agreement, we pledged or transferred to trustees under security trusts, as collateral, the Collateral, and all proceeds of the Collateral to secure our payment obligations under the Financing

Agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. The payment of principal, interest and premium, if any, on the Senior Secured Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, the Collateral and all proceeds of such Collateral secured (i) Ps179,848 million (U.S.$14,551 million) aggregate principal amount of debt under the Financing Agreement and other financing arrangements, and (ii) Ps16,310 million (U.S.$1,320 million) aggregate principal amount of notes issued in connection with our perpetual debentures, which are not accounted for as debt under MFRS. These subsidiaries collectively own, directly or indirectly, substantially all of our operations worldwide. Provided that no default has occurred which is continuing under the Financing Agreement, the Collateral will be released automatically if we meet specified debt reduction and financial covenant targets.

The Financing Agreement contains restrictive covenants and limitations that could significantly affect our ability to operate our business.

The Financing Agreement requires us, beginning June 30, 2010, to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the perpetual debentures) to EBITDA for each semi-annual period not to exceed 7.75:1 for the period beginning June 30, 2010 and ending June 30, 2011, decreasing to 7:00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets. Pursuant to the Financing Agreement, we are also prohibited from making aggregate capital expenditures in excess of (i) U.S.$700 million for the year ending December 31, 2010 and (ii) U.S.$800 million for each year thereafter until the debt under the Financing Agreement has been repaid in full. For the years ended December 31, 2009 and 2010, we recorded U.S.$636 million and U.S.$555 million in capital expenditures, respectively.

We are also subject to a number of negative covenants that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt (unless, in certain cases, no call option may be exercised with respect to such additional debt until after February 14, 2014); (iii) change our business or the business of any obligor or material subsidiary (as defined in the Financing Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) issue shares; (xii) enter into certain derivatives transactions; (xiii) exercise any call option in relation to any perpetual bonds we may issue unless the exercise of the call options does not have a materially negative impact on our cash flow; and (xiv) transfer assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

The Financing Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our lenders. Pursuant to the Financing Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) we receive an investment-grade rating from two of Standard & Poor’s, Moody’s Investors Service, Inc. and Fitch Ratings; (ii) we reduce the indebtedness under the Financing Agreement by at least 50.96% (approximately U.S.$7.6 billion) from the original amount of U.S.$15 billion; (iii) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.5:1; and (iv) no default under the Financing Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above, any applicable margin increases that were due to a failure to meet amortization targets and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that participating creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, there can be no assurance that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Financing Agreement.

The Financing Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy or insolvency of CEMEX, S.A.B. de C.V., any borrower under an existing facility agreement (as defined in the Financing Agreement) or any other of our material subsidiaries (as defined in the Financing Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) a change to the ownership of any of our subsidiary obligors under the Financing Agreement, unless the proceeds of such disposal are used to prepay Financing Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of August 14, 2009 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Financing Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. and each of its subsidiaries, taken as a whole, which greater than 66.67% of the participating creditors determine would result in our failure, taken as a whole, to perform payment obligations under the existing facilities or the Financing Agreement; and (xiii) failure to comply with laws or our obligations under the Financing Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the participating creditors, the creditors have the ability to accelerate all outstanding amounts due under the existing facilities. Acceleration is automatic in the case of insolvency.

Some of the restrictions and limitations contained in the Financing Agreement may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have fewer restrictions or limitations. There can be no assurance that we will be able to comply with the restrictive covenants and limitations contained in the Financing Agreement. Further, there can be no assurances that, because of the existence of such limitations, particularly limitations in respect of the incurrence of capital expenditures, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

The instruments governing our indebtedness contain cross-default and cross-acceleration provisions that may cause substantially all of the indebtedness issued under such instruments to become immediately due and payable as a result of a default under an unrelated debt instrument.

The instruments governing our indebtedness contain certain affirmative and negative covenants. Our failure to comply with the obligations contained in such instruments governing our indebtedness could result in an event of default under the applicable instrument, which could result in the related indebtedness and the indebtedness issued under other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which may not be available to us on favorable terms, on a timely basis or at all. Alternatively, such default could require us to sell our assets and otherwise curtail operations in order to pay our creditors.

The interest rate of our debt included in the Financing Agreement may increase if we do not meet certain amortization targets or if equity or equity-linked securities are not issued.

Conditional interest rate increases that may occur with respect to our financial indebtedness included in the Financing Agreement could adversely affect our business. In general, our existing bank facilities that are included in the Financing Agreement bear interest at a base rate plus an applicable margin, LIBOR plus an applicable margin or EURIBOR plus an applicable margin. The base rates, LIBOR and EURIBOR applicable to our existing bank facilities remain in place, and under the Financing Agreement, the applicable margin for each bank facility is set at 4.5% per annum; however, if we are unable to repay at least 50.96% (approximately U.S.$7.6 billion) of the aggregate initial exposures of the participating creditors between the closing of the Financing Agreement and December 31, 2011, the applicable margin will increase by 0.5% or 1.0% per annum, depending upon the difference between such target amortization and the actual amortizations paid as of December 31, 2011.

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, we had reduced indebtedness under the Financing Agreement by approximately U.S.$5.4 billion, thereby avoiding an interest rate increase that otherwise could have been applicable as of December 2010 pursuant to the terms of the Financing Agreement.

The private placement obligations subject to the Financing Agreement bear interest at a rate of 8.91% (except for the private placement obligations denominated in Japanese Yen, which bear a corresponding rate of 6.625%) per annum. The interest rate on such private placement obligations is subject to the same adjustment as described above. An interest rate increase due to a failure to meet amortization targets will cease to apply on the Covenant Reset Date (as defined in the Financing Agreement). There can be no assurance that we will be able to satisfy the requirements necessary to prevent such pricing increase.

The Financing Agreement provides that if we have not received net proceeds equal to or in excess of U.S.$1.0 billion from the issuance of equity, equity-linked securities, or other securities that do not increase the consolidated funded debt of CEMEX (together, the “Equity Securities”) during the period from September 30, 2010 to (and including) September 30, 2011, then the margin under the Financing Agreement will increase by 1.00 percent per annum from September 30, 2011 until the earlier of (i) the date on which we have received net proceeds from the issuance of Equity Securities equal to or in excess of U.S.$1.0 billion or (ii) February 14, 2014, which is the termination date of the Financing Agreement. If U.S.$1.0 billion of Equity Securities are not issued, participating creditors under the Financing Agreement will have the right to issue a securities demand within the securities demand notice period, requiring us to issue additional securities (assuming the requisite percentage of participating creditors have issued such securities demand), including Equity Securities and other debt securities, up to the shortfall amount. However, conditions in the capital markets have been such that traditional sources of capital, including equity capital, from time to time have not been available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable.

We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations.

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, our total debt was Ps207,979 million (U.S.$16,827 million), not including approximately U.S.$1,320 million (Ps16,310 million) of notes issued in connection with our perpetual debentures, but including our debt not subject to the Financing Agreement, which was approximately Ps90,353 million (U.S.$7,310 million). Of such total debt amount, approximately Ps1,751 million (U.S.$142 million) is maturing during 2011; Ps11,065 million (U.S.$895 million) is maturing during 2012; Ps29,831 million (U.S.$2,414 million) is maturing during 2013; Ps99,956 million (U.S.$8,087 million) is maturing during 2014; and Ps65,376 million (U.S.$5,289 million) is maturing after 2014.

If we are unable to comply with our upcoming principal maturities under our indebtedness (including the Financing Agreement), or refinance our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2010, we had U.S.$561 million in outstanding short-term working capital and receivables financing facilities, which consisted of four securitization programs with a combined funded amount of U.S.$539 million and U.S.$22 million outstanding in short-term CBs. The scheduled maturity of our securitization program in Spain is May 11, 2011, which had a funded amount of U.S.$117 million as of December 31, 2010. On May 19, 2010, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts, replacing our prior program that was scheduled to mature in 2010. As of December 31, 2010, we had U.S.$231 million in funded amounts under this program. The scheduled maturity for the securitization program in France, which had a funded amount of U.S.$57 million as of December 31, 2010, was extended to September 30, 2011. The securitization program in Mexico, which had a funded amount of U.S.$134 million at December 31, 2010, expires on December 29, 2011. We cannot ensure that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global equity and credit markets in the last two years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. On

September 28, 2009, we sold a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1.8 billion in net proceeds. On December 10, 2009, we issued approximately Ps4.1 billion in Mandatory Convertible Securities in exchange for CBs. On December 14, 2009, we closed the offerings of the December 2010 Notes, namely, U.S.$1,250 million aggregate principal amount of U.S. Dollar-denominated Notes and €350 million aggregate principal amount of Euro-denominated Notes, and on January 19, 2010, we closed the offering of U.S.$500 million additional aggregate principal amount of the December 2010 Notes. On March 30, 2010, we closed the offering of U.S.$715 million aggregate principal amount of the Optional Convertible Subordinated Notes. On May 12, 2010, our subsidiary, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-denominated Notes, and €115,346,000 aggregate principal amount of its 8.875% Euro-denominated Notes in exchange for a majority in principal amount of our then outstanding perpetual debentures. On January 11, 2011, we closed the offering of U.S.$1 billion aggregate principal amount of the January 2011 Notes. On March 4, 2011, we closed the 2011 Private Exchange. However, conditions in the capital markets have been such that traditional sources of capital, including equity capital, from time to time have not been available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital at all or on terms that are favorable.

The Financing Agreement restricts us from incurring additional debt, subject to certain exceptions. The debt covenant under the Financing Agreement permits us to incur a liquidity facility or facilities entered into with a participating creditor under the Financing Agreement in an amount not to exceed U.S.$1.0 billion (of which up to U.S.$500 million may be secured). In addition, the Financing Agreement requires proceeds from asset disposals, incurrence of debt and issuance of equity, and cash flow to be applied to the prepayments of the exposures of participating creditors subject to our right to retain cash on hand up to U.S.$650 million, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Financing Agreement), and to temporarily reserve proceeds from asset disposals and permitted refinancings to be applied to the repayment of certain CBs that are maturing during the following 364 days after the proceeds are received.

As a result of the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all.

If the global economic environment deteriorates further and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

The Senior Secured Notes Indentures and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

We have issued a total of U.S.$3,943 million and €465 million aggregate principal amount of our Senior Secured Notes (including the Additional 2020 Notes) under the Senior Secured Notes Indentures. The Senior Secured Notes Indentures and the other instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) borrow money; (ii) incur debt; (iii) pay dividends on stock; (iv) redeem stock or redeem subordinated debt; (v) make investments; (vi) sell assets, including capital stock of subsidiaries; (vii) guarantee indebtedness; (viii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (ix) enter into transactions with affiliates; (x) create or assume liens; (xi) engage in mergers or consolidations; and (xii) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of our debt or the debt of our subsidiaries.

Each of the covenants is subject to a number of important exceptions and qualifications. The breach of any of these covenants could result in a default under the Senior Secured Notes Indentures and under other existing debt obligations, as a result of the cross-default provisions contained in the documentation governing such debt obligations. In the event of a default under the Senior Secured Notes Indentures, the holders of the Senior Secured Notes could seek to declare all amounts outstanding under the Senior Secured Notes, together with accrued and unpaid interest, if any, to be immediately due and payable. If the indebtedness under the Senior Secured Notes, or certain other existing debt obligations were to be accelerated, we can offer no assurance that our assets would be sufficient to repay in full that indebtedness and our other indebtedness. Furthermore, upon the occurrence of a cross-default under the Financing Agreement, or under other credit facilities or any of our other debt instruments, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we can offer no assurance that our assets will be sufficient to repay in full those amounts or to satisfy all of our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

Our ability to comply with our debt maturities in 2012 and subsequent years may depend on our making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In the short term, we intend to use our capital resources, cash flow from operations, proceeds from capital markets debt and equity offerings and proceeds from the sale of assets to repay debt in order to reduce our leverage, strengthen our capital structure and regain our financial flexibility. Our ability to comply with our payment obligations under the Financing Agreement and other indebtedness may depend in large part on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In connection with our asset divestment initiatives, on August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds. On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million. On October 1, 2009, we completed the sale of our operations in Australia to a subsidiary of Holcim Ltd. for approximately 2.02 billion Australian Dollars (approximately U.S.$1.7 billion) in net proceeds, of which we used approximately U.S.$1.37 billion to prepay indebtedness under the Financing Agreement and approximately U.S.$248 million to strengthen our liquidity position. In addition, the sale of the operations resulted in the deconsolidation of approximately U.S.$131 million in debt in connection with a credit facility borrowed by our subsidiaries in Australia.

As a result of the restrictions under the Financing Agreement and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all. The current volatility of the credit and capital markets can significantly affect us due to the limited availability of funds to potential acquiring parties. The lack of acquisition financing in the current economic environment and existing relatively high levels of indebtedness among many industry peers may likely make it difficult for potential interested acquirers to purchase our assets. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. Given market conditions at the time of any future asset sales, we can not assure you that we may not be forced to sell our assets at prices substantially lower than their fair market value.

If we are unable to complete asset divestitures and our cash flow or capital resources prove inadequate, we could face liquidity problems during 2012 and subsequent years and may not be able to comply with payment obligations under our indebtedness.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. The acquisition of Rinker substantially increased our exposure in the United States, which has been experiencing a sharp downturn in the housing and construction sectors. The downturn in the United States has had adverse effects on our operations in the U.S., making it more difficult for us to achieve our goal of decreasing our acquisition-related leverage. We also may not be able to achieve all the anticipated cost savings from the Rinker acquisition. Our financial statements for the year ended December 31, 2008 included non-cash charges of approximately U.S.$1.5 billion for impairment losses in accordance with MFRS, of which approximately U.S.$1.3 billion related to impairment of goodwill (mainly related to the Rinker acquisition). Considering differences in the measurement of fair value, including the selection of economic variables, as well as the methodology for determining final impairment losses between MFRS and U.S. GAAP, our preliminary impairment losses in 2008 under U.S. GAAP amounted to approximately U.S.$4.9 billion, including the impairment losses determined under MFRS, of which approximately U.S.$4.7 billion related to impairment of goodwill. After finalizing our 2008 impairment exercise under U.S. GAAP during 2009, our impairment losses were reduced by approximately U.S.$71 million. See note 25 to our 2009 consolidated financial statements included in our annual report for the year ended December 31, 2009.

During the last quarter of 2010, we performed, under MFRS, our annual goodwill impairment test. Based on this analysis, in 2010, we determined an impairment loss of goodwill for approximately Ps189 million (U.S.$15 million) associated with the reporting unit in Puerto Rico, under MFRS. Although we currently are seeking to dispose of assets to reduce our overall leverage and the Financing Agreement and other debt instruments restrict our ability to acquire assets, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations would be materially and adversely affected.

As a result of the sale of our operations in Australia, for the year ended December 31, 2009, we recognized a loss on sale, net of income tax, and the reclassification of foreign currency translation effects accrued in equity and included under “Other comprehensive income,” for an aggregate amount of approximately Ps5.9 billion (U.S.$446 million). This is reflected in a single line item of “Discontinued operations.” See note 3B to our consolidated financial statements.

Our use of derivative financial instruments has negatively affected our operations especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, there is no assurance that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. For the years ended December 31, 2008, 2009 and 2010, we had net losses of approximately Ps15,172 million (U.S.$1.4 billion), Ps2,127 million (U.S.$156 million) and Ps956 million (U.S.$75 million), respectively, from financial instruments.

The 2008 losses resulted from a variety of factors, including losses related to changes in the fair value of equity derivative instruments attributable to the generalized decline in price levels in the capital markets worldwide and in our own shares, losses related to changes in the fair value of cross-currency swaps and other currency derivatives attributable to the appreciation of the Dollar against the Euro, and losses related to changes in the fair value of interest rate derivatives primarily attributable to the decrease in the five-year interest rates in Euros and Dollars.

During 2009, we reduced the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments, which we finalized during April 2009. The Financing Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions. We have requested and obtained the requisite consents from participating creditors under the Financing Agreement to amend the relevant provisions of the Financing Agreement to allow us to enter into the capped call transaction described under “Description of the Capped Call Transactions.”

As of December 31, 2010, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts on third party shares and equity derivatives under our own shares (including our capped call transactions in connection with the Optional Convertible Subordinated Notes, which we closed in March 2010), a forward instrument over the Total Return Index (TRI) of the Mexican Stock Exchange and interest rate derivatives related to energy projects. See note 12C to our consolidated financial statements.

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. If we resume using derivative financing instruments in the future, the cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our income statement, which could introduce volatility in our controlling interest net income and our related ratios. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we resume using derivative financing instruments, or with respect to our outstanding equity derivative positions, we may incur net losses from our derivative financial instruments.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in 2011 and in recent years. To mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels such as tires, biomass and household waste, which has resulted in less vulnerability to price spikes. We have also implemented technical improvements in several facilities and entered into long-term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

A substantial amount of our total assets are intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market and industry conditions continue to deteriorate, further impairment charges may be recognized. Our charges for impairment may be materially greater under U.S. GAAP than under MFRS.

As of December 31, 2010, approximately 40% of our total assets were intangible assets, of which 69% (Ps142,094 million) corresponded to goodwill related primarily to our acquisitions of RMC and Rinker. Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period following the purchase date.

Our consolidated financial statements have been prepared in accordance with MFRS, which differ significantly from U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of certain key economic assumptions related to the determination of the discount rates used to assess our assets’ fair value. Pursuant to our policy under MFRS, goodwill and other intangible assets of indefinite life are not amortized and are tested for impairment when impairment indicators exist or in the fourth quarter of each year, by determining the value in use of the reporting units to which those intangible assets relate (a reporting unit comprises multiple cash generating units), which is the result of the discounted amount of estimated future cash flows expected to be generated by the reporting units. An impairment loss is recognized under MFRS if the value in use is lower than the net book value of the reporting unit. We determine the discounted amount of estimated future cash flows over a period of five years, unless a longer period is justified in a specific country, considering the economic cycle of the reporting units and prevailing industry conditions. Impairment tests are sensitive to the projected future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. We use after-tax discount rates, which are applied to after-tax cash flows for each reporting unit. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. See note 11B to our consolidated financial statements.

During the fourth quarter of 2008, the global economic crisis caused financing scarcity in almost all productive sectors, resulting in a decrease in economic activity in all of our markets and a worldwide downturn in macroeconomic indicators. This effect lowered the overall growth expectations within the countries in which we operate, particularly affecting the construction industry due to the cancellation or deferral of several investment projects. These conditions, which constitute an impairment indicator, remained during a significant portion of 2009. During the fourth quarters of 2010, 2009 and 2008, we performed our annual goodwill impairment testing under MFRS. In 2008, our test coincided with the negative economic environment previously described. For the year ended December 31, 2008, we recognized goodwill impairment losses under MFRS of approximately Ps18.3 billion (U.S.$1.3 billion), of which the impairment corresponding to the United States reporting unit was approximately Ps16.8 billion (U.S.$1.2 billion). The estimated impairment loss in the United States during 2008 was mainly related to the acquisition of Rinker in 2007 and overall was attributable to the negative economic situation expected in the markets during 2009 and 2010, particularly in the construction industry. For the year ended December 31, 2009, we did not recognize goodwill impairment losses despite the economic conditions prevailing during the year, considering that in such period, the main global stock markets started their stabilization and achieved growth as compared to the closing pricing levels in 2008. Likewise, the reference interest rates at the end of 2009 decreased with respect to their level in 2008 due to an increase in liquidity in the debt and equity markets, which slightly reduced the risk premium in the countries where we operate. These elements jointly generated a decrease in the discount rates in 2009 in comparison with the 2008 discount rates and consequently generated an increase in the value in use of the reporting units. For the year ended December 31, 2010, we recognized a goodwill impairment loss under MFRS of approximately Ps189 million (U.S.$15 million) associated with our reporting unit in Puerto Rico. See notes 11 and 11B to our audited consolidated financial statements.

As mentioned above, differences between MFRS and U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of certain key economic assumptions related to the determination of the discount rates used to assess our assets’ fair value, led to a materially greater impairment loss under U.S. GAAP, as compared to that recognized in our 2008 consolidated financial statements under MFRS. For the year ended December 31, 2008, we recognized goodwill impairment losses under U.S. GAAP of approximately U.S.$4.7 billion (compared to U.S.$1.3 billion under MFRS), of which an estimated impairment loss corresponding to the United States reporting unit was recognized for approximately U.S.$4.5 billion (compared to U.S.$1.2 billion of goodwill impairment losses recognized under MFRS) related to the completion of the second step required to allocate the fair value of the U.S. reporting unit’s net assets. During 2009, we completed our U.S. GAAP analysis in connection with the year 2008 impairment exercise and reduced final impairment losses under U.S. GAAP by approximately U.S.$71 million.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the global economy in the future could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under both MFRS and U.S. GAAP. Such an impairment test could result in additional impairment charges which could be material to our financial statements. As of the date hereof, we have not completed the reconciliation to U.S. GAAP of our MFRS consolidated financial statements.

Our ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

We are a holding company with no significant assets other than the stock of our direct and indirect subsidiaries and our holdings of cash and marketable securities. In general, our ability to repay debt and pay dividends depends on the continued transfer to us of dividends and other income from our wholly-owned and non-wholly-owned subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us is limited by various regulatory, contractual and legal constraints.

If we are unable to receive cash from our subsidiaries, our results of operations and financial condition could be affected and we may not be able to service our debt.

Our ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities and applicable laws and regulations including provisions which restrict the payment of dividends based on interim financial results or minimum net worth. We may also be subject to exchange controls on remittances by our subsidiaries from time to time in certain jurisdictions. We cannot assure you that these subsidiaries will generate sufficient income to pay out dividends, and without these dividends, we may be unable to service our debt.

Moreover, the ability of our subsidiaries to pay dividends may be restricted by the laws of the jurisdictions under which such subsidiaries are incorporated. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and satisfaction of losses, if any, incurred by such subsidiary in previous fiscal years. Therefore, our cash flows could be affected if we do not receive dividends or other payments from our subsidiaries.

We have to service our Dollar-denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.

A substantial portion of our outstanding debt is denominated in Dollars. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, our Dollar-denominated debt represented approximately 71% of our total debt, not including approximately U.S.$965 million aggregate principal amount of perpetual debentures outstanding after the completion of the

2010 Exchange Offer. Our Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although the acquisition of Rinker increased our U.S. assets substantially, we nonetheless continue to rely on our non-U.S. assets to generate revenues to service our Dollar-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our Dollar-denominated debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Qualitative and Quantitative Market Disclosure — Interest Rate Risk, Foreign Currency Risk and Equity Risk — Foreign Currency Risk.” A devaluation or depreciation in the value of the Peso, Euro, Pound Sterling or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. In 2010, Mexico, Spain, the United Kingdom, Germany, France and the Rest of Europe region (which includes our subsidiaries in Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region), our main non-Dollar-denominated operations, together generated approximately 57% of our total net sales in Peso terms (approximately 23%, 4%, 8%, 7%, 7% and 7%, respectively) before eliminations resulting from consolidation. In 2010, approximately 17% of our net sales in Peso terms were generated in the United States. During 2010, the Peso appreciated approximately 6% against the Dollar, the Euro depreciated approximately 7% against the Dollar and the Pound Sterling depreciated approximately 3% against the Dollar. If we enter into future currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts we may have entered into to hedge our exchange rate exposure.

In addition, as of December 31, 2010, our Euro denominated debt, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, represented approximately 24% of our total debt, not including the €266 million aggregate principal amount of the 6.277% Perpetual Debentures outstanding after the completion of the 2011 Private Exchange. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain and the Rest of Europe to service these obligations.

We are subject to litigation proceedings, including antitrust proceedings, that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Regulatory Matters and Legal Proceedings,” we are currently subject to a number of significant legal proceedings, including, but not limited to, tax matters in Mexico, as well as antitrust investigations in Europe and antitrust actions by private parties in Florida. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur. See “Regulatory Matters and Legal Proceedings.”

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. The enactment of stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability. Efforts to address climate change through domestic federal, state and regional laws and regulations, as well as through international agreements and the laws and regulations of other countries, to reduce the emissions of greenhouse gases (“GHGs”) can create risks and uncertainties for our business. This is because the cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (CO2) as a byproduct of the calcination process. Such risks could include costs to purchase allowances or credits to meet GHG emission caps, costs required to provide equipment to reduce emissions to comply with GHG limits or required technological standards, or decreased profits or losses arising from decreased demand for goods or higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls.

At the U.S. federal level, there are pending in Congress several pieces of legislation that would establish caps or limits on GHG emissions. For example, in 2009, the House of Representatives passed the American Clean Energy & Security Act, which, among other things, establishes a cap on emissions of GHGs from a number of industries in the United States, including cement manufacturing, beginning in 2012. This legislation would require such covered industries to obtain allowances corresponding to their annual emissions of GHGs. The legislation also would authorize the imposition of an international reserve allowance program to imports of certain energy intensive goods to cover the GHG emissions associated with the production of the imported goods. Legislation has been introduced in the Senate which parallels the House bill in many significant ways, although it postpones by three years the regulation of industrial sources of GHG emissions.

It is not possible at this time to predict whether any domestic federal climate change legislation may be finally enacted, what that legislation may provide or whether it may impact existing federal regulations or state laws or regulations on GHG emissions (see below). Therefore, it is not possible at this time to predict how such legislation would impact our U.S. operations. However, any impositions by legislation of significant costs or limitations on raw materials, fuel or production, or requirements for reductions of GHG emissions, could have a significant impact on the cement manufacturing industry and a material economic impact on our U.S. operations, including from competition from imports from countries where such costs are not imposed on manufacturing.

The U.S. Environmental Protection Agency (the “EPA”) has also promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. The EPA issued a Mandatory Reporting of GHG Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. This regulation is not expected to have a material economic impact on us.

In 2010, the EPA also completed a series of rulemakings which will likely result in the imposition of GHG emission limits for major stationary sources, including cement plants, beginning January 2, 2011. In 2009, the EPA found that GHG emissions from light-duty vehicles constitute an endangerment of human health and the environment, and, based on that finding, published in May 2010 its light-duty vehicle rule, which establishes the first federal controls of GHG emissions from mobile sources. In its Reconsideration of its PSD Interpretive Memorandum Rule (April 2, 2010) and its Tailoring Rule (June 3, 2010), the EPA has determined that the light-duty vehicle rule makes GHGs “subject to regulation” under the Clean Air Act, thereby triggering requirements under the Act’s Prevention of Significant Deterioration (“PSD”) program. The PSD program requires new major sources of regulated pollutants or major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to the EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, would need to apply PSD for GHG emissions as of January 2, 2011, for any GHG emissions above 75,000 tons/year of carbon dioxide equivalent (“CO2e”). Therefore, new cement plants or existing plants undergoing modification which would be major sources for non-GHG pollutants regulated under the Clean Air Act would need to acquire PSD permits for construction or modification of plants which would emit 75,000 or more tons/year of CO2e GHGs, and would have to determine and install BACT controls for those emissions. By July 2011, any new source that emits 100,000 tons/year of CO2e or any existing source that emits 100,000 tons/year of CO2e GHGs and undergoes modifications that would emit 75,000 tons/year of CO2e, must comply with PSD obligations. PSD permits can involve significant costs and delay. While the cost to CEMEX is unknown at this time, the costs of such GHG regulation of stationary sources through PSD could have a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

In addition to pending U.S. federal legislation and regulation, states and regions are establishing or seeking to establish their own programs to reduce GHG emissions, including from manufacturing sectors. For example, California passed AB 32 into law in 2006, which, among other things, seeks a statewide reduction of GHG emissions to 1990 levels by 2020. In December 2008, the California Air Resource Board approved a plan to implement AB 32, which includes a cap-and-trade program beginning in 2012. Work on these regulations is ongoing, as are efforts in other states and regional programs in the west and Midwest regions of the U.S. (the Northeast Regional Greenhouse Gas Initiative currently only regulates GHGs from regional electricity generation.) It is not possible at this time to predict how these state and regional efforts, which generally have not yet resulted in actual regulatory controls on GHG emissions from industrial manufacturing, would impact our U.S. operations, and they may be affected by federal climate legislation.

Finally, there are ongoing efforts on the international front to address GHG emissions. We are actively monitoring negotiations of the United Nations Framework Convention on Climate Change (“UNFCCC”), and we operate in countries that are signatories to the Kyoto Protocol, which establishes GHG emission reduction targets for developed country parties to the protocol, such as the countries of the European Union. Hence, our operations in the United Kingdom, Spain and the Rest of Europe are subject to binding caps on CO2 emissions imposed by member states of the European Union as a result of the European Commission’s directive establishing the European Emissions Trading System (“ETS”) to implement the Kyoto Protocol. Under this directive, companies receive from the relevant member states set limitations on the levels of CO2 emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant monetary penalties. For the years 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. As a result of continuing uncertainty regarding final allowances, it is premature to draw conclusions regarding the overall position of all of our European cement plants.

Under the ETS, we seek to reduce the impact of any excess emissions by either reducing the level of CO2 released in our facilities or by implementing clean development mechanism (“CDM”) projects under the Kyoto Protocol in emerging markets. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results.

It is more difficult to estimate the potential impact of any international agreements under the UNFCCC or through other international or multilateral instruments. The recently concluded Conference of Parties in Copenhagen failed to produce a successor to the Kyoto Protocol with binding legal obligations for GHG emission reductions. The 2010 Conference of Parties was held December 2010 in Cancún, Mexico, and we have monitored developments carefully to determine what impact these discussions may have on our operations around the world.

In conclusion, given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to CEMEX that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries.

In addition to the risks identified above arising from actual or potential statutory and regulatory controls, severe weather, rising seas, higher temperatures and other effects that may be attributable to climate change may impact any manufacturing sector in terms of direct costs (e.g., property damage and disruption to operations) and indirect costs (e.g., disruption to customers and suppliers, higher insurance premiums). We do not believe that any such impacts on our operations would significantly differ from those of other sectors and the public at large.

See “Regulatory Matters and Legal Proceedings — Environmental Matters.”

We are subject to restrictions due to non-controlling interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our results.

With the acquisitions of RMC in 2005 and Rinker in 2007, our geographic diversity has significantly increased. As of December 31, 2010, we had operations in Mexico, the United States, the United Kingdom, Spain, the Rest of Europe region, the South America, Central America and the Caribbean region (which includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), Africa and the Middle East (which includes our subsidiaries in Egypt, the UAE and Israel) and Asia (which includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region). We sold our operations in Australia on October 1, 2009. As of December 31, 2010, after eliminations resulting from consolidation, our operations in Mexico represented approximately 12% of our total assets, our operations in the U.S. represented approximately 43% of our total assets, our operations in Spain represented approximately 10% of our total assets, our operations in the U.K. represented approximately 6% of our total assets, our operations in Germany represented approximately 2% of our total assets, our operations in France represented approximately 3% of our total assets, our operations in the Rest of Europe represented approximately 4% of our total assets, our operations in South America, Central America and the Caribbean represented approximately 6% of our total assets, our operations in Africa and the Middle East represented approximately 3% of our total assets, our operations in Asia represented approximately 2% of our total assets, and our other operations represented approximately 9% of our total assets. For the year ended December 31, 2010, before eliminations resulting from consolidation in Peso terms, our operations in Mexico represented approximately 23% of our net sales, our operations in the U.S. represented approximately 17% of our net sales, our operations in Spain represented approximately 4% of our net sales, our operations in the U.K. represented approximately 8% of our net sales, our operations in Germany represented approximately 7% of our net sales, our operations in France represented approximately 7% of our net sales, our operations in the Rest of Europe represented approximately 7% of our net sales, our operations in South America, Central America and the Caribbean represented approximately 11% of our net sales, our operations in Africa and the Middle East represented approximately 8% of our net sales, our operations in Asia represented approximately 3% of our net sales and our other operations represented approximately 5% of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income. For a geographic breakdown of our net sales for the year ended December 31, 2010, please see “Summary — Geographic Breakdown of Net Sales for the Year Ended December 31, 2010.”

Our operations in South America, Central America and the Caribbean are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. The government of Venezuela has paid no compensation to the CEMEX affiliates, CEMEX Caracas Investments B.V. and CEMEX Caracas II

Investments B.V. (together, “CEMEX Caracas”), which held a 75.7% interest in CEMEX Venezuela, or to any other former CEMEX Venezuela shareholder. On October 16, 2008, CEMEX Caracas filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, pursuant to the bilateral investment treaty between the Netherlands and Venezuela, seeking relief for the expropriation of their interest in CEMEX Venezuela. The ICSID arbitral tribunal, or ICSID Tribunal, has been constituted. We are unable at this preliminary stage to estimate the likely range of potential recovery (if any) or to determine what position the government of Venezuela will take in these proceedings, the nature of the award that may be issued by the ICSID Tribunal, and the difficulties of collection of any possible monetary award issued to CEMEX Caracas, among other matters. See “Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Our operations in Africa and the Middle East have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. There can be no assurance that political turbulence in Egypt and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability.

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt then issued a statement expressing a commitment to oversee an orderly transition of power by holding elections under a stable environment. Since then, demonstrations and protests have continued to take place across Egypt. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date hereof. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt, which could impact demand for building materials, and interruptions in services, such as banking, which could have a material adverse effect on our operations in Egypt.

There have been terrorist attacks in countries in which we maintain operations, and ongoing threats of future terrorist attacks. There can be no assurance that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our major markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional

Consolidation Taxes”). This tax reform will require CEMEX to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. The Additional Consolidation Taxes must be paid over a five-year time period. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years.

For the 2010 fiscal year, CEMEX paid Ps325 million (U.S.$26 million), which represents 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, at the new, 30% tax rate. The remaining 75% will be payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 will be taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with the changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (U.S.$799 million), of which approximately Ps8.2 billion (U.S.$628 million) were recognized under “Other non-current assets” in connection with the net liability recognized before the new tax law and that we expect to realize in connection with the payment of this tax liability; and approximately Ps2.2 billion (U.S.$171 million) were recognized under “Retained earnings,” considering special provisions under MFRS, for the portion, according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation that represented the transfer of resources within such group. In December 2010, the tax authority in Mexico granted us the option to defer the calculation and payment of income taxes, until a subsidiary is disposed of or until CEMEX eliminates the tax consolidation, over the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated taxes payable by approximately Ps$2,911 million against a credit to “Retained earnings.” In our U.S. GAAP reconciliation of our 2009 financial statements, the approximately Ps2.2 billion (U.S.$171 million) recognized under “Retained earnings” under MFRS were reclassified to income tax expense for the period under U.S. GAAP.

Our estimated payment schedule of remaining taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps501 million in 2011, approximately Ps667 million in 2012, approximately Ps667 million in 2013, approximately Ps1.9 billion in 2014 and approximately Ps6.3 billion in 2015 and thereafter. See notes 2N and 15A to our consolidated financial statements. On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against this tax reform. However, we cannot assure you that we will prevail in this constitutional challenge.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

We are a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of our directors and officers reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Lic. Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

The protections afforded to minority shareholders in Mexico are different from those in the United States and may be more difficult to enforce.

Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the legal framework and case law pertaining to disputes between shareholders and us, our directors, our officers or our controlling shareholders, if any, are less developed under Mexican law than under United States law, generally only permits shareholder derivative suits (i.e., suits for our benefit as opposed to the direct benefit of our shareholders) and there are different procedural requirements for bringing shareholder lawsuits, such as shareholder derivative suits, which differ from those you may be familiar with under U.S. and other laws. There is also a substantially less active plaintiffs’ bar dedicated to the enforcement of shareholders’ rights in Mexico than in the United States. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a United States company.

Risks Relating to our ADSs

ADS holders may only vote the Series B shares represented by the CPOs deposited with the ADS depositary through the ADS depositary and are not entitled to vote the Series A shares represented by the CPOs deposited with the ADS depositary or to attend shareholders’ meetings.

Under the terms of the ADSs and our by-laws, a holder of an ADS has the right to instruct the ADS depositary to exercise voting rights only with respect to Series B shares represented by the CPOs deposited with the depositary, but not with respect to the Series A shares represented by the CPOs deposited with the depositary. ADS holders will not be able to exercise their right to vote unless they withdraw the CPOs underlying their ADSs (and, in the case of non-Mexican holders, even if they do so, they may not vote the Series A shares represented by the CPOs) and may not receive voting materials in time to ensure that they are able to instruct the depositary to vote the CPOs underlying their ADSs or receive sufficient notice of a shareholders’ meeting to permit them to withdraw their CPOs to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send out voting instructions on time or carry them out in the manner an ADS holder has instructed. As a result, ADS holders may not be able to exercise their right to vote and they may lack recourse if the CPOs underlying their ADSs are not voted as they requested. In addition, ADS holders are not entitled to attend shareholders’ meetings. ADS holders will also not be permitted to vote the CPOs underlying the ADSs directly at a shareholders’ meeting or to appoint a proxy to do so without withdrawing the CPOs. If the ADS depositary does not receive voting instructions from a holder of ADSs in a timely manner, such holder will nevertheless be treated as having instructed the ADS depositary to give a proxy to a person we designate to vote the B shares underlying the CPOs represented by the ADSs in his/her discretion. The ADS depositary or the custodian for the CPOs on deposit may represent the CPOs at any meeting of holders of CPOs even if no voting instructions have been received. The CPO trustee may represent the A shares and the B shares represented by the CPOs at any meeting of holders of A shares or B shares even if no voting instructions have been received. By so attending, the ADS depositary, the custodian or the CPO trustee, as applicable, may contribute to the establishment of a quorum at a meeting of holders of CPOs, A shares or B shares, as appropriate.

Preemptive rights may be unavailable to ADS holders.

ADS holders may be unable to exercise preemptive rights granted to our shareholders, in which case ADS holders could be substantially diluted following future equity or equity-linked offerings. Under Mexican law, whenever we issue new shares for payment in cash or in kind, we are generally required to grant preemptive rights to our shareholders, except if the shares are issued in respect of a public offering or if the relevant shares underlie convertible securities. However, ADS holders may not be able to exercise these preemptive rights to acquire new shares unless both the rights and the new shares are registered in the United States or an exemption from registration is available. We cannot assure you that we would file a registration statement in the United States at the time of any rights offering.

Non-Mexicans may not hold our Series A shares directly and must have them held in a trust at all times.

Non-Mexican investors in our CPOs or ADSs may not directly hold the underlying Series A shares, but may hold them indirectly through our CPO trust. Upon the early termination or expiration of the 30-year term of our CPO trust, the underlying Series A shares of our CPOs held by non-Mexican investors must be placed in a new trust similar to the current CPO trust for non- Mexican investors to continue to hold an economic interest in such shares. We cannot assure you that a new trust similar to the CPO trust will be created or that the relevant authorization for the creation of the new trust or the transfers of our Series A shares to such new trust will be obtained. In that event, since non-Mexican holders currently cannot hold Series A shares directly, they may be required to sell all of their Series A shares to a Mexican individual or corporation.

MEXICAN PESO EXCHANGE RATES

Mexico has had no exchange control system in place since the dual exchange control system was abolished on November 11, 1991. The Mexican Peso has floated freely in foreign exchange markets since December 1994, when the Mexican Central Bank (Banco de México) abandoned its prior policy of having an official devaluation band. Since then, the Peso has been subject to substantial fluctuations in value. The Peso appreciated against the Dollar by approximately 5% in 2005, depreciated against the Dollar by approximately 2%, 1% and 26% in 2006, 2007 and 2008, respectively, appreciated against the Dollar by approximately 5% in 2009, and appreciated against the Dollar by approximately 6% in 2010. These percentages are based on the exchange rate that we use for accounting purposes, or the CEMEX accounting rate. CEMEX accounting rates represent the average of three different exchange rates that are provided to us by Banco Nacional de México, S.A., Integrante del Grupo Financiero Banamex, or Banamex. For any given date, the CEMEX accounting rate may differ from the noon buying rate for Pesos in New York City published by the U.S. Federal Reserve Bank of New York.

The following table sets forth, for the periods and dates indicated, the end-of-period, average and high and low points of the CEMEX accounting rate as well as the noon buying rate for Pesos, expressed in Pesos per U.S.$1.00.

	CEMEX Accounting Rate				Noon Buying Rate
Year ended December 31,	End of Period	Average(1)	High	Low	End of Period	Average(1)	High	Low
2005	10.62	10.85	11.38	10.42	10.63	10.89	11.41	10.41
2006	10.80	10.91	11.49	10.44	10.80	10.90	11.46	10.43
2007	10.92	10.93	11.07	10.66	10.92	10.93	11.27	10.67
2008	13.74	11.21	13.96	9.87	13.83	11.15	13.92	9.92
2009	13.09	13.51	15.57	12.62	13.06	13.50	15.41	12.63
2010	12.36	12.67	13.21	12.15	12.38	12.64	13.19	12.16

Monthly (2010-2011)
September	12.60		13.08	12.49	12.63		13.06	12.49
October	12.35		12.60	12.35	12.35		12.61	12.35
November	12.49		12.50	12.21	12.45		12.57	12.21
December	12.36		12.49	12.31	12.38		12.47	12.33
January	12.12		12.26	11.99	12.15		12.25	12.04
February	12.11		12.18	11.98	12.11		12.18	11.97
March (2)	12.05		12.13	12.01	12.01		12.11	12.01

(1)	The average of the CEMEX accounting rate or the noon buying rate for Pesos, as applicable, on the last day of each full month during the relevant period.
(2)	March noon buying rates are through March 4, 2011. CEMEX accounting rates are through March 7, 2011.

On March 7, 2011, the CEMEX accounting rate was Ps12.05 to U.S.$1.00. Between January 1, 2011 and March 7, 2011, the Peso appreciated by 3% against the Dollar.

MARKET PRICE INFORMATION

Our CPOs are listed on the Mexican Stock Exchange and trade under the symbol “CEMEX.CPO.” Our ADSs, each of which currently represents ten CPOs, are traded under the symbol “CX” on New York Stock Exchange, or the NYSE. The following table sets forth, for the periods indicated, the reported highest and lowest market quotations in nominal Pesos for CPOs on the Mexican Stock Exchange and the high and low sales prices in Dollars for ADSs on the NYSE. The information below gives effect to the two-for-one stock split in our CPOs and ADSs approved by our shareholders on April 27, 2006, which occurred on July 17, 2006, and prior stock splits.

	CPOs(1)		ADSs
Calendar Period	High	Low	High	Low
Yearly
2005	33.25	18.88	30.99	17.06
2006	39.35	27.25	36.04	23.78
2007	44.50	27.23	41.34	24.81
2008	33.80	5.55	32.61	4.01
2009	19.19	6.16	14.58	3.94
2010	16.16	9.59	12.60	7.46

Quarterly
2010
First quarter	16.16	11.72	12.58	8.83
Second quarter	15.30	12.45	12.60	9.61
Third quarter	12.82	9.83	10.10	7.46
Fourth quarter	13.49	9.59	10.94	7.65

Monthly
2010-2011
November	12.06	10.63	9.93	8.58
December	13.49	11.37	10.94	9.12
January	13.60	11.36	11.15	9.34
February	11.91	10.76	9.93	8.79
March(2)	10.98	10.40	9.09	8.66

Source: Based on data of the Mexican Stock Exchange and the NYSE.

(1)	As of December 31, 2010, approximately 97.8% of our outstanding share capital was represented by CPOs.
(2)	CPO and ADS prices as of March 7, 2011.

On March 7, 2011, the last reported closing price for CPOs on the Mexican Stock Exchange was Ps10.50 per CPO, and the last reported closing price for ADSs on the NYSE was U.S.$8.74 per ADS.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of and for each of the five years ended December 31, 2010 have been derived from our audited consolidated financial statements. The financial data set forth below as of December 31, 2010 and 2009 and for each of the three years ended December 31, 2010, 2009 and 2008 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and the notes thereto. Our audited consolidated financial statements for the year ended December 31, 2010 were approved by our shareholders at the annual shareholders general meeting, which was held on February 24, 2011.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed operating control. As a result, the financial data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 may not be comparable to that of prior periods.

Our consolidated financial statements have been prepared in accordance with MFRS, which differ in significant respects from U.S. GAAP.

Beginning on January 1, 2008, according to MFRS B-10, “Inflation effects,” inflationary accounting will only be applied in a high-inflation environment, defined by MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to all CEMEX subsidiaries regardless of the inflation level of their respective country. Beginning in 2008, only the financial statements of those subsidiaries whose functional currency corresponds to a country under high inflation will be restated to take account of inflation. Designation of a country as a high or low inflation environment takes place at the end of each year and inflation is applied prospectively. During 2008, the financial statements of subsidiaries in Costa Rica and Venezuela were restated, during 2009, the financial statements of subsidiaries in Egypt, Nicaragua, Latvia and Costa Rica were restated and during 2010, the financial statements of subsidiaries in Egypt, Nicaragua and Costa Rica were restated.

Beginning in 2008, MFRS B-10 has eliminated the restatement of financial statements for the period as well as the comparative financial statements for prior periods into constant values as of the date of the most recent balance sheet. Beginning in 2008, the amounts of the income statement, statement of cash flow and statement of changes in stockholders’ equity are presented in nominal values; meanwhile, amounts of financial statements for prior years are presented in constant Pesos as of December 31, 2007, the last date in which inflationary accounting was applied. Until such date, the restatement factors for current and prior periods were calculated considering the weighted average inflation of the countries in which we operate and the changes in the exchange rates of each of these countries relative to the Mexican Peso, weighted according to the proportion that our assets in each country represent of our total assets.

The following table reflects the factors that have been used to restate the originally reported Pesos to Pesos of constant purchasing power as of December 31, 2007:

	Annual Weighted Average Factor	Cumulative Weighted Average Factor to December 31, 2007
2006	1.0846	1.0846

Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below and, unless otherwise indicated elsewhere herein, are translations of Peso amounts at an exchange rate of Ps12.36 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2010. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2010 was Ps12.38 to U.S.$1.00. From December 31, 2010 through March 4, 2011, the Peso appreciated by approximately 3% against the Dollar, based on the noon buying rate for Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and for the year ended December 31,
	2006	2007	2008	2009	2010
	(in millions of Pesos, except ratios and share and per share amounts)
Income Statement Information:
Net sales	Ps 213,767	Ps 228,152	Ps 225,665	Ps 197,801	Ps 178,260
Cost of sales(1)	(136,447)	(151,439)	(153,965)	(139,672)	(128,307)
Gross profit	77,320	76,713	71,700	58,129	49,953
Operating expenses	(42,815)	(45,103)	(45,612)	(42,289)	(39,110)
Operating income	34,505	31,610	26,088	15,840	10,843
Other expense, net(2)	(580)	(2,984)	(21,403)	(5,529)	(6,672)
Comprehensive financing result(3)	(505)	1,018	(28,326)	(15,106)	(15,627)
Equity in income of associates	1,425	1,487	869	154	(524)
Income (loss) before income tax	34,845	31,131	(22,772)	(4,641)	(11,980)
Discontinued operations(4)	—	288	2,097	(4,276)	—
Non-controlling interest	1,292	837	45	240	27
Controlling interest net income (loss)	27,855	26,108	2,278	1,409	(16,516)
Basic earnings (loss) per share(5)(6)(7)	1.29	1.17	0.09	0.05	(0.55)
Diluted earnings per share(5)(6)(7)	1.29	1.17	0.09	0.05	—
Dividends per share(5)(8)(9)	0.28	0.29	—	—	—
Number of shares outstanding(5)(10)	21,987	22,297	22,985	25,643	29,975
Balance Sheet Information:
Cash and temporary investments	18,494	8,108	12,900	14,104	8,354
Property, machinery and equipment, net	201,425	250,015	270,281	258,863	231,458
Total assets	351,083	542,314	623,622	582,286	515,097
Short-term debt	14,657	36,160	95,269	7,393	5,637
Long-term debt	73,674	180,636	162,805	203,751	197,181
Non-controlling interest and perpetual debentures(11)	22,484	40,985	46,575	43,697	19,524
Total controlling stockholders’ equity	150,627	163,168	190,692	213,873	194,176
Other Financial Information:
Net working capital(12)	10,389	15,108	16,358	12,380	9,051
Book value per share(5)(10)(13)	6.85	7.32	8.30	8.34	6.48
Operating margin	16.1%	13.9%	11.6%	8.0%	6.1%
Operating EBITDA(14)	48,466	48,752	45,787	36,153	29,317
Ratio of Operating EBITDA to interest expense(14)	8.38	5.53	4.49	2.68	1.80
Investment in property, machinery and equipment, net	16,067	21,779	20,511	6,655	4,726
Depreciation and amortization	13,961	17,666	19,699	20,313	18,474
Net cash flow provided by continuing operations(15)	47,845	45,625	38,455	33,728	21,838
Basic earnings (loss) per CPO(5)(6)(7)	3.87	3.51	0.30	0.18	(1.65)
U.S. GAAP(16)(17):
Income Statement Information:
Net sales	Ps 203,660	Ps 226,742	Ps 224,804	Ps 197,801	N/A
Operating income (loss)(18)	32,804	28,623	(42,233)	10,396	N/A
Controlling interest net income (loss)	26,384	21,367	(61,886)	(5,904)	N/A
Basic earnings (loss) per share	1.23	0.96	(2.69)	(0.23)	N/A
Diluted earnings (loss) per share	1.23	0.96	(2.69)	(0.23)	N/A
Balance Sheet Information:
Total assets	351,927	563,565	605,072	558,541	N/A
Perpetual debentures(11)	14,037	33,470	41,495	39,859	N/A
Long-term debt(11)	69,375	164,497	162,810	203,602	N/A
Non-controlling interest	7,581	8,010	5,105	3,865	N/A
Total controlling stockholders’ equity	153,239	172,217	151,294	165,539	N/A

(1)	Cost of sales includes depreciation, as well as freight expenses of raw materials used in our producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item, and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of our distribution expenses line item.

(2)	Beginning in 2007, current and deferred Employees’ Statutory Profit Sharing (“ESPS”) is included within “Other expense, net.” Until December 31, 2006, ESPS was presented in a specific line item within the income taxes section of the income statement. The “Selected Consolidated Financial Information” data for 2006 was were reclassified to conform to the presentation required beginning in 2007.
(3)	Comprehensive financing result includes financial expenses, financial income, results from financial instruments, including derivatives and marketable securities, foreign exchange result and monetary position result.
(4)	On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). “Discontinued operations” includes the results of our Australian operations, net of income tax, for the nine-month period ended September 30, 2009, the twelve-month period ended December 31, 2008 and the six-month period ended December 31, 2007. Accordingly, our financial information under MFRS and under U.S. GAAP presented above for the years ended December 31, 2007, 2008 and 2009 was restated to present our Australian operations as “Discontinued Operations.” See note 3B to our consolidated financial statements.
(5)	Our capital stock consists of Series A shares and Series B shares. Each of our CPOs represents two Series A shares and one Series B share. As of December 31, 2010, approximately 97.8% of our outstanding share capital was represented by CPOs. Each of our ADSs represents ten CPOs.
(6)	Earnings (loss) per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 18 to our consolidated financial statements. Basic earnings (loss) per CPO is determined by multiplying the basic earnings (loss) per share for each period by three (the number of shares underlying each CPO). Basic earnings (loss) per CPO is presented solely for the convenience of the reader and does not represent a measure under MFRS.
(7)	Basic earnings per share in the table above for the years ended December 31, 2007, 2008 and 2009 are comprised of basic earnings per share of continuing operations of Ps1.16, Ps0.01 and Ps0.21, respectively, and by basic earnings per share of discontinued operations of Ps0.01 in 2007, Ps0.08 in 2008 and a loss per share of Ps0.16 in 2009. Likewise, diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 are comprised of diluted earnings per share of continuing operations of Ps1.16, Ps0.01 and Ps0.21, respectively, and by diluted basic earnings per share of discontinued operations of Ps0.01 in 2007, Ps0.08 in 2008 and a loss per share of Ps0.16 in 2009. Pursuant to MFRS, diluted earnings per share shall not be disclosed when the result from continuing operations is a loss.
(8)	Dividends declared at each year’s annual shareholders’ meeting are reflected as dividends of the preceding year.
(9)	In years prior to the 2008 fiscal year, our board of directors proposed, and our shareholders approved, dividend proposals, whereby our shareholders had a choice between stock dividends or cash dividends declared in respect of the prior year’s results, with the stock issuable to shareholders who receive the stock dividend being issued at a 20% discount from then current market prices. The dividends declared per share or per CPO in these years, expressed in Pesos, were as follows: 2006, Ps0.81 per CPO (or Ps0.27 per share); 2007, Ps0.84 per CPO (or Ps0.28 per share); and 2008, Ps0.87 per CPO (or Ps0.29 per share). As a result of dividend elections made by shareholders, in 2006, Ps161 million in cash was paid and approximately 212 million additional CPOs were issued in respect of dividends declared for the 2005 fiscal year; in 2007, Ps147 million in cash was paid and approximately 189 million additional CPOs were issued in respect of dividends declared for the 2006 fiscal year; and in 2008, Ps214 million in cash was paid and approximately 284 million additional CPOs were issued in respect of dividends declared for the 2007 fiscal year. For purposes of the table, dividends declared at each year’s annual shareholders’ meeting for each period are reflected as dividends for the preceding year. We did not declare a dividend for fiscal year 2008, 2009 and 2010. At our 2008 annual shareholders’ meeting, held on April 23, 2009, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 334 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. At our 2009 annual shareholders’ meeting, held on April 23, 2009, our shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to the recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 384 million CPOs were issued and paid. CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. In connection with our 2010 annual shareholders’ meeting held on February 24, 2011, our shareholders approved a recapitalization of retained earnings. CPO holders will receive one new CPO for each 25 CPOs held and ADS holders will receive one new ADS for each 25 ADSs held. There will be no cash distribution and no entitlement to fractional shares. It is expected that shares equivalent to approximately 401 million CPOs will be allocated to shareholders on a pro-rata basis.
(10)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(11)

Non-controlling interest, as of December 31, 2006, 2007, 2008, 2009 and 2010, includes U.S.$1,250 million (Ps14,642 million), U.S.$3,065 million (Ps33,470 million), U.S.$3,020 million (Ps41,495 million), U.S.$3,045 million (Ps39,859 million) and U.S.$1,320 (Ps16,310), respectively, that represents the nominal amount of the fixed-to-floating rate callable perpetual debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with MFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons. However, for purposes of our U.S. GAAP reconciliation, we record these debentures as debt and coupon payments thereon as part of financial expenses in our income statement.

(12)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(13)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(14)	Operating EBITDA equals operating income before amortization expense and depreciation. Under MFRS, until December 31, 2004, amortization of goodwill was recognized as part of other expenses, net. Commencing January 1, 2005, MFRS ceased amortization of goodwill and we assess goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment, as described in note 11B to our consolidated financial statements. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA is reconciled below to operating income under MFRS before giving effect to any non-controlling interest, which we consider to be the most comparable measure as determined under MFRS. Interest expense under MFRS does not include coupon payments and issuance costs of the perpetual debentures issued by consolidated entities of approximately Ps152 million for 2006, approximately Ps1,847 million for 2007, approximately Ps2,596 million for 2008, approximately Ps2,704 million for 2009 and approximately Ps1,624 million for 2010, as described in note 16D to our consolidated financial statements.

	For the year ended December 31,
	2006	2007	2008	2009	2010
	(in millions of Pesos)
Reconciliation of operating EBITDA to operating income
Operating EBITDA	Ps 48,466	Ps 48,752	Ps 45,787	Ps 36,153	Ps 29,317

Less:
Depreciation and amortization expense	13,961	17,142	19,699	20,313	18,474

Operating income	Ps 34,505	Ps 31,610	Ps 26,088	Ps 15,840	Ps 10,843

(15)	For the two years ended December 31, 2006 and 2007, statements of cash flows were not required under MFRS; therefore net resources provided by operating activities included in this item for such years refer to the Statements of Changes in Financial Position and represent controlling interest net income plus items not affecting cash flow plus investment in working capital excluding effects from acquisitions and including inflation effects and unrealized foreign exchange effects.
(16)	We have restated the information at and for the year ended December 31, 2006 under U.S. GAAP using the inflation factor derived from the national consumer price index, or NCPI, in Mexico, as required by Regulation S-X under the Exchange Act, instead of using the weighted average restatement factors used by us until December 31, 2007 according to MFRS and applied to the information presented under MFRS of prior years. These figures are presented in constant Pesos as of December 31, 2007, the last date in which inflationary accounting was applied (see note 2A to our consolidated financial statements). The amounts for the years ended December 31, 2008, 2009 and 2010 are presented in nominal Pesos.
(17)	Not available for the year ended December 31, 2010 because we have not completed our U.S. GAAP reconciliation of our MFRS financial statements.
(18)	Operating loss under U.S. GAAP for the year ended December 31, 2008 includes impairment losses of approximately Ps67,202 million (U.S.$4,891 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements. Our financial statements have been prepared in accordance with MFRS, which differ in certain respects from U.S. GAAP.

Mexico experienced annual inflation rates of 6.4% in 2008, 3.8% in 2009 and 4.0% in 2010. Until December 31, 2007, MFRS required that our consolidated financial statements during the periods presented recognize the effects of inflation. Beginning January 1, 2008, however, under MFRS, inflation accounting is applied only in high inflation environments. See note 2A to our consolidated financial statements.

The percentage changes in cement sales volumes described herein for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Likewise, unless otherwise indicated, the net sales financial information presented herein for our operations in each country or region includes the Mexican Peso amount of sales derived from sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our consolidated financial statements.

The following table sets forth selected consolidated financial information as of and for each of the three years ended December 31, 2008, 2009 and 2010 by principal geographic segment expressed as an approximate percentage of our total consolidated group. Through the Rinker acquisition, we acquired new operations in the United States, which have had a significant impact on our operations in that segment, and we acquired operations in Australia, which we sold in October 2009, in which segment we did not have operations prior to the Rinker acquisition. The financial information as of and for the years ended December 31, 2008 and 2009 in the table below does not include the consolidation of Rinker’s operations for the entire years ended December 31, 2008 and 2009. See note 3B to our consolidated financial statements. We operate in countries and regions with economies in different stages of development and structural reform, with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions. Beginning in 2008, MFRS B-10 has eliminated the restatement amounts of financial statements for the period into constant values as well as the comparative financial statements for prior periods as of the date of the most recent balance sheet. Beginning in 2008, the amounts of the statement of income, statement of cash flow and statement of changes in stockholders’ equity are presented in nominal values; meanwhile, amounts of financial statements for prior years are presented in constant pesos as of December 31, 2007, the last date in which inflationary accounting was applied. This index was calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion in which our assets in each country represent our total assets. The rates of inflation used for the restatement of our financial information to constant Mexican Pesos, as of December 31, 2007, may affect the comparability of our results of operations and consolidated financial position from period to period.

	% Mexico	% United States	% Spain	% United Kingdom	% Germany	% France	% Rest of Europe	% South America, Central America and the Caribbean	% Africa and the Middle East	% Asia	% Others	Combined	Elimi- nations	Consoli- dated
	(in millions of Pesos, except percentages)
Net Sales For the Period Ended(1):
December 31, 2008	18%	22%	8%	8%	7%	6%	8%	10%	5%	2%	6%	235,929	(10,264)	225,665
December 31, 2009	20%	19%	5%	8%	8%	7%	8%	10%	7%	3%	5%	206,339	(8,538)	197,801
December 31, 2010	23%	17%	4%	8%	7%	7%	8%	11%	8%	3%	4%	184,141	(5,881)	178,260
Operating Income For the Period Ended(2):
December 31, 2008	55%	(2)%	17%	(6)%	2%	2%	8%	21%	10%	2%	(9)%	26,088	—	26,088
December 31, 2009	88%	(46)%	10%	(5)%	4%	5%	6%	35%	27%	7%	(31)%	15,840	—	15,840
December 31, 2010	114%	(83)%	9%	(7)%	—	2%	4%	41%	40%	9%	(29)%	10,843	—	10,843
Total Assets at(2):
December 31, 2009	11%	42%	11%	6%	2%	3%	5%	6%	3%	2%	9%	582,286	—	582,286
December 31, 2010	12%	43%	10%	6%	2%	3%	4%	6%	3%	2%	9%	515,097	—	515,097

(1)	Percentages by reporting segment are determined before eliminations resulting from consolidation.
(2)	Percentages by reporting segment are determined after eliminations resulting from consolidation.

Results of Operations

Consolidation of Our Results of Operations

Our consolidated financial statements include those subsidiaries in which we hold a controlling interest or which we otherwise control. Until December 31, 2008, financial statements of such joint ventures were consolidated through the proportional integration method, considering CEMEX’s interest in the results of operations, assets and liabilities of such entities, based on International Accounting Standard No. 31, “Interest in Joint Ventures.” Beginning in 2009, we adopted MFRS B-8 “Consolidated or Combined Financial Statements,” pursuant to which full consolidation or the equity method, as applicable, is applied for those joint ventures in which one of the venture partners controls the entity’s administrative, financial and operating policies. No significant effects resulted from the adoption of MFRS B-8 in 2009, considering that CEMEX sold its joint venture investments in Spain during 2008 (see note 11A to our consolidated financial statements).

Investments in associates are accounted for by the equity method, when CEMEX has significant, which is presumed with an equity interest between 10% and 50% in public companies and between 20% and 50% in non-public companies unless it is proven that CEMEX has significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All significant intercompany balances and transactions have been eliminated in consolidation.

For the periods ended December 31, 2008, 2009 and 2010, our consolidated results reflect the following transactions:

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

•

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

•

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

•

During 2008, we sold in several transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million), generating a gain of approximately €8 million (U.S.$12 million), which was recognized within “Other expenses, net.”

•

On January 11, 2008, in connection with the assets acquired from Rinker, and as part of our agreements with Ready Mix USA, Inc., or Ready Mix USA, CEMEX contributed and sold to Ready Mix USA LLC, our ready-mix concrete joint venture with Ready Mix USA, certain assets located in Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA LLC, and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA LLC, which in turn received bank loans of U.S.$135 million. Ready Mix USA LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX.

Selected Consolidated Income Statement Data

The following table sets forth our selected consolidated income statement data for each of the three years ended December 31, 2008, 2009 and 2010 expressed as a percentage of net sales.

	Year Ended December 31,
	2008	2009	2010
Net sales	100.0	100.0	100.0
Cost of sales	(68.2)	(70.6)	(72.0)

Gross profit	31.8	29.4	28.0
Administrative and selling expenses	(14.3)	(14.5)	(14.5)
Distribution expenses	(5.9)	(6.9)	(7.4)

Total operating expenses	(20.2)	(21.4)	(21.9)

Operating income	11.6	8.0	6.1
Other expenses, net	(9.5)	(2.8)	(3.7)

Comprehensive financing result:
Financial expense	(4.6)	(6.8)	(9.1)
Financial income	0.2	0.2	0.2
Results from financial instruments	(6.7)	(1.1)	(0.5)
Foreign exchange result	(1.7)	(0.1)	0.5
Monetary position result	0.2	0.2	0.1

Net comprehensive financing result	(12.6)	(7.6)	(8.8)
Equity in income of associates	0.4	0.1	(0.3)

Loss before income tax	(10.1)	(2.3)	(6.7)
Income taxes	10.2	5.3	(2.5)
Income (loss) before discontinued operations	0.1	3.0	(9.2)
Discontinued operations	0.9	(2.2)	—

Consolidated net income (loss)	1.0	0.8	(9.2)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2010 compared to the year ended December 31, 2009 in our domestic cement and ready-mix concrete sales volumes as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments.

The financial information in the table below does not include volume and price data of our operations in Australia which were sold on October 1, 2009.

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready- Mix Concrete	Cement	Cement	Ready-Mix Concrete
North America
Mexico	-4%	-4%	+6%	Flat	+3%
United States(2) (3)	Flat	-7%	—	-8%	-11%
Europe
Spain	-22%	-20%	+80%	-7%	-9%
United Kingdom	+1%	-3%	—	-4%	-3%
Germany	-2%	-10%	—	-1%	-1%
France	N/A	+1%	—	N/A	-1%
Rest of Europe	-3%	-7%	—	-1%	-2%
South/Central America and the Caribbean(4)
Colombia	+5%	+1%	100%	-6%	-8%
Rest of South/Central America and the Caribbean(5)	-8%	-5%	—	+3%	-5%
Africa and the Middle East(6)
Egypt	+2%	+11%	—	+5%	-3%
Rest of Africa and the Middle East(7)	-35%	-6%	—	-29%	-7%
Asia(8)
Philippines	+8%	—	-55%	+2%	—
Rest of Asia(9)	+13%	-2%	—	+1%	+7%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(4)	Our South America, Central America and the Caribbean segment includes our operations in Colombia and the operations listed in note 5 below; however, in the above table, our operations in Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region.
(5)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(6)	Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 7 below.
(7)	Our Rest of Africa and the Middle East segment includes the operations in the UAE and Israel.

(8)	Our Asia segment includes the operations in the Philippines, as well as limited operations in China we acquired as a result of the Rinker acquisition and the operations listed in note 9 below. On October 1, 2009, we completed the sale of our operations in Australia, which had been included as a separate geographical segment following our 2007 acquisition of Rinker.
(9)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asia region.

On a consolidated basis, our cement sales volumes increased approximately 1%, from 65.1 million tons in 2009 to 65.6 million tons in 2010, and our ready-mix concrete sales volumes decreased approximately 5%, from 54 million cubic meters in 2009 to 51 million cubic meters in 2010. Our net sales decreased approximately 10%, from Ps197.8 billion in 2009 to Ps178.2 billion in 2010, and our operating income decreased approximately 32%, from Ps15.8 billion in 2009 to Ps10.8 billion in 2010.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2010 and 2009. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2009	2010
				(in millions of Pesos)
North America
Mexico	+1%	—	+1%	Ps42,339	Ps42,907
United States(2)(3)	-12%	-6%	-18%	38,472	31,575
Europe
Spain	-20%	-9%	-29%	11,308	8,013
United Kingdom	-3%	-8%	-11%	16,126	14,320
Germany	-6%	-12%	-18%	16,492	13,524
France	—	-12%	-12%	13,866	12,179
Rest of Europe	-6%	-9%	-15%	16,174	13,682
South/Central America and the Caribbean(4)
Colombia	-3%	+6%	+3%	6,766	6,964
Rest of South/Central America and the Caribbean(5)	-6%	-5%	-11%	13,857	12,380
Africa and Middle East(6)
Egypt	+9%	-6%	+3%	8,372	8,608
Rest of Africa and the Middle East(7)	-12%	-6%	-18%	6,425	5,248
Asia(8)
Philippines	+5%	-1%	+4%	3,867	4,014
Rest of Asia(9)	+5%	-7%	-2%	2,566	2,512
Others(10)	-9%	-6%	-15%	9,709	8,215

Net sales before eliminations			-11%	206,339	184,141
Eliminations from consolidation				(8,538)	(5,881)

Consolidated net sales			-10%	Ps197,801	Ps178,260

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Income For the Year Ended December 31,
				2009	2010
				(in millions of Pesos)
North America
Mexico	-11%	—	-11%	Ps13,965	Ps12,380
United States(2)(3)	-40%	+17%	-23%	(7,290)	(8,990)
Europe
Spain	-33%	-8%	-41%	1,667	984
United Kingdom	+31%	-22%	+9%	(859)	(780)
Germany	-67%	-29%	-96%	658	26
France	-66%	-6%	-72%	786	221
Rest of Europe	-46%	-13%	-59%	976	399
South/Central America and the Caribbean(4)
Colombia	-23%	+6%	-17%	2,672	2,226
Rest of South/Central America and the Caribbean(5)	-16%	-4%	-20%	2,784	2,222
Africa and Middle East(6)
Egypt	+34%	-14%	+20%	3,465	4,146
Rest of Africa and the Middle East(7)	-70%	-3%	-73%	830	228
Asia(8)
Philippines	-6%	-3%	-9%	996	909
Rest of Asia(9)	-33%	+5%	-28%	102	73
Others(10)	+31%	+4%	+35%	(4,912)	(3,201)

Operating income			-32%	Ps15,840	Ps10,843

N/A = Not Applicable

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	On August 27, 2010, we sold seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility all located in Kentucky.
(4)	Our South America, Central America and the Caribbean segment includes our operations in Colombia and the operations listed in note 5 below; however, in the above table, our operations in Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region.
(5)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(6)	Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 7 below.
(7)	Our Rest of Africa and the Middle East segment includes our operations in the UAE and Israel.
(8)

Our Asia segment includes our operations in the Philippines, as well as limited operations in China we acquired as a result of the Rinker acquisition and the operations listed in note 9 below. On October 1, 2009, we completed the sale of our operations in Australia, which had been included as a separate geographical segment following our 2007 acquisition of Rinker. Our consolidated income statements for the year ended December 31, 2009 present the results of our operations in Australia, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” See note 3B to our consolidated financial statements.
(9)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asian region.
(10)	Our Others segment includes our worldwide maritime trade operations, our information solutions company and other minor subsidiaries.

Net sales. Our consolidated net sales decreased approximately 10%, from approximately Ps197.8 billion in 2009 to Ps178.2 billion in 2010. The decrease in net sales was primarily attributable to lower volumes and prices in our main markets. The infrastructure and residential sectors continue to be the main drivers of demand in most of our markets.

Mexico

Our Mexican operations’ domestic cement sales volumes decreased approximately 4% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 4% during the same period. Our Mexican operations’ net sales represented approximately 23% of our total net sales in 2010, in Peso terms, before eliminations resulting from consolidation. The decreases in domestic cement and ready-mix concrete sales volumes was primarily attributable to a modest decline in demand from the formal residential construction sector and the self-construction sector in 2010. Investment in cement-intensive infrastructure projects contracted in 2010, and demand from the industrial and commercial sectors decreased, primarily during the second half of 2010. Our Mexican operations’ cement export volumes, which represented approximately 3% of our Mexican cement sales volumes in 2010, increased approximately 6% in 2010 compared to 2009, primarily as a result of higher export volumes to the South America region. Of our Mexican operations’ total cement export volumes during 2010, 18% was shipped to the United States, 68% to Central America and the Caribbean and 14% to South America. Our Mexican operations’ average domestic sales price of cement remained flat in Peso terms in 2010 compared to 2009, and the average sales price of ready-mix concrete increased approximately 3% in Peso terms over the same period. For the year ended December 31, 2010, cement represented approximately 54%, ready-mix concrete approximately 22% and our aggregates and other businesses approximately 24% of our Mexican operations’ net sales before eliminations resulting from consolidation.

As a result of the increases in ready-mix concrete average sales prices, partially offset by the decrease in domestic cement and ready-mix concrete sales volumes, our Mexican net sales, in Peso terms, increased slightly in 2010 compared to 2009.

United States

Our U.S. operations’ domestic cement sales volumes, which include cement purchased from our other operations, remained flat in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 7% during the same period. The decreases in our U.S. operations’ ready-mix concrete sales volumes resulted primarily from the slower than expected economic recovery, slower job creation, reduced consumer confidence and weaker infrastructure spending. Also, industrial-and-commercial construction sector activity remained depressed. Our United States operations represented approximately 17% of our total net sales in 2010 in Peso terms, before eliminations resulting from consolidation. Our U.S. operations average sales price of domestic cement decreased approximately 8% in Dollar terms in 2010 compared to 2009, and the average sales price of ready-mix concrete decreased approximately 11% in Dollar terms over the same period. For the year ended December 31, 2010, cement represented approximately 31%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 42% of our United States operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete average sales prices and ready-mix concrete sales volumes, net sales from our United States operations, in Dollar terms, decreased approximately 12% in 2010 compared to 2009.

Spain

Our Spanish operations’ domestic cement sales volumes decreased approximately 22% in 2010 compared to 2009, while ready-mix concrete sales volumes decreased approximately 20% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes were the result of significantly weaker demand in all of our regions, especially Levante and Centro. Overall economic activity continues to worsen and has negatively affected overall domestic cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions. Our Spanish operations’ 2010 net sales represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Spanish operations’ cement export volumes, which represented approximately 31% of our Spanish cement sales volumes in 2010, increased by approximately 80% in 2010 compared to 2009, primarily as a result of higher export volumes to Africa and Europe. Of our Spanish operations’ total cement export volumes in 2010, 10% was shipped to Europe and the Middle East, 89% to Africa, and 1% to other countries. Our Spanish operations’ average domestic sales price of cement decreased approximately 7% in Euro terms in 2010 compared to 2009, and the average price of ready-mix concrete decreased approximately 9% in Euro terms over the same period. For the year ended December 31, 2010, cement represented approximately 61%, ready-mix concrete approximately 21% and our aggregates and other businesses approximately 18% of our Spanish operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, our Spanish net sales, in Euro terms, decreased approximately 20% in 2010 compared to 2009.

United Kingdom

Our United Kingdom operations’ domestic cement sales volumes increased approximately 1% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 3% during the same period. The decreases in ready-mix concrete sales volumes resulted primarily from slower economic growth and fragile consumer confidence in the industrial-and-commercial sector. In addition, harsh weather conditions throughout the United Kingdom had a negative effect on sales volumes. Our United Kingdom operations’ 2010 net sales represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our United Kingdom operations’ average domestic sales price of cement decreased approximately 4% in Pound terms in 2010 compared to 2009, and the average price of ready-mix concrete decreased approximately 3% in Pound terms over the same period. For the year ended December 31, 2010, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of our United Kingdom operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete average sales prices and ready-mix concrete sales volumes, net sales from our United Kingdom operations, in Pound terms, decreased approximately 3% in 2010 compared to 2009.

Germany

Our German operations’ domestic cement sales volumes decreased approximately 2% in 2010 compared to 2009, and ready-mix concrete sales volumes in those operations decreased approximately 10% during the same period. The residential construction sector performed positively during the year, supported by low mortgage rates, shrinking unemployment and higher wages. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from lower demand as a result of an unusually long and harsh winter. Our German operations’ 2010 net sales represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our German operations’ average domestic sales price of cement decreased approximately 1% in Euro terms in 2010 compared to 2009, and the average price of ready-mix concrete decreased approximately 1% in Euro terms over the same period. For the year ended December 31, 2010, cement represented approximately 26%, ready-mix concrete approximately 34% and our aggregates and other businesses represented approximately 40% of our German operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete average sales prices and sales volumes, net sales in Germany, in Euro terms, decreased approximately 6% in 2010 compared to 2009.

France

Our French operations’ ready-mix concrete sales volumes increased approximately 1% in 2010 compared to 2009. The residential sector was the main driver of demand, which was supported by continuing tax incentives. Construction spending from the infrastructure sector remained low given the limited financial resources in sector. In addition, activity from the industrial and commercial sectors to continued to be weak in 2010. Our French operations’ 2010 net sales represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our French operations’ average sales price of ready-mix concrete decreased approximately 1% in Euro terms in 2010 compared to 2009. For the year ended December 31, 2010, ready-mix concrete approximately 73% and our aggregates and other businesses represented approximately 27% of our French operations’ net sales before eliminations resulting from consolidation.

As a result of the increase in domestic ready-mix concrete sales volumes, partially offset by a decrease in ready-mix concrete average sales prices, net sales in France, in Euro terms, remained flat in 2010 compared to 2009.

Rest of Europe

Our operations in our Rest of Europe segment in 2010 consisted of our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Italy, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden. Our Rest of Europe operations’ domestic cement sales volumes decreased approximately 3% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 7% during the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a slowdown in the housing sector and delays in infrastructure projects as a result of the harsh early winter. Our Rest of Europe operations’ net sales for the year ended December 31, 2010 represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of Europe operations’ average domestic sales price of cement decreased approximately 1% in Euro terms in 2010 compared to 2009, and the average price of ready-mix concrete decreased approximately 2% in Euro terms over the same period. For the year ended December 31, 2010, cement represented approximately 44%, ready-mix concrete approximately 36% and our aggregates and other businesses approximately 20% of our Rest of Europe operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete average sales prices and sales volumes, net sales in the Rest of Europe, in Euro terms, decreased approximately 6% in 2010 compared to 2009.

South America, Central America and the Caribbean

Our operations in South America, Central America and the Caribbean in 2010 consisted of our operations in Colombia, the most significant operation in this geographic segment, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Jamaica and Argentina, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico.

Our South America, Central America and the Caribbean operations’ domestic cement sales volumes decreased approximately 3% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 2% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes is primarily attributable to decreases in sales volumes in most of our markets, partially offset by an increase in sales volumes in our Colombian Operations. Our South America, Central American and the Caribbean operations’ average domestic sales price of cement increased approximately 4% in Dollar terms in 2010 compared to 2009, while the average sales price of ready-mix concrete decreased approximately 1% in Dollar terms over the same period. For the year ended December 31, 2010, our South America, Central America and the Caribbean operations represented approximately 11% of our total net sales in Peso terms, before eliminations resulting from consolidation. As a result of the decreases in domestic cement and ready-mix concrete sales volumes, fully offset by the increase in the average domestic cement sales price, net sales in our South America, Central America and the Caribbean operations, in Dollar terms, remained flat in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 71%, ready-mix concrete approximately 21% and our aggregates and other businesses approximately 8% of our South and Central America and the Caribbean operations’ net sales before eliminations resulting from consolidation. Set forth below is a discussion of sales volumes in Colombia, the most significant country in our South America, Central America and the Caribbean segment, based on net sales.

Our Colombian operations’ domestic cement volumes increased approximately 5% in 2010 compared to 2009, and ready-mix concrete sales volumes increased approximately 1% during the same period. In 2010, the residential sector was the main driver of demand, supported by low- and middle-income housing development. Infrastructure spending, resulting from Colombia’s countercyclical public policy, positively affected construction. For the year ended December 31, 2010, Colombia represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Colombian operations’ average domestic sales price of cement decreased approximately 4% in Colombian Peso terms in 2010 compared to 2009, while the average price of ready-mix concrete decreased approximately 8% in Colombian Peso terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete average sales prices, partially offset by the increases in domestic cement and ready-mix concrete sales volumes, net sales of our Colombian operations, in Colombian Peso terms, decreased approximately 3% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 66%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 10% of our Colombian operations’ net sales before eliminations resulting from consolidation.

Our Rest of South and Central America and the Caribbean operations’ cement volumes decreased approximately 8% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 5% during the same period. For the year ended December 31, 2010, the Rest of South and Central America and the Caribbean represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of South and Central America and the Caribbean operations’ average domestic sales price of cement increased approximately 3% in Dollar terms in 2010 compared to 2009, and the average sales price of ready-mix concrete decreased approximately 5% in Dollar terms over the same period. For these reasons, net sales of our Rest of South and Central America and the Caribbean operations, in Dollar terms, decreased approximately 6% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 74%, ready-mix concrete approximately 20% and our other businesses approximately 6% of our Rest of South and Central America and the Caribbean operations’ net sales before eliminations resulting from consolidation.

For the reasons mentioned above, net sales before eliminations resulting from consolidation in our South and Central America and the Caribbean operations, in Dollar terms, remained flat in 2010 compared to 2009.

Africa and the Middle East

Our operations in Africa and the Middle East consist of our operations in Egypt, the most significant operations in this geographic segment, and the UAE and Israel. Our Africa and Middle East operations’ domestic cement sales volumes decreased approximately 1% in 2010 compared to 2009, and ready-mix concrete sales volumes decreased approximately 4% during the same period. The decrease in domestic cement sales volumes was primarily a result of the decrease in sales volumes in our UAE operations, partially offset by the increase in domestic cement sales volumes in our Egyptian operations. For the year ended December 31, 2010, Africa and the Middle East represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Africa and the Middle East operations’ average domestic sales price of cement increased approximately 2% in Dollar terms in 2010, and the average price of ready-mix concrete decreased approximately 7% in Dollar terms over the same period. For the year ended December 31, 2010, cement represented approximately 52%, ready-mix concrete approximately 33% and our other businesses approximately 15% of our African and the Middle Eastern operations’ net sales before eliminations resulting from consolidation.

Our Egyptian operations’ domestic cement sales volumes increased approximately 2% in 2010 compared to 2009, and Egyptian ready-mix concrete sales volumes increased approximately 11% during the same period. The increases in volume resulted primarily from the positive trend in the informal residential sector during the year, which led to higher sales volumes of building materials, partially offset by reduced government spending in the infrastructure sector. For the year ended December 31, 2010, Egypt represented approximately 5% of our total net sales in Peso terms, before eliminations resulting from consolidation. The average domestic sales price of cement increased approximately 5% in Egyptian pound terms in 2010 compared to 2009, and ready-mix concrete sales prices decreased approximately 3% in Egyptian pound terms. During 2010, our Egyptian operations did not export any cement as production was only directed to meet increased domestic demand. As a result of the increases in domestic cement and ready-mix concrete sales volumes and domestic cement average sales price, net sales of our Egyptian operations, in Egyptian pound terms, increased approximately 9% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 86%, ready-mix concrete approximately 9% and our other businesses approximately 5% of our Egyptian operations’ net sales before eliminations resulting from consolidation.

Our Rest of Africa and the Middle East operations’ ready-mix concrete sales volumes decreased approximately 6% in 2010 compared to 2009 primarily as a result of a decrease in sales volumes in our UAE operations, and the average ready-mix concrete sales price decreased approximately 7%, in Dollar terms, in 2010 compared to 2009. For the year ended December 31, 2010, the UAE and Israel represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. As a result of the decreases in ready-mix concrete average sales price and sales volumes, net sales of our Rest of Africa and the Middle East operations, in Dollar terms, decreased approximately 12% in 2010 compared to 2009. The decrease in net sales, in Dollar terms, in our Rest of Africa and the Middle East operations was due to a 58% decrease in net sales in the UAE, partially offset by a 11% increase in net sales in Israel. The UAE and Israel represented 16% and 84%, respectively, of our Rest of Africa and the Middle East operations’ net sales in 2010. For the year ended December 31, 2010, cement represented approximately 6%, ready-mix concrete represented approximately 66% and our other businesses approximately 28% of our Rest of Africa and the Middle East operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in ready-mix concrete average sales price and sales volumes in our Rest of Africa and Middle East operations, partially offset by the increase in sales volumes in our Egyptian operations, net sales before eliminations resulting from consolidation in our Africa and the Middle East operations, in Dollar terms, decreased approximately 1% in 2010 compared to 2009.

Asia

Our operations in Asia in 2010 consisted of our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operations we acquired from Rinker in China. Our Asian operations’ domestic cement sales volumes increased approximately 9% in 2010 compared to 2009, primarily due to an increase in our sales volumes in our operations in the Philippines. Our Asian operations’ ready-mix concrete sales volumes decreased approximately 2% in 2010 compared to 2009. The average sales price of domestic cement increased 7%, and the average sales price of ready-mix concrete increased 7% in Dollar terms in our Asian operations in 2010 compared to 2009. The main driver of demand for the year was the residential construction sector.

For the year ended December 31, 2010, Asia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Asian operations’ cement export volumes, which represented approximately 6% of our Asian operations’ cement sales volumes in 2010, decreased approximately 55% in 2010 compared to 2009 primarily due to lower export volumes to Europe and Africa. Of our Asian operations’ total cement export volumes during 2010, approximately 15% was shipped to Europe and 85% to Southeast Asia. For the year ended December 31, 2010, cement represented approximately 72%, ready-mix concrete approximately 22% and our other businesses approximately 6% of our Asian operations’ net sales before eliminations resulting from consolidation.

Our Philippines operations’ domestic cement volumes increased approximately 8% in 2010 compared to 2009. Our Philippines operations’ sales volumes increased primarily as a result of an increase in the demand in the residential construction sector, supported by the growth in remittances from overseas workers. Infrastructure spending moderated after mid-year elections, with spending projects in this sector expected to improve during 2011. For the year ended December 31, 2010, the Philippines represented approximately 2% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Philippines operations’ average domestic sales price of cement increased approximately 2% in Philippine Peso terms in 2010 compared to 2009. As a result, net sales of our Philippines operations, in Philippine Peso terms, increased approximately 5% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 99%, and our other businesses approximately 1%, of our Philippines operations’ net sales before eliminations resulting from consolidation.

Our Rest of Asia operations’ ready-mix concrete sales volumes, which include our Malaysian operations (representing nearly all our ready-mix concrete sales volumes in the Rest of Asia region), decreased approximately 2% in 2010 compared to 2009. Our domestic cement volumes in the region increased 13% in 2010 compared to 2009. The average sales price of ready-mix concrete increased approximately 7% in Dollar terms during 2010, and our average sales price of domestic cement increased 1% in Dollar terms during 2010. For the reasons mentioned above, net sales of our Rest of Asia operations, in Dollar terms, increased approximately 5% in 2010 compared to 2009. For the year ended December 31, 2010, cement represented approximately 30%, ready-mix concrete approximately 57% and our other businesses approximately 13% of our Rest of Asia operations’ net sales before eliminations resulting from consolidation.

For the reasons described above, our Asian operations’ net sales before eliminations resulting from consolidation, in Dollar terms, increased approximately 9% in 2010 compared to 2009.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 9% before eliminations resulting from consolidation in 2010 compared to 2009 in Dollar terms, primarily as a result of a decrease of approximately 8% in our worldwide cement, clinker and slag trading operations. For the year ended December 31, 2010, our trading operations’ net sales represented approximately 44%, and our information technology solutions company 34%, of our Others segment’s net sales.

Cost of Sales. Our cost of sales, including depreciation, decreased approximately 8%, from Ps139.7 billion in 2009 to Ps128.3 billion in 2010, primarily due to lower sales volumes. As a percentage of net sales, cost of sales increased from 71% in 2009 to 72% in 2010, mainly as a result of lower economies of scale due to lower volumes and higher fuel prices. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps9.3 billion in 2009 and Ps7.9 billion in 2010; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item, and which, for the years ended December 31, 2009 and 2010, represented Ps13.7 billion and Ps13.2 billion, respectively.

Gross Profit. For the reasons explained above, our gross profit decreased approximately 14%, from approximately Ps58.1 billion in 2009 to approximately Ps50.0 billion in 2010. As a percentage of net sales, gross profit decreased from approximately 29% in 2009 to 28% in 2010. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps13.7 billion in 2009 and approximately Ps13.2 billion in 2010.

Operating Expenses. Our operating expenses decreased approximately 8%, from approximately Ps42.3 billion in 2009 to approximately Ps39.1 billion in 2010, mainly as a result of savings from cost reduction initiatives. As a percentage of net sales, our operating expenses increased from approximately 21% in 2009 to 22% in 2010, as a result of lower economies of scale due to lower volumes and higher transportation cost, partially mitigated by savings from our cost-reduction initiatives. Operating expenses include administrative, selling and distribution expenses. See note 2Q to our consolidated financial statements.

Operating Income. For the reasons mentioned above, our operating income decreased approximately 32%, from approximately Ps15.8 billion in 2009 to approximately Ps10.8 billion in 2010. As a percentage of net sales, operating income decreased from approximately 8% in 2009 to approximately 6% in 2010. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

Mexico

Our Mexican operations’ operating income decreased approximately 11%, from approximately Ps14.0 billion in 2009 to approximately Ps12.4 billion in 2010 in Peso terms. The decrease in operating income was primarily attributable to the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in ready-mix concrete average sales prices explained above.

United States

Our U.S. operations’ operating loss increased approximately 23%, from an operating loss of Ps7.3 billion in 2009 to an operating loss of Ps9.0 billion in 2010 in Peso terms. As mentioned above, the increase in operating loss resulted primarily from a slower than expected economic recovery and decreases in our local average cement and ready-mix concrete average sales prices.

Spain

Our Spanish operations’ operating income decreased approximately 41%, from approximately Ps1.7 billion in 2009 to Ps984 million in 2010 in Peso terms. The decrease in operating income resulted primarily from decreases in cement and ready-mix concrete sales volumes and average sales prices given the depressed Spanish economy, as well as cuts in the national budget.

United Kingdom

Our United Kingdom operations’ operating loss decreased approximately 9%, from a loss of Ps859 million in 2009 to a loss of Ps780 million in 2010 in Peso terms. The decrease in the operating loss of our United Kingdom operations during 2010 compared to 2009 resulted primarily from our cost reduction initiatives.

Germany

Our German operations’ operating income decreased approximately 96%, from Ps658 million in 2009 to Ps26 million in 2010 in Peso terms. The decrease resulted primarily from a decrease in cement sales volumes due to lower demand for building materials, which were also affected by poor winter weather conditions.

France

Our French operations’ operating income decreased approximately 72%, from approximately Ps786 million in 2009 to approximately Ps221 million in 2010 in Peso terms. The decrease resulted primarily from lower aggregates sale volumes and lower ready-mix and aggregates average sales prices, along with higher energy costs.

Rest of Europe

Our Rest of Europe operations’ operating income decreased approximately 59%, from approximately Ps976 million in 2009 to approximately Ps399 million in 2010 in Peso terms. The decrease in our Rest of Europe operations’ operating income resulted from lower sales volumes in our ready-mix and aggregates sectors, along with higher energy costs.

South America, Central America and the Caribbean

Our South America, Central America and the Caribbean operations’ operating income decreased approximately 18%, from approximately Ps5.5 billion in 2009 to approximately Ps4.4 billion in 2010 in Peso terms. The decrease in operating income was primarily attributable to the decreases in domestic cement and ready-mix concrete sales volumes.

In Colombia, operating income decreased approximately 17%, from approximately Ps2.7 billion in 2009 to approximately Ps2.2 billion in 2010 in Peso terms. The decrease resulted primarily from higher energy costs and sale expenses.

Africa and the Middle East

Our Africa and the Middle East operations’ operating income increased approximately 2%, from approximately Ps4.3 billion in 2009 to approximately Ps4.4 billion in 2010 in Peso terms. The increase in operating income resulted primarily from our Egyptian operations due to an increase in domestic cement sales volumes, partially offset by weaker operating results in the UAE.

Operating income from our Egyptian operations increased approximately 20%, from approximately Ps3.5 billion in 2009 to approximately Ps4.1 billion in 2010 in Peso terms, primarily as a result of improved results in our cement operations. Our Rest of Africa and the Middle East operations decreased approximately 73%, from an operating income of Ps830 million in 2009 to an operating income of Ps228 million in 2010 in Peso terms. The decrease in operating income in the Rest of Africa and the Middle East resulted primarily from weaker results in the UAE, particularly in cement.

Asia

Our Asia operations’ operating income decreased approximately 11%, from approximately Ps1.1 billion in 2009 to approximately Ps982 million in 2010 in Peso terms. The decrease in operating income resulted primarily from weaker operating results in China and Malaysia, along with exchange rate effects.

Our Philippines operating income decreased approximately 9%, from approximately Ps996 million in 2009 to approximately Ps909 million in 2010 in Peso terms. The decrease in operating income resulted primarily from exchange rate effects.

Others

Operating loss in our Others segment improved by approximately 35%, from a loss of approximately Ps4.9 billion in 2009 to a loss of approximately Ps3.2 billion in 2010 in Peso terms, primarily explained by a substantial increase in our worldwide cement, clinker and slag trading operations.

Other Expenses, Net. Our other expenses, net, increased, from approximately Ps5.5 billion in 2009 to approximately Ps6.7 billion in 2010, primarily due to higher asset impairments and loss on the sale of assets, as well as amortization of fees related to the early redemption of debt.

The most significant items included under this caption in 2009 and 2010 are as follows:

	2009		2010
	(in millions of Pesos)
Impairment losses	Ps	(889)	Ps	(1,904)
Restructuring costs		(1,100)		(897)
Charitable contributions		(264)		(385)
Current and deferred ESPS		(8)		(5)
Results from sales of assets and others, net		(3,268)		(3,481)

	Ps	(5,529)	Ps	(6,672)

Comprehensive Financing Result. Pursuant to MFRS, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. Comprehensive financing income (expense) includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•

appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	beginning in 2008, gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result) in countries under high inflation environments.

	Year Ended December 31,
	2009		2010
	(in millions of Pesos)
Comprehensive financing result:
Financial expense	Ps	(13,513)	Ps	(16,302)
Financial income		385		439
Results from financial instruments		(2,127)		(956)
Foreign exchange result		(266)		926
Monetary position result		415		266

Comprehensive financing result	Ps	(15,106)	Ps	(15,627)

Our comprehensive financing result in 2010 was a loss of approximately Ps15.6 billion, an increase from the loss of approximately Ps15.1 billion in 2009. The components of the change are shown above. Our financial expense increased approximately 21%, from approximately Ps13.5 billion in 2009 to approximately Ps16.3 billion in 2010. The increase was primarily attributable to interest rates, partially offset by lower debt levels. Our financial income increased 14%, from Ps385 million in 2009 to Ps439 million in 2010. Our results from financial instruments improved approximately 55%, from a loss of approximately Ps2.1 billion in 2009 to a loss of approximately Ps1.0 billion in 2010. This loss resulted primarily from negative valuations of equity derivatives related to CEMEX and Axtel shares, as discussed below. Our net foreign exchange result improved from a loss of approximately Ps266 million in 2009 to a gain of approximately Ps926 million in 2010, mainly due to the appreciation of the Mexican Peso against the Dollar during 2010. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) decreased approximately 36%, from a gain of Ps415 million during 2009 to a gain of Ps266 million during 2010, primarily attributable to our operations in Egypt.

During 2009, certain financing costs associated with the Financing Agreement were capitalized under MFRS. See note 12 to our consolidated financial statements. In the U.S. GAAP reconciliation of our 2009 financial statements, we include a reconciliation item as some of these financing costs under U.S. GAAP should be expensed as incurred and recognized in our income statement. We expect to include a similar reconciliation item in the U.S. GAAP reconciliation of our 2010 financial statements.

Derivative Financial Instruments. For the years ended December 31, 2009 and 2010, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange and interest rate derivatives related to energy projects as discussed in note 12C to our consolidated financial statements.

For the year ended December 31, 2010, we had a net loss of approximately Ps956 million in the item “Results from financial instruments” as compared to a net loss of approximately Ps2,127 million in 2009. The loss in 2010 is mainly attributable to changes in the fair value of derivative instruments related to our own and Axtel shares.

Income Taxes. Our effective tax rate in 2009 and 2010 resulted in negative rates of 227.7% and 37.6%, respectively. Our income tax effect in the income statement, which is primarily comprised of income taxes plus deferred income taxes, decreased from an income of approximately Ps10.6 billion in 2009 to an expense of Ps4.5 billion in 2010, mainly attributable to an increase in taxable earnings in our Mexican, South American and Egyptian operations. Our current income tax expense decreased 8%, from approximately Ps8.7 billion in 2009 to Ps8.0 billion in 2010. Our deferred tax benefit decreased from approximately Ps19.3 billion in 2009 to Ps3.5 billion in 2010. The decrease was primarily attributable to the utilization of tax loss carryforwards during the period in certain countries, such as Spain, as well as to the increase in valuation allowances relating to tax loss carryforwards. For the years ended December 31, 2009 and 2010, our statutory income tax rate was 28% and 30%, respectively. See “Risk Factors — The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Consolidated Net Income (Loss). For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2010 decreased significantly, by approximately Ps18.2 billion, from a consolidated net income of approximately Ps1.7 billion in 2009 to a consolidated net loss of approximately Ps16.5 billion.

Controlling Interest Net Income (Loss). Controlling interest net income (loss) represents the difference between our consolidated net income (loss) and non-controlling interest net income (loss), which is the portion of our consolidated net income (loss) attributable to those of our subsidiaries in which non-associated third parties hold interests. Changes in non-controlling interest net income (loss) in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income (loss) attributable to those subsidiaries.

Non-controlling Interest Net Income. Non-controlling net income decreased approximately 89%, from Ps240 million in 2009 to Ps27 million in 2010, mainly as a result of a significant decrease in the net income of the consolidated entities in which others have a non-controlling interest. As a result, the percentage of our consolidated net income (loss) allocable to non-controlling interests decreased from 15% in 2009 to 0.2% in 2010. Controlling interest net income (loss) decreased significantly, from a net income of approximately Ps1.4 billion in 2009 to a controlling interest net loss of approximately Ps16.5 billion in 2010. As a percentage of net sales, controlling interest net income represented 1% in 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2009 compared to the year ended December 31, 2008 in our domestic cement and ready-mix concrete sales volumes as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments.

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready- Mix Concrete	Cement	Cement	Ready- Mix Concrete
North America
Mexico	-4%	-14%	-61%	+2%	+1%
United States(2)	-32%	-38%	N/A	-6%	-8%

Europe
Spain(3)	-40%	-44%	+77%	-10%	-8%
United Kingdom	-19%	-25%	N/A	+8%	+2%
Germany	-18%	-9%	N/A	+10%	+4%
France	N/A	-18%	N/A	N/A	+3%
Rest of Europe	-14%	-22%	N/A	-11%	-12

South/Central America and the Caribbean(4)
Colombia	-6%	-17%	N/A	+10%	-6%
Rest of South/Central America and the Caribbean(5)	-40%	-43%	N/A	+8%	+6%

Africa and the Middle East(6)
Egypt	+13%	+9%	N/A	+13%	+12%
Rest of Africa and the Middle East(7)	+204%	-17%	N/A	-24%	-3%

Asia(8)
Philippines	+9%	N/A	-12%	+7%	N/A
Rest of Asia(9)	-21%	-18%	N/A	-3%	Flat

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.).
(4)	Our South America, Central America and the Caribbean segment includes our operations in Colombia and the operations listed in note 5 below; however, in the above table, our operations in Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region. Our consolidated financial statements for the year ended December 31, 2008 include the results from operations relating to Venezuela for the seven-month period ended July 31, 2008 due to the expropriation of CEMEX Venezuela, but CEMEX Venezuela’s results for such seven-month period are eliminated from the above table, as a year to year comparison of CEMEX Venezuela is not meaningful. See note 11A to our consolidated financial statements.

(5)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(6)	Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 7 below.
(7)	Our Rest of Africa and the Middle East segment includes the operations in the United Arab Emirates and Israel.
(8)	Our Asia segment includes the operations in the Philippines, as well as limited operations in China we acquired as a result of the Rinker acquisition and the operations listed in note 9 below. On October 1, 2009, we completed the sale of our Australian operations, which had been included as a separate geographical segment following our 2007 acquisition of Rinker.
(9)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asian region.

On a consolidated basis, our cement sales volumes decreased approximately 17%, from 78,458 million tons in 2008 to 65,052 million tons in 2009, and our ready-mix concrete sales volumes decreased approximately 24%, from 71,000 million cubic meters in 2008 to 53,920 million cubic meters in 2009. Our net sales decreased approximately 12%, from Ps225,665 million in 2008 to Ps197,801 million in 2009, and our operating income decreased approximately 39%, from Ps26,088 million in 2008 to Ps15,840 million in 2009.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2008 and 2009. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

	Net Sales
	Variations in Local Currency(1)	Approximate currency Fluctuations, net of Inflation Effects	Variations in Mexican Pesos	For the Year Ended December 31,
Geographic Segment				2008	2009
				(in millions of Pesos)
North America
Mexico	-1%	—	-1%	Ps 42,857	Ps 42,339
United States(2)	-40%	+14%	-26%	52,040	38,472

Europe
Spain(3)	-44%	+9%	-35%	17,493	11,308
United Kingdom	-19%	+3%	-16%	19,225	16,126
Germany	-11%	+15%	+4%	15,883	16,492
France	-16%	+13%	-3%	14,266	13,866
Rest of Europe	-29%	+13%	-16%	19,343	16,174

South/Central America and the Caribbean(4)
Venezuela	—	—	—	4,443	—
Colombia	-9%	+10%	+1%	6,667	6,766
Rest of South/Central America and the Caribbean(5)	-39%	+45%	+6%	13,035	13,857

Africa and Middle East(6)
Egypt	+27%	+33%	+60%	5,218	8,372
Rest of Africa and the Middle East(7)	-23%	+17%	-6%	6,850	6,425

Asia(8)
Philippines	+15%	+17%	+32%	2,928	3,867
Rest of Asia(9)	-18%	+29%	+11%	2,313	2,566
Others(10)	-45%	+12%	-27%	13,368	9,709

Net sales before eliminations			-13%	235,929	206,339
Eliminations from consolidation				(10,264)	(8,538)
Consolidated net sales			-12%	Ps225,665	Ps197,801

	Operating Income
	Variations in Local Currency(1)	Approximate currency Fluctuations, net of Inflation Effects	Variations in Mexican Pesos	For the Year Ended December 31,
Geographic Segment				2008	2009
North America
Mexico	-2%	—	-2%	Ps 14,254	Ps 13,965
United States(2)	N/A	N/A	N/A	(461)	(7,290)

Europe
Spain(3)	-55%	-6%	-61%	4,325	1,667
United Kingdom	+39%	—	+39%	(1,411)	(859)
Germany	+18%	+34%	+52%	434	658
France	+24%	+32%	+56%	505	786
Rest of Europe	-59%	+8%	-51%	2,009	976

South/Central America and the Caribbean(4)
Venezuela	—	—	—	958	—
Colombia	+13%	+13%	+26%	2,116	2,672
Rest of South/Central America and the Caribbean(5)	-8%	+20%	+12%	2,481	2,784

Africa and Middle East(6)
Egypt	+34%	+25%	+59%	2,176	3,465
Rest of Africa and the Middle East(7)	+20%	+29%	+49%	558	830

Asia(8)
Philippines	+58%	+31%	+89%	528	996
Rest of Asia(9)	+35%	+44%	+79%	57	102
Others(10)	-223%	+122%	-101%	(2,441)	(4,912)

Consolidated operating income			-39%	Ps 26,088	Ps 15,840

N/A = Not Applicable

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.
(2)	On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming.
(3)	On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.).
(4)	Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 5 below; however, in the above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region. Our consolidated financial statements for the year ended December 31, 2008 includes the results from operations relating to Venezuela for the seven-month period ended July 31, 2008 due to the expropriation of CEMEX Venezuela. See note 11A to our consolidated financial statements.
(5)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.
(6)	Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 7 below.
(7)	Our Rest of Africa and the Middle East segment includes our operations in the United Arab Emirates and Israel.
(8)	Our Asia segment includes our operations in the Philippines, as well as limited operations in China we acquired as a result of the Rinker acquisition and the operations listed in note 10 below. On October 1, 2009, we completed the sale of our Australian operations, which had been included as a separate geographical segment following our 2007 acquisition of Rinker. See “Business — Asia — Sale of Our Australian Operations.” Our consolidated income statements present the results of our Australian operations, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements.
(9)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asian region.

(10)	Our Others segment includes our worldwide maritime trade operations, our information solutions company and other minor subsidiaries.

Net Sales. Our consolidated net sales decreased approximately 12%, from Ps225.7 billion in 2008 to Ps197.8 billion in 2009. The decrease in net sales was primarily attributable to lower volumes and prices mainly from our U.S. and Spanish operations. The infrastructure sector continues to be the main driver of demand in most of our markets. Our consolidated income statements present the results of our Australian operations, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

Mexico

Our Mexican operations’ domestic cement sales volumes decreased approximately 4% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 14% during the same period. Our Mexican operations’ net sales represented approximately 20% of our total net sales in 2009, in Peso terms, before eliminations resulting from consolidation. The residential and infrastructure sectors continue to be the main drivers of cement demand in the country. In 2009, activity from other construction sectors softened as they were affected by the overall challenging macroeconomic environment. Our Mexican operations’ cement export volumes, which represented approximately 3% of our Mexican cement sales volumes in 2009, decreased approximately 61% in 2009 compared to 2008, primarily as a result of lower export volumes to the United States. Of our Mexican operations’ total cement export volumes during 2009, 19% was shipped to the United States, 71% to Central America and the Caribbean and 10% to South America. Our Mexican operations’ average domestic sales price of cement increased approximately 2% in Peso terms in 2009 compared to 2008, and the average sales price of ready-mix concrete increased approximately 1% in Peso terms over the same period. For the year ended December 31, 2009, cement represented approximately 56%, ready-mix concrete approximately 23% and our aggregates and other businesses approximately 21% of our Mexican operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in domestic cement and ready-mix concrete sales prices, our Mexican net sales, in Peso terms, declined slightly in 2009 compared to 2008.

United States

Our U.S. operations’ domestic cement sales volumes, which include cement purchased from our other operations, decreased approximately 32% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 38% during the same period. The decreases in our U.S. operations’ domestic cement and ready-mix concrete sales volumes resulted primarily from significantly weaker demand in all our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower volumes. Overall construction activity weakened further as economic conditions continued to worsen and credit availability became extremely scarce. Our United States operations represented approximately 19% of our total net sales in 2009 in Peso terms, before eliminations resulting from consolidation. Our U.S. operations average sales price of domestic cement decreased approximately 6% in Dollar terms in 2009 compared to 2008, and the average sales price of ready-mix concrete decreased approximately 8% in Dollar terms over the same period. The decreases in average prices were primarily due to decreased demand as a result of recessionary economic conditions and tight credit availability. For the year ended December 31, 2009, cement represented approximately 29%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 42% of our United States operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in cement and ready-mix concrete sales volumes and average sales prices, net sales from our United States operations, in Dollar terms, decreased approximately 40% in 2009 compared to 2008. The decrease in net sales in the United States during 2009 compared to 2008 resulted from weaker demand in our U.S. markets, the recessionary economic conditions and tight credit availability.

Spain

Our Spanish operations’ domestic cement sales volumes decreased approximately 40% in 2009 compared to 2008, while ready-mix concrete sales volumes decreased approximately 44% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes were the result of the country’s continued challenging economic environment. Overall economic activity continues to worsen and has negatively affected overall cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions. Our Spanish operations’ 2009 net sales represented approximately 5% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Spanish operations’ cement export volumes, which represented approximately 14% of our Spanish cement sales volumes in 2009, increased by approximately 77% in 2009 compared to 2008, primarily as a result of lower domestic sales and higher export volumes to Africa. Of our Spanish operations’ total cement export volumes in 2009, 7% was shipped to Europe and the Middle East, 90% to Africa, and 3% to other countries. Our Spanish operations’ average domestic sales price of cement decreased approximately 10% in Euro terms in 2009 compared to 2008, and the average price of ready-mix concrete decreased approximately 8% in Euro terms over the same period. For the year ended December 31, 2009, cement represented approximately 59%, ready-mix concrete approximately 22% and our aggregates and other businesses approximately 19% of our Spanish operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement sales volumes and ready-mix concrete sales volumes, our Spanish net sales, in Euro terms, decreased approximately 44% in 2009 compared to 2008.

United Kingdom

Our United Kingdom operations’ domestic cement sales volumes decreased approximately 19% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 25% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from a deteriorating macroeconomic environment in the United Kingdom. Lower liquidity has affected construction spending and the initiation of new projects in all construction market segments. The decrease in domestic cement demand during 2009 was primarily driven by less construction spending and fewer new projects. Our United Kingdom operations’ 2009 net sales represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our United Kingdom operations’ average domestic sales price of cement increased approximately 8% in Pound terms in 2009 compared to 2008, and the average price of ready-mix concrete increased approximately 2% in Pound terms over the same period. For the year ended December 31, 2009, cement represented approximately 16%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 57% of our United Kingdom operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales from our United Kingdom operations, in Pound terms, decreased approximately 19% in 2009 compared to 2008.

Germany

Our German operations’ domestic cement sales volumes decreased approximately 18% in 2009 compared to 2008, and ready-mix concrete sales volumes in those operations decreased approximately 9% during the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from lower demand in the non-residential and infrastructure sectors. Our German operations’ 2009 net sales represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our German operations’ average domestic sales price of cement increased approximately 10% in Euro terms in 2009 compared to 2008, and the average price of ready-mix concrete increased approximately 4% in Euro terms over the same period. For the year ended December 31, 2009, cement represented approximately 26%, ready-mix concrete approximately 36% and our aggregates and other businesses approximately 38% of our German operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales in Germany, in Euro terms, decreased approximately 11% in 2009 compared to 2008.

France

Our French operations’ ready-mix concrete sales volumes decreased approximately 18% in 2009 compared to 2008, primarily as a result of the continued challenging situation in the building materials sector. Activity from the residential and industrial and commercial sectors continues to be very weak. Our French operations’ 2009 net sales represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our French operations’ average sales price of ready-mix concrete increased approximately 3% in Euro terms in 2009 compared to 2008. For the year ended December 31, 2009, ready-mix concrete represented approximately 73% and our aggregates and other businesses represented approximately 27% of our French operations’ net sales before eliminations resulting from consolidation.

As a result of lower ready-mix concrete volumes, despite improved pricing, net sales in France, in Euro terms, decreased approximately 16% in 2009 compared to 2008.

Rest of Europe

Our operations in our Rest of Europe segment in 2009 consisted of our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Italy, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden. Our Rest of Europe operations’ domestic cement sales volumes decreased approximately 14% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 22% during the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a slowdown in the housing sector and delays in infrastructure projects as a result of the harsh winter. Our Rest of Europe operations’ net sales for the year ended December 31, 2009 represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of Europe operations’ average domestic sales price of cement decreased approximately 11% in Euro terms in 2009 compared to 2008, and the average price of ready-mix concrete decreased approximately 12% in Euro terms over the same period. For the year ended December 31, 2009, cement represented approximately 40%, ready-mix concrete approximately 38% and our aggregates and other businesses approximately 22% of our Rest of Europe operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales prices and sales volumes, net sales in the Rest of Europe, in Euro terms, decreased approximately 29% in 2009 compared to 2008.

South America, Central America and the Caribbean

Our operations in South America, Central America and the Caribbean in 2009 consisted of our operations in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Jamaica and Argentina, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico.

Our South America, Central America and the Caribbean operations’ domestic cement sales volumes decreased approximately 30% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 34% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes is primarily attributable to lower economic activity and the consolidation of the results of operations from our operations in Venezuela for the seven-month period ended July 31, 2008 (prior to its expropriation by the Venezuelan government). Our South America, Central American and the Caribbean operations’ average domestic sales price of cement increased approximately 8% in Dollar terms in 2009 compared to 2008, while the average sales price of ready-mix concrete decreased approximately 8% in Dollar terms over the same period. For the year ended December 31, 2009, our South America, Central America and the Caribbean operations represented approximately 10% of our total net sales in Peso terms, before eliminations resulting from consolidation. As a result of the decreases in domestic cement and ready-mix concrete sales volumes, net sales in our South America, Central America and the Caribbean operations, in Dollar terms, decreased approximately 32% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 71%, ready-mix concrete approximately 22% and our aggregates and other businesses approximately 7% of our South and Central America and the Caribbean operations’ net sales before eliminations resulting from consolidation. Set forth below is a discussion of sales volumes in Colombia, the most significant country in our South America, Central America and the Caribbean segment, based on net sales.

Our Colombian operations’ cement volumes decreased approximately 6% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 17% during the same period. The decreases in sales volumes resulted primarily from lower economic activity, especially in the self-construction and low income sectors. For the year ended December 31, 2009, Colombia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Colombian operations’ average domestic sales price of cement increased approximately 10% in Colombian Peso terms in 2009 compared to 2008, while the average price of ready-mix concrete decreased approximately 6% in Colombian Peso terms over the same period. As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increase in domestic cement and ready-mix concrete sales prices, net sales of our Colombian operations, in Colombian Peso terms, decreased approximately 9% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 65%, ready-mix concrete approximately 25% and our aggregates and other businesses approximately 10% of our Colombian operations’ net sales before eliminations resulting from consolidation.

Our Rest of South and Central America and the Caribbean operations’ cement volumes decreased approximately 40% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 43% during the same period, mainly as a result of the expropriation of CEMEX Venezuela in 2008. For the year ended December 31, 2008, our net sales from our Rest of South and Central America and the Caribbean operations included the results of operations from our operations in Venezuela for the seven-month period ended July 31, 2008 (prior to its expropriation by the Venezuelan government). For the year ended December 31, 2009, the Rest of South and Central America and the Caribbean represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of South and Central America and the Caribbean operations’ average domestic sales price of cement increased approximately 8% in Dollar terms in 2009 compared to 2008, and the average sales price of ready-mix concrete increased approximately 6% in Dollar terms over the same period. For these reasons, net sales of our Rest of South and Central America and the Caribbean operations, in Dollar terms, decreased approximately 39% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 74%, ready-mix concrete approximately 21% and our other businesses approximately 5% of our Rest of South and Central America and the Caribbean operations’ net sales before eliminations resulting from consolidation.

For the reasons mentioned above, net sales before eliminations resulting from consolidation in our South and Central America and the Caribbean operations, in Dollar terms, decreased approximately 32% in 2009 compared to 2008.

Africa and the Middle East

Our operations in Africa and the Middle East consist of our operations in Egypt, the most significant operations in this geographic segment, and the United Arab Emirates (UAE) and Israel. Our Africa and Middle East operations’ domestic cement sales volumes increased approximately 22% in 2009 compared to 2008, and ready-mix concrete sales volumes decreased approximately 14% during the same period. The increase in domestic cement sales volumes was primarily as a result of the increase in sales volumes in our Egyptian operations. For the year ended December 31, 2009, Africa and the Middle East represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Africa and the Middle East operations’ average domestic sales price of cement increased approximately 8% in Dollar terms in 2009, and the average price of ready-mix concrete decreased approximately 8% in Dollar terms over the same period. For the year ended December 31, 2009, cement represented approximately 52%, ready-mix concrete approximately 37% and our other businesses approximately 11% of our African and the Middle East operations’ net sales before eliminations resulting from consolidation.

Our Egyptian operations’ domestic cement sales volumes increased approximately 13% in 2009 compared to 2008, and Egyptian ready-mix concrete sales volumes increased approximately 9% during the same period. The increases in volumes resulted primarily from the positive trend in the informal residential and infrastructure sectors, which led to higher sales volumes of building materials. The high-income housing sector started to slow down in response to the macroeconomic situation, while the self-construction sector maintained its stability. For the year ended December 31, 2009, Egypt represented approximately 4% of our total net sales in Peso terms, before eliminations resulting from consolidation. The average domestic sales price of cement increased approximately 13% in Egyptian pound terms in 2009 compared to 2008, and ready-mix concrete sales prices increased approximately 12% in Egyptian pound terms. During 2009, our Egyptian operations did not export any cement as production was only directed to meet increased domestic demand. As a result of the increases in domestic cement and ready-mix concrete sales volumes and sales prices, net sales of our Egyptian operations, in Egyptian pound terms, increased approximately 27% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 89%, ready-mix concrete approximately 9% and our other businesses approximately 2% of our Egyptian operations’ net sales before eliminations resulting from consolidation.

Our Rest of Africa and the Middle East operations’ ready-mix concrete sales volumes decreased approximately 17% in 2009 compared to 2008 primarily as a result of economic conditions, which have had a negative effect on the commercial and residential sectors, and the average ready-mix concrete sales price decreased approximately 3%, in Dollar terms, in 2009 compared to 2008. For the year ended December 31, 2009, the UAE and Israel represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. As a result of the decreases in ready-mix concrete average sales price and sales volumes, net sales of our Rest of Africa and the Middle East operations, in Dollar terms, decreased approximately 23% in 2009 compared to 2008. The decrease in net sales, in Dollar terms, in our Rest of Africa and the Middle East operations was due to a 4% decrease in net sales in Israel and a 36% decrease in net sales in the UAE. They represent 66% and 34%, respectively, of our Rest of Africa and the Middle East operations. For the year ended December 31, 2009, cement represented approximately 12%, ready-mix concrete represented approximately 66% and our other businesses approximately 22% of our Rest of Africa and the Middle East operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in ready-mix concrete average sales price and sales volumes in our Rest of Africa and Middle East operations, partially offset by the increase in average sales price and sales volumes in our Egyptian operations, net sales before eliminations resulting from consolidation in our Africa and the Middle East operations, in Dollar terms, decreased approximately 2% in 2009 compared to 2008.

Asia

Our operations in Asia in 2009 consisted of our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operations we acquired from Rinker in China. Our Asian operations’ domestic cement sales volumes remained flat in 2009 compared to 2008. Our Asian operations’ ready-mix concrete sales volumes decreased approximately 18% in 2009 compared to 2008, primarily as a result of the decrease in our ready-mix concrete sales volumes in our Malaysian operations. The average sales price of domestic cement increased 1% and the average sales price of ready-mix concrete in our Asian operations remained flat in Dollar terms in 2009 compared to 2008. The main drivers of demand in the segment continue to be the commercial and infrastructure sectors.

For the year ended December 31, 2009, Asia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Asian operations’ cement export volumes, which represented approximately 16% of our Asian operations’ cement sales volumes in 2009, decreased approximately 12% in 2009 compared to 2008 primarily due to decreased cement demand in the Europe region. Of our Asian operations’ total cement export volumes during 2009, approximately 21% was shipped to Africa, 57% was shipped to Europe and 22% to the Southeast Asia region. For the year ended December 31, 2009, cement represented approximately 70%, ready-mix concrete approximately 24% and our other businesses approximately 6% of our Asian operations’ net sales before eliminations resulting from consolidation.

Our Philippines operations’ domestic cement volumes increased approximately 9% in 2009 compared to 2008. For the year ended December 31, 2009, the Philippines represented approximately 2% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Philippines operations’ average domestic sales price of cement increased approximately 7% in Philippine Peso terms in 2009 compared to 2008. As a result, net sales of our Philippines operations, in Philippine Peso terms, increased approximately 15% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented 100% of our Philippine operations’ net sales before eliminations resulting from consolidation.

Our Rest of Asia operations’ ready-mix concrete sales volumes, which include our Malaysian operations (representing nearly all our ready-mix concrete sales volumes in the Rest of Asia region), decreased approximately 18% in 2009 compared to 2008 due to the finalization of large infrastructure projects and reduced exports. The average sales price of ready-mix concrete remained flat, in Dollar terms, during 2009. For the reasons mentioned above, net sales of our Rest of Asia operations, in Dollar terms, decreased approximately 18% in 2009 compared to 2008. For the year ended December 31, 2009, cement represented approximately 28%, ready-mix concrete approximately 58% and our other businesses approximately 14% of our Rest of Asia operations’ net sales before eliminations resulting from consolidation.

For the reasons described above, our Asian operations’ net sales before eliminations resulting from consolidation, in Dollar terms, decreased approximately 4% in 2009 compared to 2008.

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). Our consolidated income statements present the results of our Australian operations, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 45% before eliminations resulting from consolidation in 2009 compared to 2008 in Dollar terms, primarily as a result of a decrease of approximately 54% in our worldwide cement, clinker and slag trading operations and a decrease of approximately 17% in sales of our information technology solutions company. For the year ended December 31, 2009, our trading operations’ net sales represented approximately 48%, and our information technology solutions company 32%, of our Others segment’s net sales.

Cost of Sales. Our cost of sales, including depreciation, decreased approximately 9%, from Ps153,965 million in 2008 to Ps139,672 million in 2009, primarily due to the decrease in sales volumes mentioned above. As a percentage of net sales, cost of sales increased from 68% in 2008 to 71% in 2009, mainly as a result of lower economies of scale due to lower volumes, especially in the United States, Spain and Mexico. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps11,079 million in 2008 and Ps9,310 million in 2009; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item and which, for the years ended December 31, 2008 and 2009, represented expenses of approximately Ps13,350 million and Ps13,678 million, respectively.

Gross Profit. For the reasons explained above, our gross profit decreased approximately 19%, from Ps71,700 million in 2008 to Ps58,129 million in 2009. As a percentage of net sales, gross profit decreased from approximately 32% in 2008 to 29% in 2009. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps24,429 million in 2008 and Ps22,988 million in 2009.

Operating Expenses. Our operating expenses decreased approximately 7%, from Ps45,612 million in 2008 to Ps42,289 million in 2009, mainly as a result of cost reduction initiatives. As a percentage of net sales, our operating expenses decreased approximately 1%, reflecting our cost reduction initiatives, partially mitigated by lower volumes in our operations year over year. Operating expenses include administrative, selling and distribution expenses. See note 2Q to our consolidated financial statements.

Operating Income. For the reasons mentioned above, our operating income decreased approximately 39%, from Ps26,088 million in 2008 to Ps15,840 million in 2009. As a percentage of net sales, operating income decreased from approximately 12% in 2008 to 8% in 2009. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

Mexico

Our Mexican operations’ operating income decreased approximately 2%, from Ps14,254 million in 2008 to Ps13,965 million in 2009 in Peso terms. The decrease in operating income was primarily attributable to the decreases in domestic cement and ready-mix concrete sales volumes explained above.

United States

Our U.S. operations’ operating loss increased substantially, from an operating loss of Ps461 million in 2008 to an operating loss of Ps7.3 billion in Peso terms. As mentioned above, the decrease in operating income resulted primarily from a significantly weaker demand in all our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower volumes. Overall construction activity weakened further as economic conditions continued to worsen and credit availability became extremely scarce.

Spain

Our Spanish operations’ operating income decreased approximately 61%, from Ps4.3 billion in 2008 to Ps1.7 billion in 2009 in Peso terms. The decrease in operating income resulted primarily from the country’s continued challenging economic environment. Overall economic activity continues to worsen and has negatively affected overall cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions.

United Kingdom

Our United Kingdom operations’ operating loss decreased approximately 39%, from a loss of Ps1.4 billion in 2008 to a loss of Ps859 million in 2009 in Peso terms. The decrease in the operating loss of our United Kingdom operations during 2009 compared to 2008 resulted primarily from a decrease in cost of sales (variable and fixed) of 21% in Pound terms (from £716 million in 2008 to £564 million in 2009). Also in 2009, operating expenses decreased 17% in Pound terms as a result of cost and expense reductions to adjust our operations to the current market conditions.

Germany

Our German operations’ operating income increased approximately 52%, from Ps434 million in 2008 to Ps658 million in 2009 in Peso terms. The increase resulted primarily from a decrease in cost of sales of 12% in Euro terms. Additionally, in 2009, operating expenses decreased 11% in Euro terms, primarily as a result of our cost reduction efforts to adjust our operations to then current market conditions.

France

Our French operations’ operating income increased approximately 56%, from Ps505 million in 2008 to Ps786 million in 2009 in Peso terms. The increase resulted primarily from our cost reduction efforts.

Rest of Europe

Our Rest of Europe operations’ operating income decreased approximately 51%, from Ps2.0 billion in 2008 to Ps976 million in 2009 in Peso terms. The decrease in our Rest of Europe operations’ operating income resulted from lower domestic cement and ready-mix concrete sales volumes and average sales prices, especially in our Poland operations.

South America, Central America and the Caribbean

Our South America, Central America and the Caribbean operations’ operating income decreased approximately 2%, from Ps5.5 billion in 2008 to Ps5.4 billion in 2009 in Peso terms. The decrease in operating income was primarily attributable to the decreases in domestic cement and ready-mix concrete sales volumes, which was primarily attributable to lower economic activity and the consolidation of the results of operations from our operations in Venezuela for the seven-month period ended July 31, 2008 (prior to its expropriation by the Venezuelan government).

In Colombia, operating income increased approximately 26%, from Ps2.1 billion in 2008 to Ps2.6 billion in 2009 in Peso terms. The increase resulted primarily from our cost reduction efforts to adjust our operations to the existing market conditions.

Africa and the Middle East

Our Africa and the Middle East operations’ operating income increased approximately 57%, from Ps2.7 billion in 2008 to Ps4.3 billion in 2009 in Peso terms. The increase in operating income resulted primarily from the increase in domestic cement and ready-mix concrete sales prices and sales volumes in our Egyptian operations.

Operating income from our Egyptian operations increased approximately 59%, from Ps2.1 billion in 2008 to Ps3.5 billion in 2009, primarily as a result of increases in the average domestic cement and ready-mix concrete sales prices and sales volumes. Our Rest of Africa and the Middle East operations increased approximately 49%, from an operating income of Ps558 million in 2008 to an operating income of Ps830 million in 2009 in Peso terms. The increase in operating income in the Rest of Africa and the Middle East resulted primarily from a decrease in cost of sales and operating expenses in Israel and UAE.

Asia

Our Asia operations’ operating income increased approximately 88%, from Ps585 million in 2008 to Ps1.1 billion in 2009 in Peso terms. The increase in operating income resulted primarily from the increase in our Philippines operations’ net sales, while cost of sales remained flat and operating expenses decreased 8% in Dollar terms as a result of our global cost-reduction efforts.

Our Philippines operating income increased approximately 89%, from Ps528 million in 2008 to Ps996 million in 2009 in Peso terms.

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion). Our consolidated income statements present the results of our Australian operations, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements.

Others

Operating loss in our Others segment increased approximately 101%, from a loss of Ps2.4 billion in 2008 to a loss of Ps4.9 billion in 2009 in Peso terms, primarily explained by a decrease in operating income of 83% in our worldwide cement, clinker and slag trading operations.

Other Expenses, Net. Our other expenses, net, decreased significantly, from Ps21,403 million in 2008 to Ps5,529 million in 2009, primarily due to the 2008 impairment losses of goodwill and other long-lived assets in the amount of approximately Ps21,125 million as described in note 11B to our consolidated financial statements.

The most significant items included under this caption in 2008 and 2009 are as follows:

	2008		2009
	(in millions of Pesos)
Impairment losses	Ps	(21,125)	Ps	(889)
Restructuring costs		(3,141)		(1,100)
Charitable contributions		(174)		(264)
Current and deferred ESPS		2,283		(8)
Results from sales of assets and others, net		754		(3,268)

	Ps	(21,403)	Ps	(5,529)

Comprehensive Financing Result. Pursuant to MFRS, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. Comprehensive financing income (expense) includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•

appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•

beginning in 2008, gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result) in countries under high inflation environments. Until December 31, 2007, monetary position results were calculated on each country’s net monetary position despite the level of inflation.

	Year ended December 31,
	2008	2009
	(in millions of Pesos)
Comprehensive Financing Result:
Financial expense	Ps(10,199)	Ps(13,513)
Financial income	513	385
Results from financial instruments	(15,172)	(2,127)
Foreign exchange result	(3,886)	(266)
Monetary position result	418	415

Comprehensive financing result	Ps(28,326)	Ps(15,106)

Our comprehensive financing result improved from a loss of Ps28.3 billion in 2008 to a loss of Ps15.1 billion in 2009. The components of the change are shown above. Our financial expense increased approximately 32%, from Ps10.2 billion in 2008 to Ps13.5 billion in 2009. The increase was primarily attributable to the change in interest rates and the recognition of fees related to the Financing Agreement. Our financial income decreased 25%, from Ps513 million in 2008 to Ps385 million in 2009, primarily attributable to significantly lower interest rates. Our results from financial instruments improved significantly from a loss of Ps15.2 billion in 2008 to a loss of Ps2.1 billion in 2009. The decrease in our loss from financial instruments was primarily attributable to the closing of a significant portion of our derivatives instruments explained below. Our net foreign exchange result improved from a loss of Ps3.9 billion in 2008 to a loss of Ps266 million in 2009, mainly due to the appreciation of the Mexican Peso and the Euro against the Dollar. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities) decreased approximately 1%, from a gain of Ps418 million during 2008 to a gain of Ps415 million during 2009.

During 2009, certain financing costs associated with the Financing Agreement were capitalized under MFRS. See note 12 to our consolidated financial statements. In the U.S. GAAP reconciliation of our 2009 financial statements, we include a reconciliation item, as some of these financing costs under U.S. GAAP should be expensed as incurred and recognized in our income statement.

Derivative Financial Instruments. For the year ended December 31, 2008, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross-currency swaps, including our derivative instruments related to the issuance of perpetual debentures by consolidated entities, equity forward contracts and interest rate derivatives related to energy projects as discussed in note 12C to our consolidated financial statements.

As required in the context of our renegotiation with our major lenders prior to entering into the Financing Agreement, during the first half of 2009, we closed a significant portion of our derivative instruments.

Furthermore, during July 2009, we closed the Japanese Yen cross-currency swap derivatives associated with our perpetual debentures. Therefore, as of December 31, 2009, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of equity forward contracts, a forward instrument over the Total Return Index (TRI) of the Mexican Stock Exchange and interest rate derivatives related to energy projects as discussed in note 12C to our consolidated financial statements.

For the year ended December 31, 2009, we had a net loss of approximately Ps2,127 million in the item “Results from financial instruments” as compared to a net loss of Ps15,172 million in 2008. The loss in 2009 is mainly attributable to the currency derivatives we held and closed during the year, offset by the positive result from changes in market value of the equity derivatives remaining in our portfolio.

Income Taxes. Our effective tax rate in 2008 and 2009 resulted in negative rates of 101.0% and 227.7%, respectively. Our income tax effect in the income statement, which is primarily comprised of income taxes plus deferred income taxes, decreased from an income of Ps22,998 million in 2008 to an income of Ps10,566 million in 2009, mainly attributable to an increase in taxable earnings in our Mexican and South American operations. Our current income tax expense increased 9%, from Ps7,973 million in 2008 to Ps8,689 million in 2009. Our deferred tax benefit decreased from Ps30,971 million in 2008 to Ps19,255 million in 2009. The decrease was primarily attributable to the utilization of tax loss carryforwards during the period, the increases in the statutory income tax rate in Mexico from 28% to 30% in future periods, as well as to the increase in valuation allowances relating to tax loss carryforwards. For the years ended December 31, 2008 and 2009, our statutory income tax rate was 28%. See “Risk Factors — Risks Relating to our Business — The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Consolidated Net Income. For the reasons described above, our consolidated net income (before deducting the portion allocable to non-controlling interest) for 2009 decreased approximately Ps674 million, or 29%, from Ps2,323 million in 2008 to Ps1,649 million in 2009. As a percentage of net sales, consolidated net income remained flat at approximately 1% in 2008 and 2009.

Controlling Interest Net Income. Controlling interest net income represents the difference between our consolidated net income and non-controlling interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-associated third parties hold interests. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

Non-controlling Interest Net Income. Non-controlling interest net income increased substantially, from Ps45 million in 2008 to Ps240 million in 2009, mainly as a result of a significant increase in the net income of the consolidated entities in which others have a non-controlling interest. As a result, the percentage of our consolidated net income allocable to non-controlling interests increased from 2% in 2008 to 15% in 2009. Controlling interest net income decreased by approximately 38%, from Ps2,278 million in 2008 to Ps1,409 million in 2009. As a percentage of net sales, controlling interest net income remained flat in 2009 compared to 2008.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities from continuing operations were approximately Ps38.5 billion in 2008, Ps33.7 billion in 2009 and Ps21.8 billion in 2010. See our Statement of Cash Flows.

Sources and Uses of Cash

Beginning in 2008, the new MFRS B-2, Statement of Cash Flows (“MFRS B-2”), established the incorporation of a new cash flow statement, which presents cash inflows and outflows in nominal currency as part of the basic financial statements, replacing the statement of changes in financial position, which included inflation effects and foreign exchange effects not realized.

Our review of sources and uses of resources presented below refers to nominal amounts included in our statement of cash flows for 2008, 2009 and 2010.

Our primary sources and uses of cash during the years ended December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	(in millions of Pesos)
Operating activities
Controlling interest net income (loss)	2,323	1,649	(16,489)
Discontinued operations	2,097	(4,276)	—

Net income (loss) from continuing operations	226	5,925	(16,489)
Non-cash items	40,555	34,603	42,537
Changes in working capital, excluding income taxes	1,299	(2,599)	100

Net cash flows provided by continuing operations before taxes	42,080	37,929	26,148
Income taxes paid in cash	(3,625)	(4,201)	(4,310)
Net cash flows provided by continuing operations	38,455	33,728	21,838
Net cash flow provided by discontinued operations	2,817	1,023	—

Net cash flows provided by operating activities	41,272	34,751	21,838
Investing activities
Property, machinery and equipment, net	(20,511)	(6,655)	(4,726)
Disposal of subsidiaries and associates, net	10,845	21,115	1,172
Other investments	(3,597)	(8,254)	1,692
Net cash flows (used in) provided by investing activities of continuing operations	(13,263)	6,206	(1,862)
Net cash flows used in investing activities of discontinued operations	(1,367)	(491)	—

Net cash flows (used in) provided by investing activities	(14,630)	5,715	(1,862)
Financing activities
Repayment of debt, net	(3,611)	(35,812)	(9,615)
Financial expense paid in cash including coupons on perpetual debentures	(11,784)	(14,607)	(14,968)
Issuance of common stock	—	23,953	5
Dividends paid	(215)	—	—
Financing derivative instruments	(9,909)	(8,513)	69
Non-current liabilities and others, net	1,471	(2,795)	122

Net cash flows used in financing activities of continuing operations	(24,048)	(37,774)	(24,387)
Net cash flows provided by financing activities of discontinued operations	359	628	—

Net cash flows used in financing activities	(23,689)	(37,146)	(24,387)

Conversion effects	1,277	(2,116)	(1,339)
Increase (decrease) in cash and investments of continuing operations	1,144	2,160	(4,411)
Increase in cash and investments of discontinued operations	1,809	1,160	—
Cash and investments at beginning of year	8,670	12,900	14,104

Cash and investments at end of year	Ps 12,900	Ps 14,104	Ps 8,354

2010. During 2010, in nominal Peso terms, and including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.3 billion, there was a decrease in cash and investments of continuing operations of approximately Ps4.4 billion. This decrease was generated by net resources used in financing activities of approximately Ps24.4 billion and by net resources used in investing activities of approximately Ps1.9 billion, partially offset by our net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps4.3 billion, amounted to approximately Ps21.8 billion.

For the year ended December 31, 2010, our net resources provided by operating activities included a net reduction in working capital of approximately Ps100 million, which was primarily generated by increases in trade payables, other accounts payables and accrued expenses and decreases in trade receivables and inventories of an aggregate amount of approximately Ps2.8 billion, partially offset by increases in other accounts receivables and other assets for an aggregate amount of approximately Ps2.7 billion.

During 2010, our net resources used in financing activities of approximately Ps24.4 billion included payments of debt of approximately Ps9.6 billion. The net resources provided by operating activities were disbursed mainly in connection with: a) repayments of debt, as described above; b) capital expenditures of approximately Ps4.7 billion; and c) financial expenses paid in cash, including perpetual instruments, of approximately Ps15.0 billion.

2009. During 2009, in nominal Peso terms and including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps2.1 billion, there was an increase in cash and investments of continuing and discontinued operations of Ps2.2 billion and Ps1.2 billion, respectively. This increase was generated by net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps4.2 billion, amounted to approximately Ps34.8 billion, and by net resources provided by investing activities of approximately Ps5.7 billion, which were partially offset by net resources used in financing activities of approximately Ps37.1 billion.

For the year ended December 31, 2009, our net resources provided by operating activities included a net increase in working capital of approximately Ps2.6 billion, which was mainly generated by decreases in trade payables and other accounts payable and accrued expenses for an aggregate amount of approximately Ps10.6 billion, partially offset by decreases in trade receivables and other accounts receivable and decreases in inventories for an aggregate amount of approximately Ps8.0 billion.

During 2009, our net resources used in financing activities of approximately Ps37.1 billion included new borrowings of approximately Ps40.2 billion which, in conjunction with net resources provided by operating activities and resources obtained from the sale of subsidiaries and affiliates of approximately Ps21.1 billion and the equity issuance of approximately Ps24.0 billion, were disbursed mainly in connection with: a) debt repayments of approximately Ps76.0 billion; b) net losses realized in derivative financial instruments of approximately Ps8.5 billion; c) capital expenditures of approximately Ps8.7 billion; d) financial expenses, including perpetual instruments, for approximately Ps14.6 billion; and e) restructuring fees for approximately Ps8.4 billion.

The resources obtained during 2009 from the sale of subsidiaries and associates for approximately Ps21.1 billion principally consisted of the sale of our Australian operations (see note 3B to our consolidated financial statements).

2008. During 2008, in nominal Peso terms and including the positive foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.3 billion, there was an increase in cash and investments of continuing and discontinued operations of Ps1.1 billion and Ps1.8 billion, respectively. This increase was generated by net cash flows provided by operating activities, which after income taxes paid in cash of approximately Ps3.6 billion, amounted to approximately Ps41.3 billion, which was partially offset by net resources used in investing activities of approximately Ps14.6 billion and by net resources used in financing activities for approximately Ps23.7 billion.

For the year ended December 31, 2008, our net resources provided by operating activities included a net reduction in working capital of approximately Ps1.3 billion, which was mainly generated by decreases in trade receivables resulting from our securitization programs in Mexico and the U.S. and decreases in other accounts receivable and other assets for an aggregate amount of approximately Ps4.7 billion, partially offset by increases in inventories and decreases in trade payables and other accounts payable and accrued expenses for an aggregate amount of approximately Ps3.4 billion.

During 2008, our net resources used in financing activities of approximately Ps23.7 billion included new borrowings of approximately Ps59.6 billion, which in conjunction with net resources provided by operating activities and resources obtained from the sale of subsidiaries and affiliates of approximately Ps10.8 billion, were disbursed mainly in connection with: a) debt repayments of approximately Ps63.2 billion; b) net losses realized in derivative financial instruments of approximately Ps9.9 billion; c) capital expenditures for approximately Ps23.2 billion; and d) financial expenses, including perpetual instruments, for approximately Ps11.8 billion.

The resources obtained during 2008 from the sale of subsidiaries and affiliates for approximately Ps10,845 million principally consisted of the sale of a 9.5% interest in Axtel, S.A.B. de C.V. (“AXTEL”), the sale/contribution of assets to our associate, Ready Mix USA LLC, the sale of our operations in the Canary Islands and the sale of our operations in Italy, all of which occurred in 2008 and are detailed in notes 9A and 11A to our consolidated financial statements.

Capital Expenditures

As of December 31, 2010, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$539 million, including our base capital expenditures estimated to be incurred during 2011. This amount is expected to be incurred over the next 2 years, according to the evolution of the related projects. Our capital expenditures incurred for the years ended December 31, 2009 and 2010, and our expected capital expenditures during 2011, which include an allocation to 2011 of a portion of our total future committed amount, are as follows:

	Actual
	2009	2010	Estimated in 2011
	(in millions of Dollars)
North America(1)	U.S.$ 144	162	140
Europe(2)	314	224	194
Central and South America and the Caribbean(3)	104	82	74
Africa and the Middle East	28	33	23
Asia and Australia (in 2008, Australia only)	8	19	19
Others(4)	38	35	20
Total consolidated	U.S.$ 636	555	470
Of which:
Expansion capital expenditures(5)	U.S.$ 401	126	120
Base capital expenditures(6)	235	429	350

(1)	In North America, our estimated capital expenditures during 2011 include amounts related to the expansion of the Tepeaca plant in Mexico.
(2)	In Europe, our estimated capital expenditures during 2011 include amounts related to the construction of the new cement production facility in Teruel, Spain, and the expansion of our cement plant in Latvia.
(3)	In Central and South America and the Caribbean, our estimated capital expenditures during 2011 include the construction of the new kiln in Panama.

(4)	Our “Others” capital expenditures expected during 2011 include our trading activities as well as our corporate requirements.
(5)	Expansion capital expenditures refer to the acquisition or construction of new assets intended to increase our current operating infrastructure and which are expected to generate additional amounts of operating cash flows.
(6)	Base capital expenditures refer to the acquisition or construction of new assets that would replace portions of our operating infrastructure and which are expected to maintain our operating continuity.

For the year ended December 31, 2010, we recorded U.S.$555 million in capital expenditures. As of the date hereof, plans for 2011 capital expenditures totaled U.S.$470 million. Pursuant to the Financing Agreement, we were prohibited from making aggregate capital expenditures in excess of U.S.$700 million for the year ended December 31, 2010 and are prohibited from making aggregate capital expenditures in excess of U.S.$800 million for the year ended December 31, 2011 and each year thereafter until the debt under the Financing Agreement has been repaid in full.

Our Indebtedness

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, we had approximately U.S.$16,827 million (Ps207,979 million) of total debt of which approximately 1% was short-term (including current maturities of long-term debt) and 99% was long-term. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, approximately 71% of our consolidated debt was Dollar-denominated, approximately 5% was Peso-denominated, approximately 24% was Euro-denominated and immaterial amounts were denominated in other currencies; the weighted average interest rates of our debt in our main currencies were 6.6% on our Dollar-denominated debt, 7.7% on our Peso-denominated debt and 5.4% on our Euro-denominated debt.

Some of our major subsidiaries provide guarantees of certain of our indebtedness, as indicated in the table below.

	January 2011 Notes		May 2010 Notes		December 2009 Notes		Financing Agreement		Perpetual Debentures(1)		CBs(2)		CEMEX España Euro Notes(3)
Amount outstanding as of December 31, 2010(4)		U.S.$1.0 billion (Ps12.4 billion)		US.$1.2 billion (Ps15.1 billion)		U.S.$2.2 billion (Ps27.4 billion)		U.S.$9.5 billion (Ps117.6 billion)		U.S.$1.3 billion (Ps16.3 billion)		U.S.$0.6 billion (Ps7.4 billion)		U.S.$1.2 billion (Ps14.8 billion)
CEMEX, S.A.B. de C.V.	✓		✓		✓		✓		✓		✓
CEMEX México	✓		✓		✓		✓		✓		✓
New Sunward	✓		✓		✓		✓		✓
CEMEX España.	✓		✓		✓		✓						✓
CEMEX Corp.					✓		✓
CEMEX Finance LLC					✓		✓
CEMEX Concretos, S.A. de C.V.					✓		✓
Empresas Tolteca de México, S.A. de C.V.					✓		✓				✓

(1)	CEMEX, S.A.B. de C.V., CEMEX México, and New Sunward provide guarantees in connection with approximately U.S.$1.3 billion (approximately Ps16.3 billion as of December 31, 2010) in perpetual debentures issued by special purpose vehicles, which are accounted for as non-controlling interest under consolidated MFRS, but which are considered to be debt for purposes of U.S. GAAP and under the Financing Agreement and the Senior Secured Notes Indentures. See “Summary — Recent Developments Relating to Our Indebtedness — Private Exchange of Perpetual Debentures.”

(2)	Includes short-term unsecured CBs, long-term secured CBs maturing during 2011 and long-term secured CBs maturing thereafter.

(3)	Issued by CEMEX Finance Europe B.V., a special purpose vehicle and wholly-owned subsidiary of CEMEX España, the sole guarantor of the CEMEX España Euro Notes.

(4)	After giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments.

On March 10, 2009, our credit ratings were downgraded below investment grade by Standard & Poor’s and by Fitch. The loss of our investment grade ratings has negatively impacted and will continue to negatively impact the availability of financing and the terms on which we could refinance our debt, including the imposition of more restrictive covenants and higher interest rates.

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15.1 billion in syndicated and bilateral bank and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.8 billion on February 14, 2014, based on prevailing exchange rates as of December 31, 2010.

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, we had approximately Ps207,979 million (U.S.$16,827 million) of total debt, not including approximately Ps16,310 million (U.S.$1,320 million) of perpetual debentures, which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, our indebtedness under the Financing Agreement was approximately Ps117,626 million (U.S.$9,517 million), and our other debt not subject to the Financing Agreement, which remains payable pursuant to its original maturities, was approximately Ps90,353 million (U.S.$7,310 million). As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, we had reduced indebtedness under the Financing Agreement by approximately U.S.$5.4 billion (thereby satisfying all required amortization payments under the Financing Agreement through December 2012), and we had an aggregate principal amount of outstanding debt under the Financing Agreement of approximately Ps4,806 million (U.S.$389 million) maturing during 2012; approximately Ps29,153 million (U.S.$2,359 million) maturing during 2013; and approximately Ps83,667 million (U.S.$6,769 million) maturing during 2014. See “Risk Factors — Risk Relating to Our Business — We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Financing Agreement and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations” for a description of our total debt and related maturities.

As part of the Financing Agreement, we pledged the Collateral and all proceeds of such Collateral to secure our payment obligations under the Financing Agreement and under a number of other financing arrangements for the benefit of the participating creditors and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. In addition, the guarantors under our existing bank facilities (other than CEMEX, Inc. (one of our subsidiaries in the United States)) have guaranteed the obligations to the participating creditors under the Financing Agreement. See “Risk Factors — Risks Relating to our Business — We pledged the capital stock of the subsidiaries that represent substantially all of our business as collateral to secure our payment obligations under the Financing Agreement, other financing arrangements and the Senior Secured Notes.”

The Financing Agreement, as amended on December 1, 2009, March 18, 2010 and October 25, 2010 requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including our perpetual debentures) to EBITDA for each semi-annual period of 7.75:1 for the period beginning on June 30, 2010 and ending June 30, 2011, decreasing to 7:00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013.

The Financing Agreement provides that if we have not received net proceeds equal to or in excess of U.S.$1.0 billion from the issuance of Equity Securities during the period from September 30, 2010 to (and including) September 30, 2011, then the margin under the Financing Agreement will increase by 1.00% per annum from September 30, 2011 until the earlier of (i) the date on which we have received net proceeds from the issuance of Equity Securities equal to or in excess of U.S.$1.0 billion or (ii) February 14, 2014, which is the termination date of the Financing Agreement. If U.S.$1.0 billion of Equity Securities are not issued, participating creditors under the Financing Agreement will have the right to issue a securities demand within the securities demand notice period, requiring us to issue additional securities (assuming the requisite percentage of participating creditors have issued such securities demand), including Equity Securities and other debt securities, up to the shortfall amount.

The requirement for us to issue additional securities is subject to specified conditions, including (i) the securities being issued pursuant to documentation containing terms and conditions typical and customary for similar issuances of the same type of securities and in compliance with applicable law, and (ii) the arrangements with respect to the additional securities are reasonably satisfactory in all respects to CEMEX and any financial institutions engaged by CEMEX for such issuance in light of prevailing market conditions and such arrangements were not objected to by a majority of the participating creditors under the Financing Agreement.

On November 11, 2009, we launched an exchange offer in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act, directed to holders of CBs maturing on or before December 31, 2012, in order to exchange such CBs for mandatory convertible securities of CEMEX, S.A.B. de C.V., or the Mandatory Convertible Securities. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders’ meeting, the conversion price for the Mandatory Convertible Securities is approximately Ps22.12 (402.3552 CPOs per Ps8,900 of principal amount of Mandatory Convertible Securities), as of the date hereof. Under MFRS, the Mandatory Convertible Securities represent a combined instrument with liability and equity components. The liability component, approximately Ps1,994 million as of December 31, 2010, corresponds to the net present value of interest payments due under the Mandatory Convertible Securities, assuming no early conversion, and was recognized under “Other Financial Obligations” in our balance sheet. The equity component, approximately Ps1,971 million as of December 31, 2010, represents the difference between principal amount and the liability component and was recognized within “Other equity reserves” net of commissions in our balance sheet.

From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements, including bank loans, credit facilities, sale-leaseback transactions, forward contracts, forward lending facilities and equity swap transactions. Additionally, we and our subsidiaries have issued notes, commercial paper, bonds, preferred equity and puttable capital securities.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. CEMEX México, our principal Mexican subsidiary and indirect owner of our international operations, has indebtedness or has provided guarantees of our indebtedness, including under the Financing Agreement and the Senior Secured Notes, but excluding under the perpetual debentures, in the amount of approximately U.S.$14,737 million (Ps182,150 million) as of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments. CEMEX España, a holding company for most of our international operations outside Mexico and our main operating subsidiary in Spain, has indebtedness or has provided guarantees of our indebtedness, including under the Financing Agreement, the Senior Secured Notes and the CEMEX España Euro Notes, but excluding the perpetual debentures, in the amount of approximately U.S.$15,171 million (Ps187,511 million) as of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2010, we had U.S.$807 million in outstanding receivables subject to financing facilities, which consisted of four securitization programs and had, as of such date, an aggregate funded amount of U.S.$539 million. Our securitization program in Spain, which had a funded amount of U.S.$117 million as of December 31, 2010, is scheduled to mature on May 11, 2011. On May 19, 2010, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts, replacing our prior program that was scheduled to mature in 2010. As of December 31, 2010, we had U.S.$231 million in funded amounts under this program. The scheduled maturity for the securitization program in France, which has a funded amount of U.S.$57 million as of December 31, 2010, was extended to September 30, 2011. The securitization program in Mexico, with a funded amount of U.S.$134 million at December 31, 2010, expires on December 29, 2011. We cannot ensure that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The global stock and credit markets in the last two years have experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. This volatility and illiquidity has materially and adversely affected a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets being most seriously affected. The disruptions in the financial and credit markets may continue to adversely affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If the current pressures on credit continue or worsen, and alternative sources of financing continue to be limited, we may be dependent on the issuance of equity and convertible debt securities as a source to repay our existing indebtedness, including meeting amortization requirements under the Financing Agreement. On September 28, 2009, we sold a total of 1,495 million CPOs, directly or in the form of ADSs, in a global offering for approximately U.S.$1,782 million in net proceeds. On December 10, 2009, we issued approximately Ps4.1 billion in Mandatory Convertible Securities in exchange for CBs. On December 14, 2009, we closed the offerings of U.S.$1,250 million aggregate principal amount of 9.50% Dollar-denominated Notes and €350 million aggregate principal amount of 9.625% Euro-denominated Notes, and on January 19, 2010, we closed the offering of U.S.$500 million additional aggregate principal amount of the 9.50% Dollar-denominated Notes. On March 30, 2010, we closed the offering of U.S.$715 million aggregate principal amount of the Optional Convertible Subordinated Notes. On May 12, 2010, our subsidiary, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-denominated Notes, and €115,346,000 aggregate principal amount of its 8.875% Euro-denominated Notes in exchange for a majority in principal amount of our then outstanding perpetual debentures. On January 11, 2011, we closed the offering of U.S.$1 billion aggregate principal amount of the January 2011 Notes. On March 4 2011, we closed the 2011 Private Exchange. However, conditions in the capital markets have been such that traditional sources of capital, including equity capital, from time to time have not been available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional equity capital at all or on terms that are favorable. See “Risk Factors — Risks Relating to our Business — We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.”

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Financing Activities

As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, we had approximately U.S.$16,827 million of total outstanding debt, not including approximately U.S.$1,320 million of the perpetual debentures issued by special purpose vehicles (without giving effect to the 2011 Private Exchange), which are not accounted for as debt under MFRS but are considered to be debt for purposes of U.S. GAAP. Our financing activities through December 31, 2009 are described in our previous annual report on Form 20-F. The following is a description of our financings in 2010:

•

On December 22, 2010, the required lenders and our major creditors under the Financing Agreement consented to extend the CB Prepayment Period so that we are permitted to allocate proceeds from the offering of the January 2011 Notes to a CB reserve to be used to repay, prepay or early redeem the January 2012 CBs.

•	On December 15, 2010, we made a voluntary prepayment of U.S.$100 million to reduce the principal amount due under the Financing Agreement.

•

On October 25, 2010, the required lenders and our major creditors under the Financing Agreement consented to amendments that will provide us with increased flexibility in relation to our activities going forward and that we believe will assist us in refinancing existing financial indebtedness and reducing leverage.

•

On June 17, 2010, we announced the exercise of our call option with respect to certain CBs otherwise maturing in March 2011 for an aggregate principal amount of approximately Ps 1.4 billion (U.S.$110 million).

•

On June 2, 2010, we announced the early payment of approximately Ps2.6 billion (approximately U.S.$202 million) in CBs, following a public cash tender offer in Mexico to redeem outstanding CBs for up to approximately Ps6.1 billion (approximately U.S.$467 million).

•

On May 12, 2010, our subsidiary, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-denominated Notes, and €115,346,000 aggregate principal amount of its 8.875% Euro-denominated Notes in exchange for a majority in principal amount of our then outstanding perpetual debentures.

•

On April 5, 2010, we commenced an exchange offer and consent solicitation directed to the holders of the 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures, 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures, 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures and 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures. Pursuant to the terms of the 2010 Exchange Offer, we offered the holders of each series of the perpetual debentures May 2010 Notes in exchange for their U.S. Dollar-denominated and Euro-denominated perpetual debentures, in private placement transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act.

•

On March 30, 2010, we closed the offering of U.S.$715 million of the Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act.

•

On January 19, 2010, our subsidiary, CEMEX Finance LLC, issued an additional U.S.$500 million aggregate principal amount of its 9.50% Dollar-denominated Notes, which were originally issued on December 14, 2009 in the amount of U.S.$1,250 million, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

For a description of our financing activities after December 31, 2010, see “Summary — Recent Developments Relating to Our Indebtedness.”

Our Equity Forward Arrangements

In connection with the sale of CPOs of AXTEL (note 9A to our consolidated financial statements) and in order to maintain exposure to changes in the price of such entity, in March 2008, CEMEX entered into a forward contract to be settled in cash over the price of 119 million CPOs of AXTEL (59.5 million CPOs with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, CEMEX instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of AXTEL until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. Changes in the fair value of this instrument generated a loss of approximately U.S.$43 million (Ps545 million) in 2010, a gain of approximately U.S.$32 million (Ps435 million) in 2009 and a loss of approximately U.S.$196 million (Ps2,197 million) in 2008.

Our Perpetual Debentures

As of December 31, 2008, 2009 and 2010 non-controlling interest stockholders’ equity included approximately U.S.$3,020 million (Ps41,495 million), U.S.$3,045 million (Ps39,859 million) and U.S.$1,320 million (Ps16,310 million), respectively, representing the principal amount of perpetual debentures. These debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, these debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under MFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the debentures do not have any maturity date, meaning that they were issued to perpetuity, and we have the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments for accounting purposes under MFRS was made under applicable International Financial Reporting Standards, or IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the perpetual debentures, are included within “Other equity reserves” and represented expenses of approximately Ps1,624 million in 2010, Ps2,704 million in 2009 and Ps2,596 million in 2008. The different SPVs were established solely for purposes of issuing the perpetual debentures and are included in our consolidated financial statements. As of December 31, 2010, our perpetual debentures were as follows:

Issuer	Issuance Date	Nominal Amount	Nominal Amount Outstanding as of December 31, 2010 (in millions)	Repurchase Option	Interest Rate
		(in millions)
C5 Capital (SPV) Ltd.	December 2006	U.S.$350	U.S.$146.9	Fifth anniversary	6.196%
C8 Capital (SPV) Ltd.	February 2007	U.S.$750	U.S.$368.9	Eighth anniversary	6.640%
C10 Capital (SPV) Ltd.	December 2006	U.S.$900	U.S.$448.9	Tenth anniversary	6.722%
C10-EUR Capital (SPV) Ltd.	May 2007	€730	€$266.1	Tenth anniversary	6.277%

For a description of the 2011 Private Exchange, see “Summary — Recent Developments Relating to Our Indebtedness.”

Under U.S. GAAP, these perpetual debentures are recognized as debt and interest payments are included as financing expense, as part of the comprehensive financial result in the income statement.

As described below and in note 16D to our financial statements, there have been derivative instruments associated with the debentures issued by C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited through which we have changed the risk profile associated with interest rates and foreign exchange rates in respect of these debentures. In order to eliminate our exposure to Yen and to Yen interest rates, on May 22, 2009, we delivered the required notices under the documentation governing the dual-currency notes and the related perpetual debentures, informing debenture holders our decision to exercise our right to defer by one day the scheduled interest payment otherwise due and payable on June 30, 2009. As a result, during July 2009, the interest rate on the dual-currency notes converted from a Yen floating rate into a Dollar or Euro fixed rate, as applicable, as of June 30, 2009, and the associated Yen cross-currency swap derivatives were unwound, and the notes trustees received approximately U.S.$94 million that are being used to pay future coupons on the perpetual debentures, as adjusted by the 2010 Exchange Offer.

Our Receivables Financing Arrangements

Our subsidiaries in Spain, the United States, Mexico and France have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 5 and 6 to our consolidated financial statements. The balances of receivables sold pursuant to these securitization programs as of December 31, 2008, 2009 and 2010 were Ps14,667 million (U.S.$1,068 million), Ps9,624 million (U.S.$735 million) and Ps9,968 million (U.S.$807 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements as financial expense and were approximately Ps656 million (U.S.$58 million) in 2008, Ps645 million (U.S.$47 million) in 2009 and Ps368 million (U.S.$29 million) in 2010. The proceeds obtained through these programs have been used primarily to reduce net debt. On July 31, 2010, the securitization program in France was extended until September 30, 2011. On May 19, 2010, we entered into a one-year accounts receivable securitization program for our U.S. operations for up to U.S.$300 million in funded amounts, replacing our prior program.

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with our 2008, 2009 and 2010 annual shareholders’ meetings held on April 23, 2009, April 29, 2010 and February 24, 2011, no stock repurchase program was proposed between April 2009 and April 2010, between April 2010 and April 2011 and between February 2011 and February 2012, respectively. In connection with our 2010 annual shareholders’ meeting held on February 24, 2011, no stock repurchase program was proposed. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Financing Agreement.

Research and Development, Patents and Licenses, etc.

Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology is responsible for developing new products for our cement and ready-mix concrete businesses that respond to our clients’ needs. The department of the Vice President of Energy has the responsibility for developing new processes, equipment and methods to optimize operational efficiencies and reduce our costs. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Other products have also been developed to provide our customers a better and broader offering of products in a sustainable manner. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

We have 10 laboratories dedicated to our R&D efforts. Nine of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in information technology and energy management. We have several patent registrations and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different materials used in the construction industry and the production processes related to them, as well as processes to improve our use of alternative fuels and raw materials.

Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately four years.

In 2008, 2009 and 2010, the combined total expense of the departments of the Vice President of Energy and the Vice President of Technology, which includes R&D activities, amounted to approximately Ps348 million (U.S.$31 million), Ps408 million (U.S.$30 million) and Ps519 million (U.S.$41 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The Financing Agreement

On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15.1 billion in syndicated and bilateral bank facilities and private placement obligations, providing for a semi-annual amortization schedule, with a final amortization payment of approximately U.S.$6.8 billion on February 14, 2014, based on prevailing exchange rates as of December 31, 2010.

The Financing Agreement, as amended on December 1, 2009, March 18, 2010 and October 25, 2010, requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense of not less than (i) 1.75:1 for each semi-annual period beginning on June 30, 2010 through the period ending December 31, 2012 and (ii) 2.00:1 for the remaining semi-annual periods to December 31, 2013. In addition, the Financing Agreement allows us a maximum consolidated leverage ratio of total debt (including the perpetual debentures) to EBITDA for each semi-annual period of 7.75:1 for the period beginning June 30, 2010 and ending June 30, 2011, decreasing to 7.00:1 for the period ending December 31, 2011, and decreasing gradually thereafter for subsequent semi-annual periods to 4.25:1 for the period ending December 31, 2013. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets.

The Financing Agreement provides that if we have not received net proceeds equal to or in excess of U.S.$1.0 billion from the issuance of Equity Securities during the period from September 30, 2010 to (and including) September 30, 2011, then the margin under the Financing Agreement will increase by 1.00% per annum from September 30, 2011 until the earlier of (i) the date on which we have received net proceeds from the issuance of Equity Securities equal to or in excess of U.S.$1.0 billion or (ii) February 14, 2014, which is the termination date of the Financing Agreement. If U.S.$1.0 billion of Equity Securities are not issued, participating creditors under the Financing Agreement will have the right to issue a securities demand within the securities demand notice period, requiring us to issue additional securities (assuming the requisite percentage of participating creditors have issued such securities demand), including Equity Securities and other debt securities, up to the shortfall amount.

The requirement for us to issue additional securities is subject to specified conditions, including (i) the securities being issued pursuant to documentation containing terms and conditions typical and customary for similar issuances of the same type of securities and in compliance with applicable law, and (ii) the arrangements with respect to the additional securities are reasonably satisfactory in all respects to CEMEX and any financial institutions engaged by CEMEX for such issuance in light of prevailing market conditions and such arrangements were not objected to by a majority of the participating creditors under the Financing Agreement.

The Mandatory Convertible Securities

On December 10, 2009, we issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Securities, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Securities are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2010 shareholders’ meeting, the conversion ratio for the Mandatory Convertible Securities as of the date hereof is 402.3552 CPOs per Ps8,900 of principal amount of Mandatory Convertible Securities.

The 9.50% Senior Secured Notes due 2016 and the 9.625% Senior Secured Notes due 2016

On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1,250 million aggregate principal amount of the 9.50% Dollar-denominated Notes, and €350 million aggregate principal amount of the 9.625% Euro-denominated Notes. On January 19, 2010, our subsidiary, CEMEX Finance LLC, issued an additional U.S.$500 million aggregate principal amount of the 9.50% Dollar-denominated Notes. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, CEMEX Corp., CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the 9.50% Dollar-denominated Notes and the 9.625% Euro-denominated Notes on a senior basis.

The 4.875% Convertible Subordinated Notes due 2015

On March 30, 2010, we closed the offering of U.S.$715 million of our 4.875% Convertible Subordinated Notes due 2015, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate has been adjusted to 79.5410 ADSs per U.S.$1,000 principal amount of Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2010 annual shareholders’ meeting.

The 9.25% Senior Secured Notes due 2020 and the 8.875% Senior Secured Notes due 2017

On May 12, 2010, our subsidiary CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of the 9.25% Dollar-denominated Notes and €115,346,000 aggregate principal amount of the 8.875% Euro-denominated Notes, in exchange for a majority in principal amount of our then outstanding perpetual debentures, pursuant to the 2010 Exchange Offer, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued U.S.$125,331,000 aggregate principal amount of the Additional 2020 Notes in exchange for €119,350,000 aggregate principal amount of 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C-10 EUR Capital (SPV) Limited pursuant to a private exchange. The exchange was effected in reliance upon the exemption from U.S. securities law registration provided by Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México and New Sunward have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the 9.25% Dollar-denominated Notes, including the Additional 2020 Notes, and the 8.875% Euro-denominated Notes on a senior basis. The payment of principal, interest and premium, if any, on the 9.25% Dollar-denominated Notes and the 8.875% Euro-denominated Notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

The 9.000% Senior Secured Notes due 2018

On January 11, 2011, we closed the offering of U.S.$1.0 billion aggregate principal amount of 9.000% Senior Secured Notes due 2018, in a transaction exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The payment of principal, interest and premium, if any, on the 9.000% Senior Secured Notes are fully and unconditionally guaranteed by CEMEX México, New Sunward and CEMEX España. The 9.000% Senior Secured Notes are secured by a first-priority security interest over the Collateral and all proceeds of such Collateral. The 9.000% Senior Secured Notes were issued at a price of U.S.$99.364 per U.S.$100 principal amount plus accrued interest from January 11, 2011. The net proceeds from the offering, approximately U.S.$981 million, were used for general corporate purposes including repayment of indebtedness, including indebtedness under the Financing Agreement.

The Senior Secured Notes Indentures impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

Commercial Commitments

As of December 31, 2009 and 2010, we had commitments for the purchase of raw materials for an approximate amount of U.S.$172 million and U.S.$288 million, respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and Acciona, S.A., or Acciona, a Spanish company, formed an alliance to develop a wind farm project, which was named EURUS, for the generation of 250 Megawatts in the Mexican state of Oaxaca. CEMEX acted as sponsor of the project, and ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA establish that CEMEX’s plants in Mexico should acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity.

In 1999, CEMEX entered into an agreement with an international partnership, which built and operated an electrical energy generating plant in Mexico called “Termoeléctrica del Golfo,” or TEG. In 2007, another international company replaced the original operator. The agreement established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. In addition, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos, which terminates in 2024. With the change of the operator in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the agreement, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2008, 2009 and 2010, the power plant has supplied approximately 60%, 74% and 73%, respectively, of CEMEX’s overall electricity needs during such years for its cement plants in Mexico.

In March 1998, we entered into a 20-year contract with PEMEX providing that PEMEX’s refinery in Cadereyta would supply us with 0.9 million tons of petcoke per year, commencing in 2003. In July 1999, we entered into a second 20-year contract with PEMEX providing that PEMEX’s refinery in Madero would supply us with 0.85 million tons of petcoke per year, commencing in 2002. We expect the PEMEX petcoke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout their 20-year terms (which expire in July 2023 for the Cadereyta refinery contract and October 2022 for the Madero refinery contract).

Contractual Obligations

As of December 31, 2009 and 2010, we had the following material contractual obligations:

	2009		2010
Obligations	Total		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Dollars)
Long-term debt	US $	15,851	407	1,160	10,500	4,289	16,356
Capital lease obligation		15	2	2	1	1	6

Total long-term debt and capital lease obligation (1)		15,866	409	1,162	10,501	4,290	16,362
Operating leases(2)		920	199	297	124	111	731
Interest payments on debt(3)		5,144	964	2,131	1,068	454	4,617
Pension plans and other benefits(4)		1,670	154	306	306	813	1,579

Total contractual obligations(5)	US $	23,600	1,726	3,896	11,999	5,668	23,289

Total contractual obligations (Pesos)	Ps	308,924	21,333	48,155	148,308	70,056	287,852

(1)	The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of similar nature.
(2)	The amounts of operating leases have been determined on the basis of nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which we are required to make annual rental payments plus the payment of certain operating expenses. Rental expense was approximately U.S.$198 million (Ps2.2 billion), U.S.$243 million (Ps3.3 billion) and U.S.$199 million (Ps2.5 billion), in 2008, 2009 and 2010, respectively.
(3)	For purposes of determining future estimated interest payments on our floating rate debt, we used the interest rates in effect as of December 31, 2009 and 2010.
(4)	Amounts relating to planned funding of pensions and other post-retirement benefits represent estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. Dollars at the effective exchange rates as of December 31, 2009 and 2010. Future payments include the estimate of new retirees during such future years. See note 14 to our consolidated financial statements.
(5)	Excludes our contractual obligation to acquire Ready Mix USA’s interests in two joint ventures between CEMEX and Ready Mix USA pursuant to the exercise of a put option by Ready Mix USA. See note 9A to our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

CEMEX Venezuela

As of and for the periods ended December 31, 2007 and July 31, 2008, measured in Pesos, our Venezuelan operations accounted for approximately 2.9% and 3.0% of our consolidated revenues, respectively, and 2.1% at the end of both periods of our consolidated total assets. In the event our affiliates receive compensation as a result of proceedings they have initiated against Venezuela for the expropriation of their investment in CEMEX Venezuela, it is expected that the award of such relief will enable us to reduce consolidated debt and/or to expand total installed capacity. Accordingly, we believe that the expropriation of our affiliates’ investment in CEMEX Venezuela will not have a material impact on our consolidated financial position, liquidity or results of operations. At the present time, however, it is not possible to predict the timing or amount of any award of restitution and/or compensation, the extent to which any order of restitution can be enforced, or the extent to which any monetary relief can be collected following an award. Until restitution and/or compensation is received, we will be negatively affected, although we do not expect such negative effect to be significant in light of our overall consolidated financial position.

We consolidated the income statement of CEMEX Venezuela in our results of operations for the seven-month period ended July 31, 2008. For balance sheet purposes, as of December 31, 2008, our investment in Venezuela was presented within “Other investments and non current accounts receivable.” As of December 31, 2009 and 2010, the net book value of our investment in Venezuela was approximately Ps6,147 million and Ps6,203 million, respectively, corresponding to the interest of our affiliates of approximately 75.7%.

See note 11A to our consolidated financial statements.

See “Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2008, 2009 and 2010, we had a net loss from financial instruments of approximately Ps15,172 million, Ps2,127 million and Ps956 million, respectively.

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2010, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 12C to our consolidated financial statements), which we finalized during April 2009. The Financing Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we can not assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At December 31, 2009		At December 31, 2010		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of Dollars)
Equity forward contracts	54	54	53	15	October 2011
Other forward contracts	55	1	16	1	October 2010
Other Equity Derivatives	860	(79)	1,575	(71)	April 2015
Derivatives related to energy	202	27	196	35	September 2022

Our Equity Derivative Forward Contracts. In connection with the sale of shares of AXTEL (see note 12C to our consolidated financial statements) and in order to benefit from a future increase in the prices of such entity, on March 31, 2008, CEMEX entered into a forward contract with cash settlement over the price of 119 million CPOs of AXTEL. The fair value of such contract as of December 31, 2010, was a gain of approximately U.S.$15 million (Ps185 million). Changes in the fair value of this instrument generated a loss in the 2010 income statement of approximately U.S.$43 million (Ps545 million). Fifty percent of the notional amount of this forward contract matures October 2011 and the remainder matures April 2012.

Our Other Forward Contracts. During 2008, CEMEX negotiated a forward contract over the TRI of the Mexican Stock Exchange, maturing in October 2009 through which CEMEX maintains exposure to increases or decreases of such index. At maturity in 2009, CEMEX renegotiated this contract and extended its maturity until October 2010 and subsequently further extended it until October 2011. During 2010, changes in the fair value of this instrument generated a gain in the income statement of approximately U.S.$5 million (Ps63 million). See note 12C to our consolidated financial statements.

Our Other Equity Derivative Contracts. These derivatives are described as options over the CPO price. In June 2008, CEMEX entered into a structured transaction, under which it issued debt for U.S.$500 million (Ps6,870 million) paying an interest expense of LIBOR plus 132.5 bps., which includes options over the price of CEMEX’s ADSs. In case the ADS price exceeds U.S.$30.4, the net interest rate under the issuance is considered to be zero. This rate increases as the price of the share decreases, with a maximum rate of 12% when the ADS price is below approximately U.S.$20.50, after adjustments made as of December 31, 2010. CEMEX measures the option over the price of the ADS at fair value, recognizing the amount in the income statement. The fair value of such contract, as of December 31, 2010, was a loss of approximately U.S.$71 million (Ps878 million), including a deposit in margin accounts of U.S.$105 million (Ps1,298 million), which is presented net within liabilities as a result of an offsetting agreement with the counterparty. See note 12C to our consolidated financial statements.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38 million. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38 million, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. Dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options initially gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of U.S.$2.8660 Dollars per CPO (120% of the initial CPO price in Dollars). If the value of the assets held in the trust (32.1 million CPOs and the securities that track the performance of the Mexican Stock Exchange) are insufficient to cover the obligations of the trust, a guarantee will be triggered and CEMEX, S.A.B. de C.V. will be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between U.S.$2.8660 Dollars and the market value of the assets of the trust. The purchase price per CPO in Dollars and the corresponding number of CPOs under this transaction are subject to dividend adjustments. After giving effect to the dividend adjustments as of December 31, 2010, the number of CPOs subject to this transaction is 125.6 million and the price has been adjusted to U.S.$2.8660 per CPO. As of December 31, 2010, this item includes a nominal amount of approximately U.S.$360 million in relation to the guarantee granted by CEMEX, S.A.B. de C.V. The fair value of such contact as of December 31, 2010 was a loss of approximately U.S.$95 million (Ps1,174 million), an amount that was recognized as a provision against the income statement within “Results from financial instruments,” including a deposit in margin accounts of U.S.$55 million (Ps680 million).

Our Capped Call Transaction. On March 30, 2010, in connection with the offering of the Optional Convertible Subordinated Notes, we entered into a capped call transaction with an affiliate of Citigroup Global Markets Inc., the sole global coordinator and sole structuring agent of the Optional Convertible Subordinated Notes. The capped call transaction covers, subject to customary anti-dilution adjustments, approximately 54.7 million ADSs. The capped call transaction was designed to effectively increase the conversion price of the Optional Convertible Subordinated Notes for CEMEX. The capped call transaction had a cap price 80% higher than the closing price of our ADSs on March 24, 2010 (the pricing date for the Optional Convertible Subordinated Notes) and will be cash-settled. Because the capped call transaction is cash-settled, it does not provide an offset to any ADSs we may deliver to holders upon conversion of the Optional Convertible Subordinated Notes. The fair value of such contract as of December 31, 2010 represented an asset of approximately U.S.$95 million (Ps1,174 million). During 2010, the changes in the fair value of this instrument generated a loss of approximately U.S.$11 million (Ps139 million). This result was recognized in earnings for the year ended December 31, 2010.

Our Derivatives Related to Energy Projects. As of December 31, 2010, we had an interest rate swap maturing in September 2022, for notional amounts of U.S.$196 million, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBOR and receive a 5.4% fixed rate until maturity in September 2022. As of December 31, 2010 the fair value of the swap represented an asset of U.S.$35 million (Ps433 million), the change in the fair value of this instrument generated a gain of approximately U.S.$9 million (Ps114 million). Changes in fair value of these contracts were recognized in earnings during the respective period. See note 12C part I to our consolidated financial statements.

Our Derivative Instruments Related to Perpetual Equity Instruments. In connection with the issuance of the debentures by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited in December 2006 described above, pursuant to which we pay a fixed Dollar rate of 6.196% on a notional amount of U.S.$350 million and a fixed Dollar rate of 6.722% on a notional amount of U.S.$900 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$350 million notional amount five-year cross-currency swap, pursuant to which we received a fixed rate in Dollars of 6.196% of the notional amount and paid six-month Yen LIBOR multiplied by a factor of 4.3531, and a U.S.$900 million notional amount ten-year cross-currency swap, pursuant to which we received a fixed rate in Dollars of 6.722% of the notional amount and paid six-month Yen

LIBOR multiplied by a factor of 3.3878. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures were extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for a notional amount of U.S.$89 million, under which we paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the income statement as part of the comprehensive financing result.

In connection with the issuance of the debentures by C8 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in February and May 2007 described above, pursuant to which we pay a fixed Dollar rate of 6.640% on a notional amount of U.S.$750 million and a fixed Euro rate of 6.277% on a notional amount of €730 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars and Euros to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$750 million notional amount eight-year cross-currency swap, pursuant to which we received a fixed rate in Dollars of 6.640% of the notional amount and paid six-month Yen LIBOR multiplied by a factor of 3.55248, and a €730 million notional amount ten-year cross-currency swap, pursuant to which we received a fixed rate in Euros of 6.277% of the notional amount and paid twelve-month Yen LIBOR multiplied by a factor of 3.1037. Each cross-currency swap included an extinguishable swap, which provided that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for notional amounts of U.S.$273 million, under which CEMEX paid Dollars and received payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures were recognized in the income statement as part of the comprehensive financing result.

During 2009, we terminated all the above-described derivative instruments related to the perpetual debentures.

Our Inactive Derivative Instruments. In order to eliminate the derivative instrument portfolio exposure to fluctuations in the foreign exchange rate of the Mexican Peso against foreign currencies and to the price drop of CEMEX’s ADSs and CPOs, and considering contractual limitations to extinguish contracts before their maturity date, between October 14 and 16, 2008, CEMEX contracted new derivative instruments with the same counterparties. These instruments represented the opposite position to the original derivative instruments, effectively offsetting the volatility of these instruments in the income statement. As of December 31, 2008, derivative instruments involved in the restructuring are disclosed as inactive positions and their valuation effects are presented within “Other financial obligations” in the balance sheet and represented a net liability of U.S.$385 million (Ps5,290 million).

As of December 31, 2009 and 2010, CEMEX had no inactive positions in its derivative portfolio. As of December 31, 2008, inactive derivative instruments are presented as follows:

	2008
	Notional amount*		Fair value
	(in millions of Dollars)
Short-term Cross-currency Swaps (“CCS”) original derivative position(1)	U.S.$	460	(48)
Short-term CCS offsetting derivative position		460	18
Long-term CCS original derivative position(2)		1,299	(257)
Long-term CCS offsetting derivative position		1,299	58

Original CCS net of its offsetting derivative position			(229)
Deposit in margin accounts			126

Fair value of CCS, net of margin account deposit			(103)
Short-term foreign exchange forward contracts original position(3)		2,616	(599)
Short-term foreign exchange forward contracts original position		2,616	270
Long-term foreign exchange forward contracts original position(4)		110	(30)
Long-term foreign exchange forward contracts net offsetting position		110	15

Original foreign exchange forward contract, net of its offsetting position			(344)
Deposit in margin accounts			72

Fair value of foreign exchange forward contracts, net of margin account deposit			(272)

CCS related to original debt position(5)		900	2
Forward contracts related to new offsetting debt position		900	(12)

Original CCS net of its forward contract offsetting debt position			(10)

Total	U.S.$		(385)

*	Notional amounts of original derivative positions and net offsetting derivative positions are not cumulative, considering that the effects of an instrument are proportionally inverse to the effect of other instrument, therefore, eliminated.
(1)	The original derivative position refers to short-term CCS that exchanged Ps4,938 million for U.S.$460 million, receiving an average rate of 9.0% in Mexican Pesos and paying a rate of 2.3% in Dollars, whose scheduled maturity was in May 2009.
(2)	The original derivative position refers to long-term CCS that exchanged Ps628 million Unidades de Inversión, or UDIs, and Ps11,450 million for U.S.$1,299 million, receiving an average rate of 4.0% in UDIs and 8.9% in Pesos, and paying a rate of 1.8% in Dollars, whose last scheduled maturity was in November 2017.
(3)	The original derivative position refers to short-term foreign exchange with a notional amount of U.S.$1,759 million of Peso/Euro contracts and U.S.$857 million of Peso/Dollar contracts, whose last scheduled maturity was in September 2009 related to the hedges of some foreign investments.
(4)	The original derivative position refers to foreign exchange forward contracts for a notional amount of U.S.$110 million, related, as in the paragraph above, to hedges of stockholders’ equity. They related to forward Peso/Euro contracts, whose last maturity was in January 2010.
(5)	The original derivative position refers to CCS with maturity in June 2011 which exchanged Dollar per Japanese Yen, receiving a rate in Dollars of 2.8113% and paying a rate in Japanese Yen of 1.005%.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2010. See note 12A to our consolidated financial statements. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2010. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2010 and is summarized as follows:

Long-Term Debt(1)	Expected maturity dates as of December 31, 2010
	2011	2012	2013	2014	After 2015	Total	Fair Value
Variable rate	313	1,008	2,262	6,472	14	10,069	10,039
Average interest rate	4.44%	6.38%	7.27%	5.54%	6.39%
Fixed rate	96	155	152	1,615	4,275	6,294	6,271
Average interest rate	8.29%	8.24%	9.16%	9.29%	5.98%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2009 does not include the perpetual debentures for an aggregate amount of U.S.$1,320 million (approximately Ps16,310 million), issued by consolidated entities. See note 16D to our consolidated financial statements.

As of December 31, 2010, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2010, 62% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 418 basis points.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2010, approximately 23% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 17% in the United States, 4% in Spain, 8% in the United Kingdom, 7% in Germany, 7% in France, 7% in our Rest of Europe geographic segment, 11% in South America, Central America and the Caribbean, 8% in Africa and the Middle East, 4% in Asia and 4% from other regions and our cement and clinker trading activities. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes, (2) the 2011 Prepayments, and (3) the 2011 Private Exchange, our debt amounted to Ps209,528 million (approximately U.S.$16,953 million), of which approximately 71% was Dollar-denominated, 5% was Peso-denominated, 24% was Euro-denominated, and immaterial amounts were denominated in other currencies, without including approximately U.S.$1,160 million (Ps14,342 million) of notes issued in connection with our perpetual debentures; therefore, we had a foreign currency exposure arising from the Dollar-denominated debt, and the Euro-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See “— Liquidity and Capital Resources — Our Indebtedness” and “Risk Factors — Risks Relating to our Business — We have to service our Dollar-denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar-denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.” In addition, as of December 31, 2010, our Euro-denominated debt, after giving pro forma effect to (1) the issuance of the January 2011 Notes, (2) the 2011 Prepayments, and (3) the 2011 Private Exchange, represented approximately 24% of our total debt, not including approximately €147 million aggregate principal amount of the 6.277% Perpetual Debentures outstanding after the completion of the 2010 Exchange Offer and the 2011 Private Exchange. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain and the Rest of Europe to service these obligations. As of December 31, 2010, all cross-currency swaps had been settled.

Equity Risk. As described above, we have entered into equity forward contracts on AXTEL CPOs. Upon liquidation, the equity forward contracts provide cash settlement and the effects are recognized in the income statement. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of AXTEL CPOs would be a loss of approximately U.S.$7 million (Ps87 million).

In addition, we have entered into forward contracts on the TRI of the Mexican Stock Exchange through which we maintain exposure to changes of such index, until maturity in October 2011. Upon liquidation, these forward contracts provide a cash settlement of the estimated fair value and the effects are recognized in the income statement. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the TRI of the Mexican Stock Exchange.

As of December 31, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index would be a loss of approximately U.S.$1 million (Ps12 million).

As of December 31, 2010, we were subject to the volatility of the market price of the CPOs in relation to our options over the CPO price and our put option transactions on the CPOs, as described in “— Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Other Equity Derivative Contracts.” A decrease in the market price of the CPOs may adversely affect our result from financial instruments and our net income.

As of December 31, 2010, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of the CPOs would be a loss of approximately U.S.$31 million (Ps383 million).

In connection with the offering of the Optional Convertible Subordinated Notes issued in March 2010, we entered into a capped call transaction with an affiliate of Citigroup Global Markets Inc., the sole global coordinator and sole structuring agent of the Optional Convertible Subordinated Notes. See “ — Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Capped Call Transaction.”

BUSINESS

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual shareholders’ meeting, this period was extended to the year 2100. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2010 of approximately 96.1 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 51 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 158 million tons, in each case based on our annual sales volumes in 2010. We are also one of the world’s largest traders of cement and clinker, having traded approximately 7.9 million tons of cement and clinker in 2010. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker throughout the world.

We operate globally with operations in North America, Europe, South America, Central America and the Caribbean, Africa and the Middle East and Asia. As of December 31, 2010, we had total assets of approximately Ps515 billion (U.S.$42 billion) and an equity market capitalization of approximately Ps131.8 billion (U.S.$10.7 billion).

As of December 31, 2010, our main cement production facilities were located in Mexico, the United States, Spain, the United Kingdom, Germany, Poland, Croatia, Latvia, Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Egypt, the Philippines and Thailand. As of December 31, 2010, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity.

	As of December 31, 2010
	Assets after eliminations (in billions of Pesos)	Number of cement plants	Installed cement production capacity (millions of tons per annum)
North America
Mexico	63	15	29.3
United States	220	13	17.2
Europe
Spain	50	8	11.0
United Kingdom	31	3	2.8
Germany	11	2	4.9
France	15	—	—
Rest of Europe(1)	22	6	7.0
South America, Central America and the Caribbean(2)	30	11	12.8
Africa and the Middle East(3)	15	1	5.4
Asia(4)	10	3	5.7
Cement and Clinker Trading Assets and Other Operations	48	—	—

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)

Includes our subsidiaries in Ireland, Poland, Croatia, Austria, Hungary, the Czech Republic, Latvia and other assets in the European region, and, for purposes of the columns labeled “Assets after eliminations” and

“Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2010, in a Lithuanian cement producer that operated one cement plant with annual installed capacity of 1.3 million tons of cement as of December 31, 2010.

(2)	Includes our subsidiaries in Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region.
(3)	Includes our subsidiaries in Egypt, the United Arab Emirates and Israel.
(4)	Includes our subsidiaries in the Philippines, Thailand, Malaysia, Bangladesh and other assets in the Asian region.

During the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following have been our most significant acquisitions over the last five years:

•

On July 1, 2007, we completed for accounting purposes the acquisition of 100% of the Rinker shares for a total consideration of approximately U.S.$14.2 billion (excluding the assumption of approximately U.S.$1.3 billion of Rinker’s debt). Rinker, then headquartered in Australia, was a leading international producer and supplier of materials, products and services used primarily in the construction industry, with operations primarily in the United States and Australia, and limited operations in China. Rinker operations in the United States consisted of two cement plants located in Florida with an installed capacity of 1.9 million tons of cement and 172 ready-mix concrete plants. In Australia, through its Readymix subsidiary, Rinker operated 344 operating plants including 84 quarries and sand mines, 243 concrete plants and 17 concrete pipe and product plants, as of such date. In China, through its Readymix subsidiary, Rinker operated four concrete plants in the northern cities of Tianjin and Qingdao.

•

On March 1, 2005, we completed our acquisition of RMC for a total purchase price of approximately U.S.$4.3 billion, excluding approximately U.S.$2.2 billion of assumed debt. RMC, headquartered in the United Kingdom, was one of Europe’s largest cement producers and one of the world’s largest suppliers of ready-mix concrete and aggregates, with operations in 22 countries, primarily in Europe and the United States. The assets acquired included 13 cement plants with an approximate installed capacity of 17 million tons, located in the United Kingdom, the United States, Germany, Croatia, Poland and Latvia.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations over the last five years:

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

•

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

•	On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las

Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

•

During 2008, we sold in several transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million).

•

As required by the Antitrust Division of the United States Department of Justice, pursuant to a divestiture order in connection with the Rinker acquisition, in December 2007, we sold to the Irish producer CRH plc, ready-mix concrete and aggregates plants in Arizona and Florida for approximately U.S.$250 million, of which approximately U.S.$30 million corresponded to the sale of assets from our pre-Rinker acquisition operations.

•	During 2006 we sold our 25.5% interest in the Indonesian cement producer PT Semen Gresik for approximately U.S.$346 million including dividends declared of approximately U.S.$7 million.

•

On March 2, 2006, we sold 4K Beton A/S, our Danish subsidiary, which operated 18 ready-mix concrete plants in Denmark, to Unicon A/S, a subsidiary of Cementir Group, an Italian cement producer, for approximately €22 million (approximately U.S.$29 million). As part of the transaction, we purchased from Unicon A/S two companies engaged in the ready-mix concrete and aggregates business in Poland for approximately €12 million (approximately U.S.$16 million). We received net cash proceeds of approximately €6 million (approximately U.S.$8 million), after cash and debt adjustments, from this transaction.

•

On December 22, 2005, we terminated our 50/50 joint ventures with Lafarge Asland in Spain and Portugal, which we acquired in the RMC acquisition. Under the terms of the termination agreement, Lafarge Asland received a 100% interest in both joint ventures and we received approximately U.S.$61 million in cash, as well as 29 ready-mix concrete plants and five aggregates quarries in Spain.

•

As a condition to closing the RMC acquisition, we agreed with the U.S. Federal Trade Commission, or FTC, to divest several ready-mix concrete and related assets. On August 29, 2005, we sold RMC’s operations in the Tucson, Arizona area to California Portland Cement Company for a purchase price of approximately U.S.$16 million.

•

On July 1, 2005, we and Ready Mix USA established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and 11 cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA LLC. In a separate transaction, on September 1, 2005, we sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA LLC for approximately U.S.$125 million.

On January 11, 2008, in connection with the assets acquired from Rinker, and as part of our agreements with Ready Mix USA, a privately owned ready-mix concrete producer with operations in the Southeastern United States (described below), CEMEX contributed and sold to Ready Mix USA LLC, our ready-mix concrete joint venture with Ready Mix USA (described below) certain assets located in

Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA LLC, and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA LLC, which in turn received bank loans of U.S.$135 million. Ready Mix USA LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX.

•	On April 26, 2005, we sold our 11.9% interest in the Chilean cement producer Cementos Bio Bio, S.A., for approximately U.S.$65 million.

•

On March 31, 2005, we sold our Charlevoix, Michigan and Dixon, Illinois cement plants and several distribution terminals located in the Great Lakes region to Votorantim Participações S.A., a cement company in Brazil, for approximately U.S.$413 million. The combined capacity of the two cement plants sold was approximately two million tons per year, and the operations of these plants represented approximately 9% of our U.S. operations’ operating cash flow for the year ended December 31, 2004.

In connection with our ongoing efforts to strengthen our capital structure and regain financial flexibility, we began a process aimed at divesting several assets management regards as non-core. In addition to our 2008 sales of our Canary Islands and Italian operations, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, in June 2009, our Australian operations in October 2009, and we are currently engaged in marketing for sale additional assets in our portfolio, which we do not consider strategic.

Our Production Processes

Our Production Processes

Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Mortar is the mixture of cement with finely ground limestone, and ready-mix concrete is the mixture of cement with sand, gravel or other aggregates and water.

Aggregates are naturally occurring sand and gravel or crushed stone such as granite, limestone and sandstone. Aggregates are used to produce ready-mix concrete, roadstone, concrete products, lime, cement and mortar for the construction industry, and are obtained from land based sources such as sand and gravel pits and rock quarries or by dredging marine deposits.

Cement Production Process

We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement.

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2010, 58 of our 62 operative production plants used the dry process, four used the wet process. Our operative production plants that use the wet process are located in Colombia, Nicaragua, and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement.

Ready-Mix Concrete Production Process

Ready-mix concrete is a combination of cement, fine and coarse aggregates, and admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time). The concrete hardens due to the chemical reaction when water is added to the mix, filling voids in the mixture and turning it into a solid mass.

User Base

Cement is the primary building material in the industrial and residential construction sectors of most of the markets in which we operate. The lack of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in roadbuilding activity, asphalt producers and concrete product producers.

Our Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that vertical integration brings us closer to the end consumer. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In less than 20 years, we have evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing deficits, where we have substantial market share and benefit from competitive advantages. We believe that some of our principal markets (particularly the United States, Mexico, Colombia, Central America, Eastern Europe, Egypt and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in the U.S., Spain and Italy and our October 1, 2009 disposal of our operations in Australia.

Provide our customers with the best value proposition

We want CEMEX to be the supplier of choice for our customers, whether global construction firms or individuals building their family’s first home. We want to provide them with the most efficient and effective building solutions for their construction project, large or small. We seek a clear understanding of what they require to meet their needs.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. For example, by directly bidding for, and managing the implementation of, concrete pavement projects, we are consolidating our leadership position in the infrastructure segment in Mexico. These concrete pavement projects include the refurbishment of major highways in Mexico, and in urban areas, such as Tijuana and Mexico City, among others.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have consistently demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall cement production related costs and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We also implemented several worldwide standard platforms as part of this process. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to reduce costs. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others. Our cost-reduction program has helped further streamline our businesses and, in important markets, such as the United States, we have made a concerted effort to structure our asset portfolio to better capture any potential upturn in demand through optimized processes, streamlined cost structures and efficient management systems.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our ability to import to the United States.

Our industry relies heavily on natural resources and energy, and we use cutting-edge technology to increase energy efficiency, reduce carbon dioxide emissions and optimize our use of raw materials and water. We are committed to measuring, monitoring and improving our environmental performance. In the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality, such as a reduction of carbon dioxide emissions, an increased use of alternative fuels to reduce our reliance on primary fuels, an increased number of sites with local environmental impact plans in place and the use of alternative raw materials in our cement.

Strengthen our capital structure and regain our financial flexibility

In light of the current global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt, improving cash flow generation and extending maturities. This ongoing effort includes the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the Financing Agreement. The Financing Agreement extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations and provides for a semi-annual amortization schedule, with a final maturity of approximately U.S.$6.8 billion on February 14, 2014, as of December 31, 2010. We have since then successfully completed several capital markets transactions, including: (i) in September 2009, the sale of a total of 1,495 million CPOs, directly or in the form of ADSs in a global offering for approximately U.S.$1.8 billion in net proceeds, (ii) in December 2009, the issuance of approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Securities in exchange for CBs, (iii) in December 2009 and January 2010, the issuance by CEMEX Finance LLC of U.S.$1,750 million aggregate principal amount of its 9.50% Senior Secured Notes due 2016 and €350 million aggregate principal amount of its 9.625% Senior Secured Notes due 2017, (iv) in March 2010, the issuance of U.S.$715 million of our Optional Convertible Subordinated Notes, (v) in May 2010, the issuance by CEMEX España, acting through its Luxembourg branch, of U.S.$1,067,665,000 aggregate principal amount of the May 2010 Notes in exchange for a majority in principal amount of our then outstanding perpetual debentures pursuant to the 2010 Exchange Offer, (vi) in January 2011, the issuance of U.S.$1.0 billion of the January 2011 Notes, and (vii) in March 2011, the 2011 Private Exchange. As of December 31, 2010, after giving pro forma effect to (1) the issuance of the January 2011 Notes and (2) the 2011 Prepayments, we had reduced indebtedness under the Financing Agreement by approximately U.S.$5.4 billion and the weighted average life of our indebtedness as of that date was 4.2 years. We believe that our financial profile and resulting amortization schedule will enable us to operate in the normal course of business and take advantage of a potential upturn in the business cycle in our core markets. In addition, we expect that our financial profile will allow us to conduct our planned asset divestitures under better terms and conditions.

Asset Divestitures. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. In addition to the October 1, 2009 sale of our operations in Australia for approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion), we sold our operations in the Canary Islands and Italy for approximately €310 million (U.S.$437 million) in 2008, and on June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for approximately U.S.$65 million. On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregates distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for approximately U.S.$88 million, which were used to reduce our outstanding debt and to enhance our liquidity position, and were sold at a loss of U.S.$38 million. These assets were acquired by CEMEX in 2007 as part of the acquisition of Rinker Group Limited, or Rinker. We considered these facilities and properties to be non-core assets for our integrated cement, concrete, aggregates and building materials operations throughout the United States.

Global Cost-Reduction Program. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing a global cost-reduction program intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. During 2009, we completed the implementation of the initial stage of our global cost-reduction program, resulting in approximately U.S.$900 million of estimated annual cost savings. We estimate that approximately 60% of these cost-reduction savings are sustainable in the long-term; the remainder is short-term cost savings resulting from the scaling down of our operations in response to reduced demand for our products in the construction industry. Our global cost-reduction program encompasses different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During 2010, we continued with our cost-reduction initiatives and achieved an additional U.S.$150 million in savings.

In connection with the implementation of our cost-reduction program, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 24%, from 61,545 employees as of December 31, 2007 to 46,533 employees as of December 31, 2010. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008.

In addition, during 2009, we temporarily shut down (for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California, which had an installed cement production capacity of approximately 0.9 million tons per annum. The plant had been closed on a temporary basis since March 2009 due to economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Our state-of-the-art cement facility in Victorville, California will continue to provide cement to this market more efficiently than the Davenport plant, as it has done so since March 2009. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States. We have no other set plans for the Davenport facility at this time.

Furthermore, we reduced our energy costs by actively managing our energy contracting and sourcing, and by increasing the use of alternative fuels. We believe that these cost-reduction measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure going forward.

Lower Capital Expenditures. In light of the continued weak demand for our products throughout most of our markets, we reduced (as agreed with our creditors under the Financing Agreement) capital expenditures related to maintenance and expansion of our operations to approximately U.S.$555 million during 2010, from approximately U.S.$636 million during 2009, and approximately U.S.$2.2 billion during 2008. This reduction in capital expenditures has been implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. Pursuant to the Financing Agreement, we cannot make aggregate capital expenditures in excess of U.S.$800 million for the year ending December 31, 2011 and for each year thereafter until the debt under the Financing Agreement has been repaid in full. We believe that these restrictions in capital expenditures do not affect our world-class operating and quality standards.

Having completed our initial refinancing process and several capital markets transactions to reduce our outstanding indebtedness under the Financing Agreement, implemented our initial cost-reduction measures and executed significant divestitures, we continue to focus on reducing existing indebtedness. In addition, we expect to achieve approximately U.S.$250 million in savings in 2011 resulting from our continued cost reduction initiatives.

Recruit, retain and cultivate world-class managers

Our senior management team has a strong track record operating diverse businesses throughout the cement value chain in emerging and developed economies globally. As part of our strategy, we have diversified selectively into markets that have long-term growth potential. We have a presence in more than 50 countries and have consummated eight significant acquisitions during the last 12 years, including the acquisitions of RMC Group PLC, or RMC, in 2005 and Rinker in 2007.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to regularly review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience and knowledge of our business.

Our Corporate Structure

We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2010. The chart also shows, for each company, our approximate direct or indirect percentage equity or economic ownership interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include our intermediary holding companies and our operating company subsidiaries.

CEMEX, S.A.B. de C.V. (Mexico)
CEMEX México, S.A. de C.V. (Mexico) 100% (1)
Empresas Tolteca de México, S.A. de C.V. (Mexico) 100%
Centro Distribuidor de Cemento, S.A. de C.V. (Mexico) 100% (2)
New Sunward Holding B.V. (Netherland) 100% (3) (4)
New Sunward Holding Financial Ventures B.V. (Netherland) 100%
CEMEX España, S.A. (Spain) 99.9% (5) (6)
CEMEX France Gestion (S.A.S.) (France) 100%
CEMEX UK (United Kingdom) 100% (7)
CEMEX Investments Limited (United Kingdom) 100% (8)
CEMEX Polska sp.z.o.o. (Poland) 100%
CEMEX Hrvatska d.d. (Croatia) 100% (16)
CEMEX SIA (Latvia) 100%
CEMEX Czech Operations, s.r.o. (Czech Rep.) 100%
EMBRA AS (Norway) 100% (9)
Readymix Argentina, S.A. (Argentina) 100%
CEMEX Deutschland AG (Germany) 100%
Akmenes Cementas AB (Lithuania) 33% (17)
CEMEX Austria AG (Austria) 100%
CEMEX Jamaica (Jamaica) 100%
Cemex Hungária Kft (Hungary) 100%
Readymix plc (Ireland) 61.2% (14)
CEMEX Holdings (Israel) Limited (Israel) 100%
UAE (United Arab Emirates) 49% (12)
CEMEX Venezuela, S.A.C.A. (Venezuela) 75.7% (15)
CEMEX Corp. (United States) 100%
CEMEX, Inc. (United States) 100%
Cemex Materials LLC. (United States) 100%
Cemex Holdings (Malaysia) Sdn Bhd (Malaysia) 100%
Assiut Cement Company (Egypt) 95.8%
CEMEX Colombia, S.A. (Colombia) 99.7%
CEMEX (Costa Rica), S.A. (Costa Rica) 99.1%
CEMEX de Puerto Rico, Inc. (Puerto Rico) 100%
CEMEX Nicaragua, S.A. (Nicaragua) 100% (13)
Cemento Bayano, S.A. (Panama) 99.5%
CEMEX Dominicana, S.A. (Dominican Republic) 100%
CEMEX Asia Holdings, Ltd. (Singapore) 100%
Solid Cement Corp. (Philippines) 100% (10) (11)
CEMEX (Thailand) Co. Ltd. (Thailand) 100% (11)
APO Cement Corporation (Philippines) 100% (11)

(1)	Includes approximate 99.87% interest pledged as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral.
(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and Centro Distribuidor de Cemento, S.A. de C.V. indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes the interest of New Sunward, CEMEX, S.A.B. de C.V. and other subsidiaries of the group.
(6)	Includes approximate 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and the CEMEX France Gestion (S.A.S.) 30.61% interest.
(8)	Formerly RMC.
(9)	EMBRA AS is an operational company and also the holding company for operations in Finland, Norway and Sweden.
(10)	Formerly Rizal Cement Co., Inc. Includes CEMEX Asia Holdings’ 70% economic interest and the 30% interest of CEMEX España.
(11)	Represents CEMEX Asia Holdings’ indirect economic interest.
(12)	Represents our economic interest in three UAE companies, CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(13)	Includes CEMEX (Costa Rica) S.A.’s 98% interest and CEMEX España’s 2% indirect interest.
(14)	Registered business name is CEMEX Ireland.
(15)	On June 18, 2008, the Government of Venezuela promulgated a Nationalization Decree, mandating that the cement production industry in Venezuela be reserved for the Government of Venezuela. On August 18, 2008, an Expropriation Decree was issued by the President of Venezuela.
(16)	As of December 4, 2009, Dalmacijacement d.d. changed its name to CEMEX Hrvatska d.d.
(17)	Represents our 33.95% in ordinary shares and our 11.64% in preferred shares.

North America

For the year ended December 31, 2010, our business in North America, which includes our operations in Mexico and the United States, represented approximately 40% of our net sales before eliminations. As of December 31, 2010, our business in North America represented approximately 48% of our total installed cement capacity and approximately 55% of our total assets. With the acquisition of Rinker, our North American operations increased significantly.

Our Mexican Operations

Overview. Our operations in Mexico represented approximately 23% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 12% of our total assets for the year ended December 31, 2010.

As of December 31, 2010, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México is a direct subsidiary of CEMEX, S.A.B. de C.V. and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

In September 2006, we announced a plan to construct a new kiln at our Tepeaca cement plant in Puebla, Mexico. The current production capacity of the Tepeaca cement plant is approximately 3.3 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Tepeaca cement plant to approximately 7.4 million tons of cement per year, is expected to be completed in 2013. We anticipate spending a total of approximately U.S.$570 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$303 million in 2008, approximately U.S.$30 million in 2009 and approximately U.S.$1 million in 2010. In addition, we expect to spend approximately U.S.$2 million in 2011 and approximately U.S.$108 million thereafter. We expect that this investment will be fully funded with free cash flow generated during the construction period.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2009, approximately 900 independent concessionaries with more than 2,500 stores were integrated into the Construrama program, with nationwide coverage.

The Mexican Cement Industry. According to INEGI, Mexico’s construction GDP remained flat in 2010 compared to 2009. For the full year 2010, total construction investment increased 0.7%, primarily as a result of a 6% increase in infrastructure spending, offset by an estimated decrease in the residential and non-residential sectors of 1.5% and 4.0%, respectively.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2010 accounted for approximately 65% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 30% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anáhuac,” “Campana,” “Gallo,” and “Centenario.” We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition. In the early 1970s, the Mexican cement industry was regionally fragmented. However, over the last 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim Ltd.; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos Chihuahua, a Mexican operator in which we own a 49% interest; and Lafarge Cementos, a subsidiary of Lafarge. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

Potential entrants into the Mexican cement market face various impediments to entry, including:

•

the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market;

•	the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement;

•	the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts;

•	the extensive capital expenditure requirements; and

•	the length of time required for construction of new plants, which is approximately two years.

Our Mexican Operating Network

During 2010, we operated 13 out of a total of 15 plants (two were temporarily shut down given market conditions) and 92 distribution centers (including seven marine terminals) located throughout Mexico. We operate modern plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low-land transportation costs to export to U.S., Caribbean, Central and South American markets.

Products and Distribution Channels

Cement. Our cement operations represented approximately 54% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2010. Our domestic cement sales volume represented approximately 97% of our total cement sales volume in Mexico for 2010. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The five most important distributors in the aggregate accounted for approximately 9% of our total cement sales in Mexico by volume in 2010.

Ready-Mix Concrete. Our ready-mix operations represented approximately 22% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2010. Our ready-mix operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 3% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2010.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 3% of our total cement sales volume in Mexico for 2010. In 2010, approximately 18% of our cement and clinker exports from Mexico were to the United States, 68% to Central America and the Caribbean and 14% to South America.

The cement and clinker exports by our operation in Mexico to the U.S. are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Our exports of Mexican gray cement from Mexico to the United States were subject to an anti-dumping order that was imposed by the Commerce Department on August 30, 1990. In March 2006, the Mexican and U.S. governments entered into an agreement to eliminate U.S. anti-dumping duties on Mexican cement imports following a three-year transition period beginning in 2006. In 2006, 2007 and 2008, Mexican cement imports into the U.S. were subject to volume limitations of 3 million tons, 3.1 million and 3.0 million tons per year, respectively. Quota allocations to Mexican companies that import cement into the U.S. are made on a regional basis. The transitional anti-dumping duty during the three-year transition period was lowered to U.S.$3.00 per ton, effective as of April 3, 2006, from the previous amount of approximately U.S.$26.00 per ton. Restrictions imposed by the United States on Mexican cement imports were eliminated in April 2009. For a more detailed description of the terms of the agreement between the Mexican and U.S. governments, please see “Regulatory Matters and Legal Proceedings — Anti-Dumping.”

Production Costs. Our cement plants in Mexico primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with PEMEX pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of petcoke per year, including TEG coke consumption, through 2022 and 2023. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 9% of the total fuel consumption for our operations in Mexico in 2010.

In 1999, we reached an agreement with the TEG consortium for the financing, construction and operation of a 230 megawatt (“MW”) energy plant in Tamuin, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. As part of the original agreement, we committed to supply the energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement we entered into with PEMEX. These agreements were reestablished under the same conditions in 2007 with the new operator and the term was extended until 2027. The agreement with PEMEX, however, was not modified and terminates in 2024. Consequently, for the last 3 years of the agreement, we intend to purchase the required fuel in the market. For the years ended December 31, 2008, 2009 and 2010, the power plant has supplied approximately 65%, 74% and 73%, respectively, of our overall electricity needs during such years for our cement plants in Mexico.

In April 2007, we and Acciona formed an alliance to develop a wind farm project for the generation of 250 MW in Juchitan, Oaxaca, Mexico. We acted as sponsors of the project, which was named EURUS. Acciona provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between us and Acciona establish that our cement plants in Mexico should acquire a portion of the energy generated by the wind farm for a period of at least 20 years, beginning on the date in which the 250 MW would be interconnected with the grid of Comisión Federal de Electricidad, the national utility company in Mexico. The power plant had a cost of approximately U.S.$550 million.

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2010, there were 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 29.3 million tons per year. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that these limestone and clay reserves have an average remaining life of more than 60 years, assuming 2010 production levels. As of December 31, 2010, all our production plants in Mexico utilized the dry process.

As of December 31, 2010, we had a network of 85 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 325 ready-mix concrete plants throughout 79 cities in Mexico, more than 2,600 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our Global Cost-Reduction Program we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico. In addition, in 2010, we closed approximately 6% of our production capacity in our ready-mix plants throughout Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$497 million in 2008, U.S.$84 million in 2009 and U.S.$87 million in 2010 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$84 million in our operations in Mexico during 2011.

Our U.S. Operations

Overview. Our operations in the U.S. represented approximately 17% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 43% of our total assets, for the year ended December 31, 2010. As of December 31, 2010, we held 100% of CEMEX, Inc., our operating subsidiary in the United States.

As of December 31, 2010, we had a cement manufacturing capacity of approximately 17.2 million tons per year in our U.S. operations, including nearly 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2010, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also had 46 rail or water served active cement distribution terminals in the United States. As of December 31, 2010, we had 326 ready-mix concrete plants located in the Carolinas, Florida, Georgia, Texas, New Mexico, Nevada, Arizona, California, Oregon and Washington and aggregates facilities in North Carolina, South Carolina, Arizona, California, Florida, Georgia, New Mexico, Nevada, Oregon, Texas, and Washington, not including the assets of Ready Mix USA LLC, as described below.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and 11 cement terminals to CEMEX Southeast, LLC, then representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC, then representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA LLC, then representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregates operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA LLC, then representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA LLC. CEMEX Southeast, LLC is managed and fully consolidated by us, and Ready Mix USA LLC is managed by Ready Mix USA and is accounted for by us under the equity method.

Under the Ready Mix USA LLC joint venture, we are required to contribute to the Ready Mix USA joint venture any ready-mix concrete and concrete block assets we acquire inside the joint venture region, while any aggregates assets acquired inside the region may be added to the Ready Mix USA joint venture at the option of the non-acquiring member. Building materials, pipe, transport and storm water treatment assets are not subject to the contribution clause under the Ready Mix USA joint venture. The value of the contributed assets is to be determined based on a formula by the Ready Mix USA joint venture.

On September 1, 2005, we had sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA LLC for approximately U.S.$125 million.

On January 11, 2008, in connection with the assets acquired from Rinker, and as part of our agreements with Ready Mix USA, CEMEX contributed and sold to Ready Mix USA LLC, certain assets located in Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA LLC and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA LLC, which in turn, received bank loans of U.S.$135 million. Ready Mix USA LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX. The assets contributed and sold by CEMEX include: 11 concrete plants, 12 limestone quarries, four concrete maintenance facilities, two aggregate distribution facilities and two administrative offices in Tennessee; three granite quarries and one aggregates distribution facility in Georgia; and one limestone quarry and one concrete plant in Virginia. All these assets were acquired by us through our acquisition of Rinker.

Beginning on June 30, 2008, Ready Mix USA had a put option right, which upon exercise, would require us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC at a price equal to the greater of a) eight times the companies’ operating cash flow for the trailing twelve months, b) eight times the average of these companies’ operating cash flow for the previous three years, or c) the net book value of the combined companies’ assets. On September 30, 2010, Ready Mix USA exercised its put option right. As a result, we will acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC, which have cement, aggregates, ready-mix and block assets located in the southeast region of the U.S. The acquisition will take place upon the closing of the transaction, which is expected in September 2011, after the performance of the obligations by both parties under the put option agreement. CEMEX’s purchase price for Ready Mix USA’s interests, including a non-compete and a transition services agreement, will be approximately U.S.$355 million. Ready Mix USA will continue to manage Ready Mix USA, LLC, which it has a majority interest in, until the closing of the transaction. As of December 31, 2010, CEMEX has not recognized a liability, as the fair value of the net assets exceeds the purchase price. Had the purchase price exceeded the fair value of the net assets acquired, a loss would have been recognized. As of December 31, 2010, Ready Mix USA LLC had net debt of U.S.$27 million (debt less cash and cash equivalents), which will be consolidated upon the closing of the transaction.

On February 22, 2010, Ready Mix USA LLC completed the sale of 12 active quarries and certain other assets to SPO Partners & Co. for U.S.$420 million. The active quarries, which consist of two granite quarries in Georgia, nine limestone quarries in Tennessee, and one limestone quarry in Virginia, are operated by Ready Mix USA LLC and were deemed non strategic by CEMEX and Ready Mix USA LLC. The proceeds from the sale will be partly used to reduce debt held by Ready Mix USA LLC, and to effect a cash distribution of approximately U.S.$100 million to each joint venture partner, including CEMEX.

On September 18, 2007, we announced our intention to begin the permitting process for the construction of a 1.7 million ton cement manufacturing facility near Seligman, Arizona. The state-of-the-art facility will manufacture cement to serve the future growth of Arizona, including the Phoenix metropolitan area. As a result of current market conditions and consistent with the reduction of our expansion capital expenditure program, we have delayed the completion of this project. As of December 31, 2009, we had spent a total of approximately U.S.$14 million on this project, and we did not incur capital expenditures in 2010. We do not plan to incur capital expenditures in the construction of the Seligman Crossing Plant during 2011.

In February 2006, we announced a plan to construct a second kiln at our Balcones cement plant in New Braunfels, Texas in order to increase our cement production capacity to support strong demand amidst a shortfall in regional supplies of cement. The production capacity of the Balcones cement plant was approximately 1.1 million tons per year. The construction of the new kiln, which was designed to increase our total production capacity in the Balcones cement plant to approximately 2.2 million tons per year, was completed in the third quarter of 2008, although minor expenditures were made in 2009 and 2010. We spent a total of approximately U.S.$373 million in the construction of this new kiln, including U.S.$27 million in 2006, U.S.$187 million in 2007, U.S.$147 million in 2008, U.S.$10 million in 2009 and U.S.$2 million in 2010.

In October 2005, Rinker announced that it had commenced detailed plant engineering for the construction of a second kiln at the cement plant in Brooksville, Florida in order to increase the cement production capacity by 50%. The production capacity of the Brooksville South plant was approximately 0.7 million tons per year. The construction of the new kiln was completed in the third quarter of 2008, with minor expenditures made during 2009. We and Rinker together spent approximately U.S.$244 million in the construction of this new kiln, including U.S.$2 million in 2005, U.S.$58 million in 2006, U.S.$121 million in 2007, U.S.$58 million in 2008 and U.S.$5 million during 2009.

With the acquisition of Mineral Resource Technologies, Inc. in August 2003, we believe that we achieved a competitive position in the fly ash market. Fly ash is a mineral residue resulting from the combustion of powdered coal in electric generating plants. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the four largest fly ash companies in the United States, providing fly ash to customers in 25 states. We also own regional pipe and precast businesses, along with concrete block and paver plants in the Carolinas and Florida.

The United States Cement Industry. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors, namely, the residential sector, the industrial-and-commercial sector, and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, demand from the public sector is more stable and has helped to soften the decline in demand from the residential and industrial and commercial sectors during the current recession.

The construction industry experienced the worst downturn in over 70 years as the fallout from the collapse of the housing sector caused massive losses in the financial sector, which resulted in extremely tight credit conditions and a deep U.S. recession that started in December 2007 and ended in June 2009. Under these conditions, cement demand declined 44% from 2006 to 2009. Expansionary monetary and fiscal policies resulted in more stable conditions in 2010, with real GDP growth of 2.9%. As a result, cement demand stabilized in 2010, declining 1% from 2009. After a 73% decline in housing starts from 2005 to 2009, the housing sector stabilized in the second half of 2009 and improved slightly in 2010, with housing starts up 6%. Nominal construction spending for the industrial and commercial sector lagged the decline in the economy by a year, with declines of 26% in 2009 and 33% in 2010. Industrial and commercial contract awards, which drive future spending for this segment, declined 19% in 2010, but the pace of its year-over-year decline has moderated to 10% in the final quarter of 2010 when compared to 40% in the first quarter of 2010. Nominal construction spending for the public sector remained more resilient during the recession, increasing 9% in 2008 and 1% in 2009 before declining 6% in 2010. Overall, we believe that cement demand should start growing again as the economic recovery leads to more job creation and better credit conditions.

Competition. The cement industry in the U.S. is highly competitive. We compete with national and regional cement producers in the U.S. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 6,000 ready mixed concrete plants that produce concrete ready mix in the U.S. and about 70,000 ready mixed concrete mixer trucks that deliver the point of placement. The NRMCA estimates that the value of ready mixed concrete produced by this industry is estimated at U.S.$30 billion. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the U.S., many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the U.S. for all types of construction because they are the most basic materials for building activity. The U.S. aggregates industry is highly fragmented and geographically dispersed. According to the U.S. Geological Survey, during 2010 an estimated 3,900 companies operated approximately 6,000 sand and gravel sites and 1,600 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our United States Operating Network. The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States (including the assets held through the Ready Mix USA LLC joint venture) as of December 31, 2010.

Products and Distribution Channels

Cement. Our cement operations represented approximately 31% of our U.S. operations’ net sales before eliminations resulting from consolidation in 2010. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray Portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of our U.S. operations’ net sales before eliminations resulting from consolidation in 2010. Our ready-mix concrete operations in the U.S. purchase most of their cement requirements from our U.S. cement operations and roughly half of their aggregates requirements from our U.S. aggregates operations. In addition, our 49.99%-owned Ready Mix USA LLC joint venture purchases most of its cement requirements from our cement operations in the U.S. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 18% of our U.S. operations’ net sales before eliminations resulting from consolidation in 2010. Based on our average sales for the past four years, it is anticipated that our construction aggregates reserves in the U.S. will last for 30 years or more. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries. Ready Mix USA LLC purchases most of its aggregates requirements from third parties.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 37% of our U.S. operations’ total production costs in 2010. We are currently implementing a program to gradually replace coal with more economic fuels such as petcoke and tires, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2010, the use of alternative fuels offset the effect on our fuel costs of a significant increase in coal prices. Power costs in 2010 represented approximately 16% of our U.S. cement operations’ cash manufacturing cost, which represents production cost before depreciation. We have improved the efficiency of our U.S. operations’ electricity usage, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2010, we operated 13 cement manufacturing plants in the U.S., with a total installed capacity of 17.2 million tons per year, including nearly 1.2 million tons representing our proportional interests through associates. As of that date, we operated a distribution network of 46 cement terminals, 4 of which are deep-water terminals. All our cement production facilities in 2010 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest, and the Demopolis, Alabama and Clinchfield, Georgia plants, which are owned by CEMEX Southeast, LLC, an entity in which we own a 50.01% interest and Ready Mix USA owns a 49.99% interest. As of December 31, 2010, we had 326 wholly-owned ready-mix concrete plants and 83 aggregates quarries.

As of December 31, 2010, we also had interests in 187 ready-mix concrete plants and 10 aggregates quarries, which are owned by Ready Mix USA LLC.

As of December 31, 2010, we distributed fly ash through 14 terminals and 11 third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 150 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities, and had interests in 21 concrete block facilities, which are owned by Ready Mix USA LLC.

We have continued to take further actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 61% of our ready-mix plants capacity, 63% of our block manufacturing capacity and 81% of our aggregates quarries in the U.S.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Our state-of-the-art cement facility in Victorville, California will continue to provide cement to this market more efficiently than the Davenport plant, as it has done so since March 2009. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We have no other set plans for the Davenport facility at this time.

On February 22, 2010, we announced that our Ready Mix USA LLC joint venture had completed the sale of 12 active quarries to SPO Partners & Co. The active quarries consist of two granite quarries in Georgia, nine limestone quarries in Tennessee, and one limestone quarry in Virginia.

Capital Expenditures. We made capital expenditures of approximately U.S.$391 million in 2008, U.S.$60 million in 2009 and U.S.$75 million in 2010 in our operations in the U.S. We currently expect to make capital expenditures of approximately U.S.$55 million in our operations in the U.S. during 2011. We do not expect to be required to contribute any funds with respect to the assets of the companies jointly-owned with Ready Mix USA as capital expenditures during 2011.

Europe

For the year ended December 31, 2010, our business in Europe, which includes our operations in Spain, the United Kingdom and our Rest of Europe segment, as described below, represented approximately 34% of our net sales before eliminations resulting from consolidation. As of December 31, 2010, our business in Europe represented approximately 27% of our total installed capacity and approximately 25% of our total assets.

Our Spanish Operations

Overview. Our Spanish operations represented approximately 4% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 10% of our total assets, for the year ended December 31, 2010.

As of December 31, 2010, we held 99.88% of CEMEX España, our operating subsidiary in Spain. Our cement activities in Spain are conducted by CEMEX España. Our ready-mix concrete activities in Spain are conducted by Hormicemex, S.A., a subsidiary of CEMEX España, and our aggregates activities in Spain are conducted by Aricemex S.A., a subsidiary of CEMEX España. CEMEX España is also a holding company for most of our international operations.

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain, including approximately €11 million in 2006, €19 million in 2007, €3 million in 2008, and €0.2 million in 2009. The first phase, which includes the cement mill with production capacity of nearly one million tons of cement per year, was completed in the last quarter of 2007. Execution of the second phase, which includes the new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, is at an initial stage, with no material investments made during 2010 or expected to be made during 2011.

During 2007, we increased our installed capacity for white cement at our Buñol plant, located in the Valencia region, through the installation of a new production line which became operational in the third quarter of 2007.

In February 2007, we announced that Cementos Andorra, a joint venture between us and Spanish investors (the Burgos family), intends to build a new cement production facility in Teruel, Spain. The new cement plant is expected to have an annual capacity in excess of 650,000 tons and will be completed depending on the improvement of market conditions in Spain. Our investment in the construction of the plant is expected to be approximately €138 million, including approximately €28 million in 2007, €58 million in 2008, €30 million in 2009, €3 million in 2010 and an expected €3 million in 2011. We hold a 99.34% interest in Cementos Andorra, and the Burgos family holds a 0.66% interest.

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and our 50% equity interest in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

The Spanish Cement Industry. According to our latest estimates, in 2010, investment in construction sector fell by about 12% when compared to 2009, primarily as a result of a severe correction in the housing sector, which fell by about 16%. According to the latest estimates from the Asociación de Fabricantes de Cemento de España, or OFICEMEN, the Spanish cement trade organization, cement consumption in Spain in 2010 decreased 15% compared to 2009.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports increased 9.5% in 2006 and decreased 10.5% in 2007, 40% in 2008, 62% in 2009 and 17% in 2010. Clinker imports were significant, with increases of 19.7% in 2006 and 26.8% in 2007, but experienced a sharp decline of 46% in 2008, 60% in 2009 and 36% in 2010. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

Spain has traditionally been one of the leading exporters of cement in the world, exporting up to 13 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes of demand in the Mediterranean basin as well as the strength of the Euro and the changes in the domestic market. According to OFICEMEN, these export volumes decreased 22% in 2006 and 3% in 2007, increased 102% in 2008, 22% in 2009 and 33% in 2010.

Competition. According to our estimates, as of December 31, 2010, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of CEMEX España’s business strategy.

Our Spanish Operating Network

Products and Distribution Channels

Cement. Our cement operations represented approximately 61% of our Spanish operations’ net sales before eliminations resulting from consolidation in 2010. CEMEX España offers various types of cement, targeting specific products to specific markets and users. In 2010, approximately 15% of CEMEX España’s domestic sales volume consisted of bagged cement, and the remainder of CEMEX España’s domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX España’s own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 21% of our Spanish operations’ net sales before eliminations resulting from consolidation in 2010. Our ready-mix concrete operations in Spain in 2010 purchased almost 91% of their cement requirements from our Spanish cement operations, and approximately 75% of their aggregates requirements from our Spanish aggregates operations.

Aggregates. Our aggregates operations represented approximately 8% of our Spanish operations’ net sales before eliminations resulting from consolidation in 2010.

Exports. Exports of cement by our operations in Spain, which represented approximately 31% of our Spanish operations’ net sales before eliminations resulting from consolidation in, increased substantially in the year ended December 31, 2010 compared to 2009, primarily as a result of strategically increased exports to other countries, especially those located in Africa, to mitigate local volume declines. Export prices are usually lower than domestic market prices, and costs are usually higher for export sales. Of our total export sales from Spain in 2010, 3% consisted of white cement, 47% of gray cement and 50% of grey clinker. In 2010, 10% of our exports from Spain were to Europe and the Middle East, 89% to Africa and 1% to other countries.

Production Costs. We have improved the profitability of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2010, we burned organic waste, tires and plastics as fuel, achieving, in 2010, a 33% substitution rate for petcoke in our gray and white clinker kilns for the year. During 2011, we expect to increase the quantity of these alternative fuels and to reach a substitution level of around 45%.

Description of Properties, Plants and Equipment. As of December 31, 2010, our Spanish operations included 8 cement plants located in Spain, with an installed cement capacity of 11 million tons, including 1.1 million tons of white cement. As of that date, we also owned two cement mills and operated one mill under a lease contract, 23 distribution centers, including eight land and 15 marine terminals, 106 ready-mix concrete plants, 27 aggregates quarries and 12 mortar plants. As of December 31, 2010, we owned eight limestone quarries located in close proximity to our cement plants, which have useful lives ranging from 10 to 30 years, assuming 2010 production levels. Additionally, we have rights to expand these reserves to around 50 years of limestone reserves, assuming 2010 production levels.

As part of our global cost-reduction program we have made temporary capacity adjustments and rationalizations in several cement plants in Spain. During 2010, four out of our eight cement plants have partially stopped cement production. In addition to these partial stoppages, our Villanova plant, located in Tarragona, and our Escombreras grinding mill, located in Cartagena, were closed temporarily during 2009, and will only resume production on a need basis. Moreover, the San Vicente plant, located in Alicante, and the Muel grinding mill, located in Aragón, have been permanently shutdown. Additionally, approximately 7% of our ready-mix concrete plants in Spain have been also temporarily closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$177 million in 2008, U.S.$74 million in 2009 and U.S.$46 million in 2010 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$39 million in our operations in Spain during 2011, including those related to the construction of the new cement production facility in Teruel, described above.

Our U.K. Operations

Overview. Our U.K. operations represented approximately 8% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 6% of our total assets for the year ended December 31, 2010.

As of December 31, 2010, we held 100% of CEMEX Investments Limited (formerly RMC), our operating subsidiary in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, roof tiles, flooring systems and sleepers for rail infrastructure.

The U.K. Construction Industry. According to the U.K.’s Office for National Statistics, the level of GDP in 2010 as a whole in the U.K. was 1.4% higher than in 2009. Total construction output rose 5% in 2010, as compared to a 11% decline in 2009 over the preceding year. Both private and public sector housing grew, as did the rest of the public construction sector and infrastructure construction. According to the British Cement Association, domestic cement demand increased approximately 3% in 2010 compared to 2009. However, activity in the industrial sector was subdued and commercial construction activity and repair and maintenance activity both experienced a decline.

Competition. Our primary competitors in the United Kingdom are Lafarge, Heidelberg, Tarmac, and Aggregate Industries (a subsidiary of Holcim), each with varying regional and product strengths.

Our U.K. Operating Network

Products and Distribution Channels

Cement. Our cement operations represented approximately 16% of our U.K. operations’ net sales before eliminations resulting from consolidation for the year ended December 31, 2010. About 82% of our cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2010, we imported approximately 40 thousand metric tons of clinker from our cement operations in Spain.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of our U.K. operations’ net sales before eliminations resulting from consolidation in 2010. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 15% of our 2010 sales volume. Our ready-mix concrete operations in the U.K. in 2010 purchased approximately 67% of their cement requirements from our cement operations in the U.K. and approximately 77% of their aggregates requirements from our aggregates operations in the U.K. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 25% of our U.K. operations’ net sales before eliminations resulting from consolidation in 2010. In 2010, our U.K. aggregates sales were divided as follows: 49% were sand and gravel, 41% limestone and 10% hard stone. In 2010, 15% of our aggregates volumes were obtained from marine sources along the U.K. coast. In 2010, approximately 44% of our U.K. aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2010, fixed production costs were reduced by 6% and variable costs by 2%. We continued to implement our cost reduction programs and increased the use of alternative fuels by 15% in 2010.

Ready-Mix Concrete. In 2010, we reduced our total production costs by approximately 8% by continuing to implement our cost reduction plans and down-sizing to match lower sales.

Aggregates. In 2010, we reduced fixed production costs by approximately 8% through ongoing cost reductions initiatives commenced in 2009 in response to the market decline.

Description of Properties, Plants and Equipment. As of December 31, 2010, we owned three cement plants and one clinker grinding facility in the United Kingdom (including Barrington, which remains mothballed since November 2008, but excludes Rochester, which closed permanently in October 2009 and was dismantled during 2010). Assets in operation at year-end 2010 represent an installed cement capacity of 2.8 million tons per year. As of that date, we also owned 6 cement import terminals and operated 235 ready-mix concrete plants and 63 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, roof tiles, sleepers and flooring businesses in the United Kingdom.

In order to ensure increased availability of blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, we have built a new grinding and blending facility at the Port of Tilbury, located on the Thames River east of London. The new facility, which started operations during May 2009, has an annual grinding capacity of approximately 1.2 million tons per annum. In total, we spent approximately U.S.$93 million in the construction of this new grinding mill: U.S.$28 million in 2007, U.S.$41 million in 2008, U.S.$22 million in 2009 and U.S.$2 million in 2010.

As part of our global cost-reduction program we have made temporary capacity adjustments and rationalizations in our Barrington cement plant, which shut down cement production. In addition, we have closed approximately 5% of our ready-mix concrete plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$132 million in 2008 , U.S.$58 million in 2009 and U.S.$53 million in 2010 in our operations in the U.K. We currently expect to make capital expenditures of approximately U.S.$37 million in our operations in the U.K. during 2011.

Our German Operations

Overview. As of December 31, 2010, we held 100% of CEMEX Deutschland AG, our operating subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete, aggregates and concrete products operations (consisting mainly of prefabricated concrete ceilings and walls).

The German Cement Industry. According to Euroconstruct, total construction output in Germany increased by 3.4% in 2010. Data from the Federal Statistical Office indicate an increase in construction investments of 2.8% for 2010. Construction in the residential sector also increased by 4.4%. Due to the extremely early and harsh winter in Germany, construction works declined significantly in December 2010. According to preliminary calculations, the national cement consumption in 2010 drop by 2.9% to 24.6 million tons. The ready-mix concrete market showed a decrease of 3.7%. The drop in the aggregates market was 2.2%.

Competition. Our primary competitors in the German cement market are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 82%, as estimated by us for 2009. The ready-mix concrete and aggregates markets in Germany are fragmented and regional heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete markets and aggregates market is moderate.

Our German Operating Network

Description of Properties, Plants and Equipment. As of December 31, 2010, we operated two cement plants in Germany (not including the Mersmann plant). As of December 31, 2010, our installed cement capacity in Germany was 4.9 million tons per year (excluding the Mersmann plant cement capacity). As of that date, our operations in Germany included three cement grinding mills, 177 ready-mix concrete plants, 44 aggregates quarries, two land distribution centers for cement, fie land distribution centers for aggregates, and three maritime terminals, two for cement and one for aggregates. In 2006, we closed the kiln at the Mersmann cement plant, and we do not contemplate resuming operations at this plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$49 million in 2008, U.S.$31 million in 2009 and U.S.$47 million in 2010 in our operations in Germany, and we currently expect to make capital expenditures of approximately U.S.$32 million in 2011.

Our French Operations

Overview. As of December 31, 2010, we held 100% of CEMEX France Gestion (S.A.S.), our operating subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative.

The French Cement Industry. According to INSEE (National Institute of Statistics and Economic Studies in France), total construction output in France declined by 5% in 2010. The decrease was primarily driven by an estimated decrease of 3.7% in the public works sector and a decrease of 17% in the non-residential sector, while residential construction increased approximately 1.2%. According to the French cement producers association, total cement consumption in France reached 19.8 million tons in 2010, a decrease of 3% compared to 2009.

Competition. Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, whereas we must rely on sourcing cement from third parties.

Our French Operating Network

Description of Properties, Plants and Equipment. As of December 31, 2010, we operated 247 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, 20 land distribution centers and 43 aggregates quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$41 million in 2008, U.S.$15 million in 2009 and U.S.$23 million in 2010 in our operations in France, and we currently expect to make capital expenditures of approximately U.S.$16 million during 2011.

Our Rest of Europe Operations

Our operations in the Rest of Europe which, as of December 31, 2010, consisted of our operations in Croatia, Poland, Latvia, the Czech Republic, Ireland, Austria, Hungary, Finland, Norway and Sweden, as well as our other European assets and our approximately 33% non-controlling interest in a Lithuanian company. These operations represented approximately 8% of our 2010 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 4% of our total assets in 2010.

Our Irish Operations

Overview. As of December 31, 2010, we held 61.2% of Readymix plc, our operating subsidiary in the Republic of Ireland. Our operations in Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete blocks. As of December 31, 2010, we operated 37 ready-mix concrete plants, 27 aggregates quarries and 15 block plants located in the Republic of Ireland, Northern Ireland and the Isle of Man. We import and distribute cement in the Isle of Man.

On October 12, 2010, Readymix plc made a public statement that, following approaches received from third parties, it was in discussions, which may or may not lead to an offer for its entire issued share capital. Readymix plc currently trades on the Irish Stock Exchange. These discussions are at an early stage and there can be no certainty that they will lead to an offer for Readymix plc, nor as to the terms on which an offer, if any, might be made.

The Irish Construction Industry. According to Euroconstruct, total construction output in the Republic of Ireland is estimated to have decreased by 28% in 2010. The decrease reflected the continued contraction in the housing sector. We estimate that total cement consumption in the Republic of Ireland and Northern Ireland reached 2.1 million tons in 2010, a decrease of 25% compared to total cement consumption in 2009.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Ireland are CRH, the Lagan Group and Kilsaran.

Capital Expenditures. We made capital expenditures of approximately U.S.$49 million in 2008, U.S.$0.3 million in 2009 and U.S.$1 million in 2010 in our operations in the Republic of Ireland. We currently expect to make capital expenditures of approximately U.S.$1 million in our Irish operations during 2011.

Our Polish Operations

Overview. As of December 31, 2010, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our operating subsidiary in Poland. We are a leading provider of building materials in Poland serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2010, we operated two cement plants and one grinding mill in Poland, with a total installed cement capacity of three million tons per year. As of December 31, 2010, we also operated 41 ready-mix concrete plants, nine aggregates quarries, ten land distribution centers and two maritime terminals in Poland.

The Polish Cement Industry. According to the Central Statistical Office in Poland, total construction output in Poland increased by 3.5% in 2010. In addition, according to our estimates, total cement consumption in Poland reached approximately 15.7 million tons in 2010, an increase of 2% compared to 2009.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff.

Capital Expenditures. We made capital expenditures of approximately U.S.$104 million in 2008, U.S.$7 million in 2009 and U.S.$10 million in 2010 in our operations in Poland, and we currently expect to make capital expenditures of approximately U.S.$31 million in Poland during 2011.

Our South-East European Operations

Overview. As of December 31, 2010, we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2010, according to our estimates. As of December 31, 2010, we operated three cement plants in Croatia, with an installed capacity of 2.4 million tons per year. As of that date, we also operated 12 land distribution centers, four maritime cement terminals, eight ready-mix concrete facilities and one aggregates quarry in Croatia, Bosnia & Herzegovina, Slovenia, Serbia and Montenegro.

The Croatian Cement Industry. According to our estimates, total cement consumption in Croatia alone reached almost 1.8 million tons in 2010, a decrease of 23% compared to 2009.

Competition. Our primary competitors in the Croatian cement market are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$14 million in 2008, U.S.$8 million in 2009 and U.S.$10 million in 2010 in our South-East European operations, and we currently expect to make capital expenditures of approximately U.S.$4 million in the region during 2011.

Our Czech Republic Operations

Overview. As of December 31, 2010, we held 100% of CEMEX Czech Operations, s.r.o., our operating subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2010, we operated 54 ready-mix concrete plants and nine aggregates quarries in the Czech Republic. As of that date, we also operated one cement grinding mill and one cement terminal in the Czech Republic.

The Czech Cement Industry. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 7.8% in 2010. The decrease was primarily driven by a continued slowdown in civil engineering works. According to the Czech Cement Association, total cement consumption in the Czech Republic reached 3.8 million tons in 2010, a decrease of 10% compared to 2009.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$12 million in 2008, U.S.$2 million in 2009 and U.S.$5 million in 2010 in our operations in the Czech Republic, and we currently expect to make capital expenditures of approximately U.S.$10 million in the Czech Republic during 2011.

Our Latvian Operations

Overview. As of December 31, 2010, we held 100% of SIA CEMEX, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix cement producer and supplier in Latvia. From our Latvian cement plant we also supply markets in Estonia, Lithuania, Finland, northwest Russia and Belarus. As of December 31, 2010, we operated one cement plant in Latvia with an installed cement capacity of 1.2 million tons per year. As of that date, we also operated five ready-mix concrete plants in Latvia and one aggregates quarry.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. We expect our total capital expenditure in the capacity expansion of this plant will be approximately U.S.$411 million, which includes U.S.$11 million, U.S.$86 million, U.S.$174 million, U.S.$113 million and U.S.$22 million invested during 2006, 2007, 2008, 2009 and 2010, respectively; and we expect to incur U.S.$5 million during 2011.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$187 million in 2008, U.S.$115 million in 2009 and U.S.$24 million in 2010 in our operations in Latvia, and we currently expect to make capital expenditures of approximately U.S.$10 million in our Latvian operations during 2011.

Our Lithuanian Equity Investment

Overview. As of December 31, 2010, we owned an approximate 33% interest in Akmenes Cementas AB, a Lithuanian cement producer, which operates one cement plant in Lithuania with an installed cement capacity of 1.3 million tons per year.

Our Austrian Operations

Overview. As of December 31, 2010, we held 100% of CEMEX Austria AG, our operating subsidiary in Austria. We are a leading participant in the concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2010, we owned 38 ready-mix concrete plants and operated seven additional plants through joint ventures. We also owned 23 aggregates quarries, including six quarries which are currently operated by third parties, and had non-controlling interests in three quarries.

The Austrian Cement Industry. According to the European Commission, total construction investment in Austria declined by 4.2% in 2010. The decline was primarily driven by a reduction in public and commercial projects. According to our estimates, total cement consumption in Austria decreased by 5% in 2010.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Porr, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$15 million in 2008, U.S.$4 million in 2009 and U.S.$3 million in 2010 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Austria during 2011.

See “Regulatory Matters and Legal Proceedings” for a description of the ongoing arbitration relating to the proposed sale of our Austrian and Hungarian operations.

Our Hungarian Operations

Overview. As of December 31, 2010, we held 100% of CEMEX Hungária Kft., our operating subsidiary in Hungary. As of December 31, 2010, we owned 31 ready-mix concrete plants and six aggregates quarries, and we had non-controlling interests in eight other ready-mix concrete plants and two other aggregates quarries.

The Hungarian Cement Industry. According to the Hungarian Central Statistical Office, total construction output in Hungary decreased by 84.9% in 2010, as of November 2010. The decrease was primarily driven by a drop in the construction of buildings. Total cement consumption in Hungary was 2.8 million tons in 2010, a decrease of 18% compared to 2009.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Holcim, Heidelberg, Strabag and Lasselsberger.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2008 and U.S.$2 million in 2010. No significant capital expenditures were made in 2009 in our operations in Hungary. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Hungary during 2011.

See “Regulatory Matters and Legal Proceedings” for a description of the ongoing arbitration relating to the proposed sale of our Austrian and Hungarian operations.

Our Other European Operations

Overview. As of December 31, 2010, we operated ten marine cement terminals in Finland, Norway and Sweden through Embra AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million during 2008, U.S.$0.1 million during 2009 and U.S.$0.5 million during 2010 in our other operations in Europe. We currently do not expect to make any significant capital expenditures during 2011 in our other operations in Europe.

South America, Central America and the Caribbean

For the year ended December 31, 2010, our business in South America, Central America and the Caribbean, Colombia, Argentina, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico and Jamaica, as well as other assets in the Caribbean, represented approximately 11% of our net sales before eliminations resulting from consolidation. As of December 31, 2010, our business in South America, Central America and the Caribbean represented approximately 13% of our total installed capacity and approximately 6% of our total assets. See “Regulatory Matters and Legal Proceedings” for a description of the ongoing arbitration relating to our Venezuelan operations.

Our Colombian Operations

Overview. As of December 31, 2010, we owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our operating subsidiary in Colombia. As of December 31, 2010, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity, according to the Colombian Institute of Cement Producers. For the year ended December 31, 2010, our operations in Colombia represented approximately 4% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2010, these three metropolitan areas accounted for approximately 42.9% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is Colombia’s largest and had an installed capacity of 2.6 million tons as of December 31, 2010. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogotá area.

The Colombian Cement Industry. According to the Colombian Institute of Cement Producers, the installed capacity for cement in Colombia in 2010 was 16.8 million tons. According to the National Statistic Department (DANE), total cement consumption in Colombia reached 8.5 million tons during 2010, an increase of 7.2 % from 2009, while cement exports from Colombia reached 0.7 million tons. We estimate that close to 50% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for 30% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. The “Grupo Empresarial Antioqueño,” or Argos, owns or has interests in 11 of Colombia’s 20 cement plants. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compañía Colclinker in Cartagena and Tolcemento in Tolú. The other principal cement producer is Holcim Colombia.

Our Colombian Operating Network

Products and Distribution Channels

Cement. Our cement operations represented approximately 66% of our Colombian operations’ net sales before eliminations resulting from consolidation in 2010.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 24% of our Colombian operations’ net sales before eliminations resulting from consolidation in 2010.

Aggregates. Our aggregates operations represented approximately 3% of our Colombian operations’ net sales before eliminations resulting from consolidation in 2010.

Description of Properties, Plants and Equipment. As of December 31, 2010, CEMEX Colombia owned six cement plants, having a total installed capacity of 4.8 million tons per year. Two of these plants utilize the wet process and four plants utilize the dry process. In 2010, we replaced 12% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 24.7 megawatts. As of December 31, 2010, CEMEX Colombia owned four land distribution centers, one mortar plant, 26 ready-mix concrete plants, and six aggregates operations. As of that date, CEMEX Colombia also owned five limestone quarries with minimum reserves sufficient for over 100 years at 2010 production levels. The renewal of operating licenses for quarries in Colombia is every 30 years.

Capital Expenditures. We made capital expenditures of approximately U.S.$19 million in 2008, U.S.$5 million in 2009 and U.S.$19 million in 2010 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in Colombia during 2011.

Our Costa Rican Operations

Overview. As of December 31, 2010, we owned a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our operating subsidiary in Costa Rica and a leading cement producer in the country. As of December 31, 2010, CEMEX Costa Rica operated one cement plant in Costa Rica, with an installed capacity of 0.9 million tons, and operated a grinding mill in the capital city of San José. As of December 31, 2010, CEMEX Costa Rica operated six ready-mix concrete plants, one aggregates quarry and one land distribution center.

The Costa Rican Cement Industry. Approximately 1.1 million tons of cement were sold in Costa Rica during 2010, according to the Cámara de la Construcción de Costa Rica, the Costa Rican construction industry association. The cement market in Costa Rica is a predominantly retail market, and we estimate that over two thirds of cement sold is bagged cement.

Competition. The Costa Rican cement industry includes three producers: CEMEX Costa Rica, Holcim Costa Rica and Cementos David.

Exports. During 2010, cement exports by our operations in Costa Rica represented approximately 20% of our total production in Costa Rica. In 2010, 9% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$7 million in 2008, U.S.$3 million in 2009 and U.S.$10 million in 2010 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in Costa Rica during 2011.

Our Dominican Republic Operations

Overview. As of December 31, 2010, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our operating subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macoris, Samana and Bavaro. CEMEX Dominicana also has a 14-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements.

The Dominican Cement Industry. In 2010, cement consumption in the Dominican Republic reached 3.0 million tons.

Competition. Our principal competitors in the Dominican Republic are Domicem, a mixed Italian/local cement producer that started cement production in 2005; Cementos Cibao, a local competitor; Cemento Colón, an affiliated grinding operation of Argos; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; and Cementos Andinos, a Colombian cement producer which has an installed grinding operation and a partially constructed cement kiln.

Description of Properties, Plants and Equipment. As of December 31, 2010, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$12 million in 2008, U.S.$6 million in 2009 and U.S.$11 million in 2010 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in the Dominican Republic during 2011.

Our Panamanian Operations

Overview. As of December 31, 2010, we held a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our operating subsidiary in Panama and a leading cement producer in the country. As of December 31, 2010, Cemento Bayano operated one cement plant in Panama, with an installed capacity of 2.1 million tons per year. As of that date, Cemento Bayano also owned and operated 15 ready-mix concrete plants, three aggregates quarries and three land distribution centers.

On February 6, 2007, we announced our expansion project to build a new kiln at our Bayano plant in Panama. The project was completed in the fourth quarter of 2009 and reached stable operations in the first quarter of 2010. Additional capital expenditures were required in 2010 due to a change in the scope of the project, and some expenditures are expected to be made in 2011. The new kiln increased our cement installed capacity to 2.1 million tons per year. As of December 31, 2010, we have spent approximately U.S.$239 million on the new kiln, which includes U.S.$31 million in 2007, U.S.$104 million in 2008, U.S.$83 million in 2009 and U.S.$21 million in 2010. We currently expect to make capital expenditures of approximately U.S.$19 million in 2011.

The Panamanian Cement Industry. Approximately 1.4 million cubic meters of ready-mix concrete were sold in Panama during 2010, according to our estimates. Cement consumption in Panama decreased 7.8% in 2010, according to our estimates.

Competition. The cement industry in Panama includes two cement producers: Cemento Bayano and Cemento Panamá, an affiliate of Colombian Cementos Argos.

Capital Expenditures. We made capital expenditures of approximately U.S.$118 million in 2008, U.S.$88 million in 2009 and U.S.$32 million in 2010 in our operations in Panama, which include those related to the expansion of the Bayano plant described above. We currently expect to make capital expenditures of approximately U.S.$29 million in our operations in Panama during 2011.

Our Nicaraguan Operations

Overview. As of December 31, 2010, we owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua. As of that date, CEMEX Nicaragua leased and operated one cement plant with an installed capacity of 0.6 million tons. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

The Nicaraguan Cement Industry. According to our estimates, approximately 0.6 million tons of cement, approximately 103 thousand cubic meters of ready-mix concrete and approximately 3.5 million tons of aggregates were sold in Nicaragua during 2010.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2010, we operated one fixed ready-mix concrete plant and three mobile plants, three aggregate quarries and one distribution center in Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2008, U.S.$0.7 million in 2009 and U.S.$5 million in 2010 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Nicaragua during 2011.

Our Puerto Rican Operations

Overview. As of December 31, 2010, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our operating subsidiary in Puerto Rico. As of December 31, 2010, CEMEX Puerto Rico operated one cement plant, with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 11 ready-mix concrete plants, one aggregates quarry and two land distribution centers.

The Puerto Rican Cement Industry. In 2010, cement consumption in Puerto Rico reached 0.8 million tons.

Competition. The cement industry in Puerto Rico in 2010 was comprised of two cement producers: CEMEX Puerto Rico, and San Juan Cement Co., an affiliate of Italcementi, and Antilles Cement Co., an independent importer.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2008, U.S.$0.9 million in 2009 and U.S.$2 million in 2010 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in Puerto Rico during 2011.

Our Guatemalan Operations

Overview. In January 2006, we acquired a 51% equity interest in a cement grinding mill facility in Guatemala for approximately U.S.$17 million. As of December 31, 2010, the cement grinding mill had an installed capacity of 500,000 tons per year. In addition, we also owned and operated three land distribution centers and a clinker silo close to a maritime terminal in the City of Guatemala, as well as four owned ready-mix plants and one rented ready-mix plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$4 million in 2008, U.S.$0.4 million in 2009 and U.S.$2 million in 2010 in Guatemala, and we currently expect to make capital expenditures of approximately U.S.$1 million in Guatemala during 2011.

Our Other South America, Central America and The Caribbean Operations

Overview. As of December 31, 2010, we held 100% of Readymix Argentina S.A., which operates five ready-mix concrete plants in Argentina.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2010, we operated a network of eight marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and another in the Cayman Islands.

As of December 31, 2010, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2010, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year. As of December 31, 2010, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$2 million in 2008, U.S.$1 million in 2009 and U.S.$2 million in 2010. We currently expect to make capital expenditures of approximately U.S.$1 million in our other operations in South America, Central America and the Caribbean during 2011.

On April 8, 2010, we announced our plans to contribute, as an initial investment, up to U.S.$100 million for a non-controlling interest in a new investment vehicle that was named Blue Rock Cement Holdings S.A. and that is currently being renamed Blue Rock—TRG Heavy Building Materials S.A. (“Blue Rock—TRG”), which would be managed by Blueprint Management Partners, and which intends to invest in heavy building materials and related assets. Blue Rock—TRG will now be managed by entities that are part of The Rohatyn Group, LLC (a privately owned firm that invests in the public equity and fixed income markets across the globe, including emerging markets of Latin America, Asia, Africa and Central and Eastern Europe). As of the date hereof, a project in Peru, which consists of the construction of a new cement plant with an initial production capacity of approximately one million metric tons per year, has been identified. According to the proposed project, it is expected that the plant would be completed during 2013, with a total investment of approximately U.S.$230 million. Although we do not anticipate being in a control position to affect the decisions of Blue Rock—TRG’s management, given our investment and industry expertise, we are in discussions with Blue Rock—TRG’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets. Depending on the amount raised from third-party investors and the availability of financing, Blue Rock—TRG’s management may also decide to invest in other assets in the cement industry and/or related industries.

Africa and the Middle East

For the year ended December 31, 2010, our business in Africa and the Middle East, which includes our operations in Egypt, the United Arab Emirates and Israel, represented approximately 8% of our net sales before eliminations resulting from consolidation. As of December 31, 2010, our business in Africa and the Middle East represented approximately 6% of our total installed capacity and approximately 3% of our total assets.

Our Egyptian Operations

Overview. As of December 31, 2010, we had a 95.8% interest in Assiut Cement Company, or CEMEX Egypt, our operating subsidiary in Egypt. As of December 31, 2010, we operated one cement plant in Egypt, with an installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. In addition, as of December 31, 2010, we operated five ready-mix concrete plants and seven land distribution centers and one maritime terminal in Egypt. For the year ended December 31, 2010, our operations in Egypt represented approximately 5% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

The Egyptian Cement Industry. According to our estimates, the Egyptian market consumed approximately 49.5 million tons of cement during 2010, based on government data (local and imported cement). Cement consumption increased by 2.7% in 2010, mainly driven by residential, tourism and commercial construction sectors. As of December 31, 2010, the Egyptian cement industry had a total of 13 cement producers, with an aggregate annual installed cement capacity of approximately 52 million tons. According to the Egyptian Cement Council, during 2010, Holcim and Lafarge (Egyptian Cement Company), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland Cement), four of the largest cement producers in the world, represented approximately 51% of the total installed capacity in Egypt. Other significant competitors in the Egyptian market are Aribian Cement, Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement (Cementir), Saud Valley, Aswan Medcom, Misr Beni Suef and Misr Quena Cement Companies.

Cement and Ready-Mix Concrete. For the year ended December 31, 2010, cement represented approximately 86% and ready-mix concrete represented approximately 9% of our Egyptian operations’ net sales before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$59 million in 2008 ,U.S.$23 million in 2009 and U.S.$25 million in 2010 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$17 million in our Egyptian operations during 2011.

Our United Arab Emirates (UAE) Operations

Overview. As of December 31, 2010, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have purchased the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2010, we owned 12 ready-mix concrete plants and a new cement and slag grinding facility in the UAE, serving the markets of Dubai, Abu Dhabi, and Sharjah.

Capital Expenditures. We made capital expenditures of approximately U.S.$19 million in 2008, U.S.$3 million in 2009 and U.S.$2 million in 2010 in our UAE operations. We currently expect to make capital expenditures of approximately U.S.$1 million in our UAE operations during 2011.

Our Israeli Operations

Overview. As of December 31, 2010, we held 100% of CEMEX Holdings (Israel) Ltd., our operating subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2010, we operated 54 ready-mix concrete plants, eight aggregates quarries, one concrete products plant, one admixtures plant, one asphalt plant, one lime factory and one blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$7 million in 2008, U.S.$2 million in 2009 and U.S.$6 million in 2010 in our Israeli operations, and we currently expect to make capital expenditures of approximately U.S.$5 million in our Israeli operations during 2011.

Asia

For the year ended December 31, 2010, our operations in Asia, consisting of our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operation we acquired from Rinker in China, as well as our other assets in Asia, represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2010, our operations in Asia represented approximately 6% of our total installed capacity and approximately 2% of our total assets.

Sale of Our Australian Operations

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion), of which we used approximately U.S.$1.37 billion to prepay indebtedness under the Financing Agreement and approximately U.S.$248 million to strengthen our liquidity position. In addition, the sale of the Australian operations resulted in the deconsolidation of approximately U.S.$131 million in debt in connection with a credit facility for our Australian operations. For the nine months ended September 30, 2009, our Australian operations’ net sales and operating income were approximately Ps13.0 billion (approximately U.S.$964 million) and approximately Ps1.2 billion (approximately U.S.$89 million), respectively, and for the nine-month period ended September 30, 2008, approximately Ps13.9 (approximately U.S.$1.1 billion) billion and Ps1.3 billion (approximately U.S.$99 million), respectively. Our consolidated income statements present the results of our Australian operations, net of income tax, for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008 in a single line item as “Discontinued operations.” Accordingly, our consolidated statement of cash flows for the year ended December 31, 2008 was reclassified. See note 3B to our consolidated financial statements.

Our Philippine Operations

Overview. As of December 31, 2010, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid and APO Cement Corporation (APO). For the year ended December 31, 2010, our operations in the Philippines represented approximately 2% of our net sales before eliminations resulting from consolidation and approximately 1% of our total assets.

The Philippine Cement Industry. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 15.5 million tons during 2010. Demand for cement in the Philippines increased by approximately 6.8% in 2010 compared to 2009.

As of December 31, 2010, the Philippine cement industry had a total of 18 cement plants. Annual installed clinker capacity is 21 million metric tons, according to CEMAP.

Competition. As of December 31, 2010, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2010, our Philippine operations included two cement plants with a total capacity of 4.5 million tons per year, one quarry dedicated to supply raw materials to our cement plants, eight land distribution centers and four marine distribution terminals.

Cement. For the year ended December 31, 2010, our cement operations represented 100% of our Philippine operations’ net sales before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$15 million in 2008, U.S.$6 million in 2009 and U.S.$14 million in 2010 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in the Philippines during 2011.

Our Thai Operations

Overview. As of December 31, 2010, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2010, CEMEX (Thailand) owned one cement plant in Thailand, with an installed capacity of approximately 1.2 million tons.

The Thai Cement Industry. According to our estimates, at December 31, 2010, the cement industry in Thailand had a total of 12 cement plants, with an aggregate annual installed capacity of approximately 47 million tons, from which the capacity to produce 14 million tons has been temporarily shut down. We estimate that there are six major cement producers in Thailand, four of which represent approximately 97% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2008 in our operations in Thailand. We made no significant capital expenditures in our Thai operations during 2009, and we made capital expenditures of approximately U.S.$1 million in 2010. We currently expect to make capital expenditures of approximately U.S.$1 million in Thailand during 2011.

Our Malaysian Operations

Overview. As of December 31, 2010, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2010, we operated 15 ready-mix concrete plants, four asphalt plants and three aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Heidelberg.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2008, U.S.$1 million in 2009 and U.S.$2 million in 2010 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Malaysia during 2011.

Our Other Asian Operations

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2010, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan.

As of December 31, 2010, we also operated four ready-mix concrete plants in China, located in the northern cities of Tianjin and Qingdao.

Capital Expenditures. We made capital expenditures in our other Asian operations of approximately less than U.S.$1 million in 2008, U.S.$1 million in 2009 and U.S.$1 million in 2010. We currently expect to make capital expenditures of approximately U.S.$3 million in our other Asian operations during 2011.

Our Trading Operations

In 2010, we traded approximately 8.7 million tons of cementitious materials, including 7.9 million tons of cement and clinker. Approximately 82% of the cement and clinker trading volume in 2010 consisted of exports from our operations in Colombia, Costa Rica, Croatia, the Dominican Republic, Germany, Guatemala, Latvia, Mexico, Philippines, Poland, Puerto Rico, Spain and the U.S. The remaining approximately 18% was purchased from third parties in countries such as Belgium, China, Colombia, Croatia, Greece, Lithuania, Pakistan, Slovakia, South Korea, Taiwan, Thailand and Turkey. As of December 31, 2010, we had trading activities in 101 countries. In 2010, we traded approximately 0.8 million metric tons of granulated blast furnace slag, a non-clinker cementitious material.

Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 18% of our cement and clinker import volume during 2010.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

REGULATORY MATTERS AND LEGAL PROCEEDINGS

A description of material regulatory and legal matters affecting us is provided below.

Anti-Dumping

U.S. Anti-Dumping Rulings — Mexico. Our exports of Mexican gray cement from Mexico to the United States were subject to an anti-dumping order that was imposed by the U.S. Department of Commerce on August 30, 1990. Pursuant to this order, firms that imported gray Portland cement from our Mexican operations in the United States had to make cash deposits with the U.S. Customs Service to guarantee the eventual payment of anti-dumping duties. As a result, since that year and until April 3, 2006, we paid anti-dumping duties for cement and clinker exports to the United States at rates that fluctuated between 37.49% and 80.75% over the transaction amount. As described below, during the first quarter of 2006, the U.S. and Mexican governments entered into an agreement pursuant to which restrictions imposed by the United States on Mexican cement imports would be eased during a three-year transition period, and completely eliminated following the transition period.

U.S./Mexico Anti-Dumping Settlement Agreement. On January 19, 2006, officials from the Mexican and the United States governments announced that they had reached an agreement in principle that would bring to an end the long-standing dispute over anti-dumping duties on Mexican cement exports to the United States. According to the agreement, restrictions imposed by the United States would be removed gradually during a three-year transition period and completely eliminated in early 2009 if Mexican cement producers complied with its terms during the transition period, allowing cement from Mexico to enter the U.S. without duties or other limits on volumes. In 2006, Mexican cement imports into the U.S. were subject to volume limitations of three million tons per year. During the second and third years of the transition period, this amount could be increased or decreased in response to market conditions, subject to a maximum increase or decrease of 4.5%. For the second year of the transition period, the amount was increased by 2.7% while for the third year of the transition period, the amount was decreased by 3.1%. Quota allocations to companies importing Mexican cement into the United States were made on a regional basis. The anti-dumping duty during the three-year transition period was lowered to U.S.$3.00 per ton, effective as of April 3, 2006, from the previous amount of U.S.$26.28 per ton. These duties and restrictions ceased to be effective beginning in April 2009.

On March 6, 2006, the Office of the United States Trade Representative and the U.S. Department of Commerce entered into an agreement with the Mexican Secretaría de Economía, providing for the settlement of all administrative reviews and all litigation pending before NAFTA and World Trade Organization panels challenging various anti-dumping determinations involving Mexican cement. As part of the settlement, the U.S. Department of Commerce agreed to settle its claims for duties with respect to imports of Mexican cement. The U.S. Department of Commerce and the Secretaría de Economía agreed to monitor the regional export limits through export and import licensing systems. The agreement provided that upon the effective date of the agreement, April 3, 2006, the U.S. Department of Commerce would order the U.S. Customs Service to liquidate all entries covered by all the completed administrative reviews for the periods from August 1, 1995 through July 31, 2005, plus the unreviewed entries made between August 1, 2005 and April 2, 2006, and refund the cash deposits in excess of 10 cents per metric ton. As a result of this agreement, refunds from the U.S. government associated with the historic anti-dumping duties were shared among the various Mexican and American cement industry participants. We received approximately U.S.$111 million in refunds under the agreement. We do not expect to receive further refunds.

Jamaica Anti-dumping Investigation. On September 9, 2010, Jamaica’s Anti-Dumping and Subsidies Commission (the “Jamaica Commission”) issued a preliminary affirmative anti-dumping determination in its investigation of cement from the Dominican Republic. The Jamaica Commission based its determination on a preliminary finding of a “threat” of material injury to the sole domestic cement company (Caribbean Cement Company Limited, or CCCL). A majority of the Jamaica Commission preliminarily found that the case concerning present material injury was “inconclusive.” Significantly, the Jamaica Commission was “not persuaded” that “provisional tariffs” were necessary to prevent material injury to CCCL during the period between the preliminary determination and the final determination. Therefore, even though the Jamaica Commission preliminarily calculated an anti-dumping margin of 84.69% against the Dominican Republic, no duties were imposed. On December 8, 2010, the Jamaica Commission issued a negative ruling in the case brought by CCCL against imports of cement from the Dominican Republic. The Jamaica Commission found no evidence of material injury to the domestic industry and has closed the investigation. However, CCCL may file an appeal to this ruling.

As of February 15, 2011, there was no accrued liability for dumping duties. All liabilities accrued for past anti-dumping duties have been eliminated.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office, or the Protection Office, assisted by police officers, conducted a search of the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions of cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposes fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska is approximately Polish Zloty 115.56 million (approximately U.S.$39.62 million as of February 15, 2011, based on an exchange rate of Polish Zloty 2.9161 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagrees with the decision, denies that it committed the practices alleged by the Protection Office and filed an appeal before the Polish Court of Competition and Consumer Protection on December 23, 2009. The Polish Court of Competition and Consumer Protection confirmed that CEMEX Polska’s appeal met preliminary formal requirements and that it would conduct the case. On February 7, 2011, CEMEX Polska received a formal response to its appeal from the Protection Office in which the Protection Office made an application to the Polish Court of Competition and Consumer Protection to reject CEMEX Polska’s appeal. The response from the Protection Office argued that CEMEX Polska’s appeal is not justified, and it maintained all of the statements and arguments from the Protection Office’s decision issued on December 9, 2009. The decision on the fines will not be enforced until two appeal instances are exhausted. According to the current Polish court practices these two appeal proceedings should take at least three years. As of November 30, 2010, we made an accounting provision for Polish Zloty 72.3 million (approximately U.S.$24.79 million as of February 15, 2011, based on an exchange rate of Polish Zloty 2.9161 to U.S.$1.00).

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe (United Kingdom) and Ratingen (Germany). Further to these inspections, on September 22 and 23, 2009 CEMEX’s premises at Madrid, Spain were also subject to an inspection from the European Commission.

In conducting these investigations, the European Commission has alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. Since the inspections, we have received requests for information from the European Commission in September 2009, October 2010 and December 2010, and we have fully cooperated by providing the relevant information on time.

On December 8, 2010, the European Commission informed us that it has decided to initiate formal proceedings in respect of the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. The European Commission has indicated that we, as well as seven other companies, will be included in these proceedings. These proceedings may lead to an infringement decision, or if the objections raised by the European Commission are not substantiated, the case might be closed. This initiation of proceedings relieves the competition authorities of the Member States of the European Union of their competence to apply Article 101 of the Treaty on the Functioning of the European Union to the same case. We intend to defend our position vigorously in this proceeding and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter.

If the allegations are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the Investigative Department (Dirección de Investigación) of the Spanish Competition Commission (Comisión Nacional de la Competencia, “CNC”), applying exclusively national antitrust law, carried out another inspection, separate from the investigation conducted by the European Commission, in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”). We fully cooperated and provided the CNC inspectors all the information requested. On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law. The allegations against CEMEX España relate to several of our ready-mix plants located in Navarre, which we operated from January 2006 (as a result of the RMC acquisition) until September 2008, when we ceased operations for these plants.

On November 3, 2010, the CNC Investigative Department provided CEMEX España with a Statement of Facts (similar to a statement of objections under European Union competition law) that included allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward, could be jointly and severally liable for the investigated behavior.

On December 10, 2010, after receiving CEMEX España’s observations, the CNC Investigative Department notified us of a proposed decision, summarizing its findings in the investigation. This proposed decision, which suggests the existence of an infringement, has been submitted to the Council of the CNC, together with CEMEX España’s opposition to all charges. This body will examine the case and the evidence proposed by all the parties and issue a final decision. The CNC Council must issue a final decision within 18 months from the formal start of the procedure, which began on December 15, 2009.

Under Spanish law, the maximum fine that could be imposed in this procedure would be 10% of the total turnover of CEMEX España for the calendar year preceding the imposition of the fine. CEMEX España denies any wrongdoing and is fully cooperating and will continue to cooperate with the CNC officials in connection with this matter.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de

Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted by the Mexican Constitution.

In February 2009, we filed a constitutional challenge (juicio de amparo) with the circuit court, as well as a denial of the allegations, with respect to the first case. The circuit court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to avoid such violations. We believe that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge (juicio de amparo) with the circuit court to argue against the reinitiated proceeding.

With respect to the second case, in April 2009, we filed a constitutional challenge (juicio de amparo), and in May 2009, we filed a denial of the CFC’s allegations. In November 2010, the Circuit Court in Monterrey, N.L., Mexico, ordered the case to be heard by a District Court in Mexico City claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the District Court in Mexico City determined that CEMEX lacked standing with its constitutional challenge (juicio de amparo) since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. CEMEX expects to file an appeal before the District Court in Mexico City to argue against such determination.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA, or CDC, filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC originally sought €102 million (approximately U.S.$137.5 million as of February 15, 2011, based on an exchange rate of €0.7415 to U.S.$1.00) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest (approximately U.S.$153 million plus interest as of February 15, 2011, based on an exchange rate of €0.7415 to U.S.$1.00). On February 21, 2007, the District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008. The lawsuit will proceed in a court of first instance.

In the meantime, CDC acquired new claims by assignment and announced an increase in the claim to €131 million (approximately U.S.$176.6 million as of February 15, 2011, based on an exchange rate of €0.7415 to U.S.$1.00). As of February 15, 2011, we had accrued liabilities regarding this matter for a total amount of approximately €20 million (approximately U.S.$27 million as of December 31, 2010, based on an exchange rate of €0.7415 to U.S.$1.00).

The District court in Düsseldorf, Germany has called for a hearing on the merits of this case, scheduled for May 26, 2011.

Antitrust Cases in Egypt. On October 4, 2007, all Egyptian cement producers (including CEMEX Egypt) were referred to the public prosecutor for an alleged agreement on price fixing. The country manager and director of sales of CEMEX Egypt were both named as defendants. The case was referred to criminal court on February 13, 2008, and the final court hearing was held on August 25, 2008. At this hearing, the court announced its decision imposing the maximum penalty of 10 million Egyptian Pounds (approximately U.S.$1.7 million as of February 15, 2011, based on an exchange rate of Egyptian Pounds 5.8810 to U.S.$1.00) on each entity accused.

CEMEX Egypt was required to pay a fine of 20 million Egyptian Pounds (approximately U.S.$3.4 million as of February 15, 2011, based on an exchange rate of Egyptian Pounds 5.8810 to U.S.$1.00), since its two executives named above were found guilty. The case was appealed to the Court of Appeals, which confirmed the fine on December 31, 2008. We decided not to proceed with a further appeal to the Court of Cassation and paid the fine.

On July 29, 2009, two Egyptian contractors filed lawsuits against four cement producers, including CEMEX Egypt, demanding compensation of 20 million Egyptian Pounds (approximately U.S.$3.4 million as of February 15, 2011, based on an exchange rate of Egyptian Pounds 5.8810 to U.S.$1.00) from the four cement producers (5 million Egyptian Pounds or approximately U.S.$850,195 as of February 15, 2011, based on an exchange rate of Egyptian Pounds 5.8810 to U.S.$1.00 from each defendant). The plaintiffs are using as a precedent the case mentioned in the prior paragraph, and as a main proof of their allegation, an Egyptian Court decision convicting all cement producers in Egypt of antitrust activities and price fixing. At the latest hearing for one of the cases, on April 24, 2010 the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations to be presented at the next hearing, which was held on January 11, 2011, thereafter the case was dismissed and all charges against CEMEX Egypt have been dropped. The plaintiffs have 60 days to file their appeals, if any, to this ruling. The other case had its last hearing on December 16, 2009, where the claimants requested the court to release CEMEX Egypt from the claim. On May 11, 2010, the court released CEMEX Egypt from the claim, and the case is now closed. These cases are the first of their kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevail in the ongoing case, these claims may have a material adverse impact if they were to become a precedent and may create a risk of similar claims in the future.

Antitrust Cases in Florida. In October 2009, CEMEX Corp. and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: The first type was filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants. The second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise the price of cement and concrete and hinder competition in Florida. On January 7, 2010, both groups of plaintiffs independently filed consolidated amended complaints substituting CEMEX, Inc. and some of its subsidiaries for the original defendant, CEMEX Corp. CEMEX and the other defendants moved to dismiss the consolidated amended complaints. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, CEMEX moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. CEMEX also answered the complaint filed by the direct purchaser plaintiffs. On January 4, 2011, both the direct and indirect purchaser plaintiffs filed further amended complaints, which CEMEX answered on January 18, 2011. CEMEX continues to believe that the lawsuits are without merit and intends to defend them vigorously.

On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. CEMEX is working with the Office of the Florida Attorney General to comply with the civil investigative demand, and it is unclear at this stage whether any formal proceeding will be initiated by the Office of the Florida Attorney General.

Environmental Matters

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These standards expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities, even conducted by prior owners or operators and, in some jurisdictions, without regard to fault or the lawfulness of the original activity.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policy requires each subsidiary to respect local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. We believe that we are in substantial compliance with all material environmental laws applicable to us.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the year ended December 31, 2007, our environmental capital expenditures were not material. For the year ended December 31, 2009 and 2010, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$77 million and approximately U.S.$93 million, respectively. However, our environmental expenditures may increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT, the Mexican government’s environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican environmental protection agency in charge of the voluntary environmental auditing program, the Procuraduría Federal de Protección al Ambiente, or PROFEPA, which is part of SEMARNAT, completed the audit of our 15 cement plants and awarded all our plants a Certificado de Industria Limpia, or Clean Industry Certificate, certifying that our plants are in full compliance with environmental laws. The Clean Industry Certificates are strictly renewed every two years. As of the date hereof, our cement plants have Clean Industry Certificates or are in the process of renewing them. We expect renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our Ensenada and Huichapan plants. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 9.1% of the total fuel used in our 15 operating cement plants in Mexico during 2010 was comprised of alternative fuels.

Between 1999 and February 15, 2011, our operations in Mexico have invested approximately U.S.$54.78 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization, or ISO. The audit to obtain the renewal of the ISO 14001 certification took place during February 2010. All our operating cement plants in Mexico have obtained the renewal of the ISO 14001 certification for environmental management systems.

United States. CEMEX, Inc. is subject to a wide range of U.S. Federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. These laws are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws regulate water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. These laws also create a shared liability by responsible parties for the cost of cleaning up or correcting releases to the environment of designated hazardous substances. We therefore may have to remove or mitigate the environmental effects of the disposal or release of these substances at CEMEX, Inc.’s various operating facilities or elsewhere. We believe that our current procedures and practices for handling and managing materials are generally consistent with the industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials. See “Our operations are subject to environmental laws and regulations.”

As of December 31, 2010, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$29 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, which might be categorized as hazardous substances or wastes, and (ii) the cleanup of sites used or operated by CEMEX, Inc., including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. Like other companies, CEMEX is actively engaged with the EPA on their investigations and has entered into a U.S.$2 million settlement resolving allegations at the cement facility in Victorville, California. Currently, the EPA is investigating several of our other facilities.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits of CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers, or the Corps, in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits of the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of the above-mentioned litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall

Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse effect on our financial results.

Europe. In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £130.2 million (approximately U.S.$210 million as of February 15, 2011, based on an exchange rate of £0.6200 to U.S.$1.00) as of December 31, 2010, and we made an accounting provision for this amount as of such date.

In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a GHG emissions allowance trading scheme within the European Union, i.e., it caps carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the cement and lime industries and the pulp, paper and board production businesses. Installations in these sectors have to monitor their emissions of CO2 and surrender every year allowances (the right to emit one metric ton of CO2) that cover their emissions. Allowances are issued by member states according to their National Allocation Plans, or NAPs. The NAPs not only set the total number of allowances for a given phase, but also define how they are allocated among participating installations. So far most allowances have been allocated for free, but some member states sell up to 10% of their total allowance volume in auctions or on exchanges. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emissions caps can subject a company to heavy penalties.

Companies can also use credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European obligations. Credits for emission reduction projects obtained under these mechanisms are recognized, up to specified levels, under the ETS as allowances substitutes. The main source of those credits are projects registered under the so-called Clean Development Mechanism (“CDM”), but Joint Implementation (“JI”) credits are also eligible; the difference between these credits is dependent on which country is hosting the project: CDM projects are implemented in developing countries, JI projects in developed ones.

As required by the directive, each of the member states established a NAP that defines the free allocation to each industrial facility for Phase II (2008 through 2012). Although the overall yearly volume of allowances in Phase II is significantly lower than that during Phase I of the ETS (2005-2007), we do not see any significant risk that CEMEX will be short of allowances in Phase II. This assessment stems from various factors, notably a reasonable allocation policy in some countries, our efforts to reduce emissions per unit of clinker produced, reduced demand for our products due to the current economic circumstances, and the use of several risk-free financial instruments. We expect to be a net seller of allowances over Phase II. In addition, we are actively pursuing a strategy aimed at generating additional emission credits through the implementation of CDM projects in Latin America, North Africa and Southeast Asia. Despite having already sold a substantial amount of allowances for Phase II, we believe the overall volume of transactions is justified by our most conservative emissions forecast, meaning that the risk of having to buy allowances in the market in the remainder of Phase II is very low. As of February 15, 2011, the price of carbon dioxide allowances for Phase II on the spot market was approximately €14.46 per ton (approximately U.S.$19.5 as of February 15, 2011, based on an exchange rate of €0.7415 to U.S.$1.00). We are taking appropriate measures to minimize our exposure to this market while assuring the supply of our products to our customers.

The Spanish NAP has been approved by the Spanish Government, reflecting the conditions that were set forth by the European Commission. The allocations made to our installations allow us to foresee a reasonable availability of allowances; nevertheless, there remains the uncertainty regarding the allocations that, against the reserve for new entrants, we intend to request for our new cement plant in Andorra (Teruel), whose construction has been postponed.

In the case of the U.K., Germany, Poland and Latvia, NAPs have been approved by the European Commission, and allowances have been issued to our existing installations.

On January 9, 2009, we received a positive answer from U.K. authorities to a request we filed in late 2008 to retain the allocation of allowances for our Barrington plant after this facility was closed permanently in November 2008 and its production moved to our South Ferriby plant.

On May 18, 2009, the Environment Ministry of the Republic of Latvia published the amount of allocation of EUAs from the New Entrants Reserve to our Broceni plant expansion project.

On May 29, 2007, the Polish government filed an appeal before the Court of First Instance in Luxembourg regarding the European Commission’s rejection of the initial version of the Polish NAP. The Polish government has issued allowances at the level already accepted by the European Commission, which is lower than the Polish government proposal by 76 million EUA per year. However, on September 23, 2009, the same Court annulled the European Commission’s decision that reduced the number of EUAs in the Polish NAP. The Court found that such reduction was not justified, arguing that the European Commission should not ignore the historical and forecasted data that Poland used to establish the basis of the NAP allocation. On March 19, 2010, the European Commission and the Government of Poland reached an agreement to maintain the originally approved cap for 2010 through 2012 (the remainder of the EU ETS Phase II period). On December 4, 2009, the European Commission appealed the Court of First Instance’s decision to the European Supreme Court, as its resolution could impact similar cases against the European Commission raised by other Eastern European member states.

Croatia has implemented an emissions trading scheme designed to be compatible with the one in force in the European Union, although no emission allowances can be exchanged between the two schemes. The first period of compliance is 2010-2012, and the final NAP was published in July 2009. We do not expect the commencement of the Croatian emissions trading scheme to substantially affect our overall position, particularly as the allocation to CEMEX Croatia is larger than previously anticipated.

In December 2008, the European Commission, Council and Parliament reached an agreement on the new directive that will govern emissions trading after 2012. Although the new directive is much more detailed on the allocation process than the old one, in particular establishing a European-wide benchmark to allocate free allowances among installations in the cement sector, there is still significant uncertainty concerning the amount of allowances that will be freely allocated to CEMEX. Therefore, it is premature to make statements about CEMEX’s allowances in Phase III of the ETS (2013 – 2020).

Tariffs

The following is a discussion of tariffs on imported cement in our major markets.

Mexico. Mexican tariffs on imported goods vary by product and have historically been as high as 100%. In recent years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products, with an average weighted tariff of approximately 3.7%. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. However, a tariff in the range of 7% ad valorem will continue to be imposed on cement produced in all other countries unless tariff reduction treaties are implemented or the Mexican government unilaterally reduces that tariff. While the reduction in tariffs could lead to increased competition from imports in our Mexican markets, we anticipate that the cost of transportation from most producers outside Mexico to central Mexico, the region of highest demand, will remain a barrier to entry.

United States. There are no tariffs on cement imported into the United States from any country, except Cuba and North Korea.

Europe. Member countries of the European Union are subject to the uniform European Union commercial policy. There is no tariff on cement imported into a country that is a member of the European Union from another member country or on cement exported from a European Union country to another member country. For cement imported into a member country from a non-member country, the tariff is currently 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers exporting cement into European Union countries currently pay no tariff.

Tax Matters

Mexico. Pursuant to amendments to the Mexican income tax law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico will be required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which is not subject to tax under these amendments. We filed two motions in the Mexican federal courts challenging the constitutionality of the amendments. Although we obtained a favorable ruling from the lower Mexican federal court, on September 9, 2008, the Mexican Supreme Court on appeal ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007. Since the Mexican Supreme Court’s decision does not pertain to an amount of taxes due or other tax obligations, we will self-assess any taxes due through the submission of amended tax returns. We have not yet determined the amount of tax or the periods affected, but the amount could be material. If the Mexican tax authorities do not agree with our self-assessment of the taxes due for past periods, they may assess additional amounts of taxes past due, which could be material and may impact our cash flows.

The Mexican Congress approved several amendments to the Mexican Asset Tax Law (Ley del Impuesto al Activo) that came into effect on January 1, 2007. As a result of such amendments, all Mexican corporations, including us, were no longer allowed to deduct liabilities from calculation of the asset tax. We believed that the Asset Tax Law, as amended, was against the Mexican Constitution. We challenged the Asset Tax Law through appropriate judicial action (juicio de amparo), and the Mexican Supreme Court ruled that the reform did not violate the Mexican Constitution. In addition, the Mexican Supreme Court ordered the lower courts to resolve all pending proceedings based upon criteria provided by the Mexican Supreme Court. However, we will not be affected by this resolution since we have already calculated and paid the applicable asset tax in accordance with the Mexican Asset Tax Law.

The asset tax was imposed at a rate of 1.25% on the value of most of the assets of a Mexican corporation. The asset tax was “complementary” to the corporate income tax (impuesto sobre la renta) and, therefore, was payable only to the extent it exceeded payable income tax.

In 2008, the Asset Tax Law was abolished and a new applicable to all Mexican corporations was enacted, known as the Impuesto Empresarial a Tasa Única (Single Rate Corporate Tax), or IETU, which is a form of alternative minimum tax.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform will require CEMEX to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding

10-year period, which may have an adverse effect on our cash flow, financial condition and net income. The Additional Consolidation Taxes must be paid over a five-year time period. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years.

For the 2010 fiscal year, CEMEX will be required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. The remaining 75% will be payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 will be taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform will be increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with the changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$864.2 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$674.9 million as of February 15, 2011, based on an exchange rate of Mexican Ps12.15 to U.S.$1.00) were recognized under “Other non-current assets” in connection with the net liability recognized before the new tax law and that we expect to realize in connection with the payment of this tax liability; and approximately Ps2.2 billion (approximately U.S.$181 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00) were recognized under “Retained earnings,” considering special provisions under MFRS for the portion, according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group. In our U.S. GAAP reconciliation of our 2009 financial statements, the approximately Ps2.2 billion (approximately U.S.$181 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00) recognized under “Retained earnings” under MFRS was reclassified to income tax expense for the period under U.S. GAAP.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against this tax reform. However, we cannot assure you that we will prevail in this constitutional challenge.

On March 31, 2010, additional tax rules (miscelanea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provide certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$26.7 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00) of Additional Consolidation Tax. This first payment represents 25% of the Additional Consolidation Tax of the “1999 to 2004” period. The remaining 75% will be paid in the following 4 years according to the proportions mentioned above.

In December 2010, pursuant to certain additional rules, the tax authorities granted the option to differ the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity. As a result, CEMEX reduced its estimated tax payable by approximately Ps$2.9 billion (approximately U.S.$238.6 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00) against a credit to “Retained earnings.” In addition, considering during 2010: a) cash payments of Ps$325 million (approximately U.S.$26.7 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00) ; b) income tax from subsidiaries paid to the Parent Company for Ps$2.4 billion (approximately U.S.$197.5 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00) ; and c) other adjustments of Ps$358 million (approximately U.S.$29.5 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico as of December 31, 2010 amounted to approximately Ps$10.1 billion (approximately U.S.$831.3 million as of February 15, 2011, based on an exchange rate of Ps12.15 to U.S.$1.00).

On January 21, 2011, the Mexican tax authority notified CEMEX, S.A.B. de C.V., of a tax assessment for approximately Ps$995.6 million (approximately U.S.$81.9 million as of February 15, 2011 based on an exchange rate of Ps12.15 to U.S.$1.00) pertaining to the tax year 2005. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, instead of deducting purchases the law allows for the cost of goods sold to be deducted, since there were inventories as of December 31, 2004, in a transition provision the law allowed for the inventory to be accumulated as income (thus reversing the deduction via purchases) and then deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some of its subsidiaries. The authorities argued that because of this offsetting the right to use such losses at the consolidated level had been lost, therefore CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the authority and will proceed to challenge the assessment before the tax court.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia, S.A., or CEMEX Colombia, of a special proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately $43 billion Colombian Pesos (approximately U.S.$22.5 million as of February 15, 2011, based on an exchange rate of 1,909.40 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately $69 billion Colombian Pesos (approximately U.S.$36.1 million as of February 15, 2011, based on an exchange rate of 1,909.40 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25 percent of such losses per subsequent year. We believe that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believe that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. CEMEX has three months to respond to the proceeding notice. After CEMEX Colombia presents its argument to the Colombian Tax Authority, the Colombian Tax Authority has six months to send a “Liquidación Oficial,” or final determination, that CEMEX may appeal, if necessary. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

Other Legal Proceedings

Expropriation of CEMEX Venezuela and ICSID Arbitration. On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, following the issuance of several governmental decrees purporting to authorize the takeover by the government of Venezuela of all of CEMEX Venezuela’s assets, shares and business. Around the same time, the Venezuelan government removed the board of directors of CEMEX Venezuela and replaced its senior management. Venezuela has paid no compensation to CEMEX Venezuela’s shareholders for such action. On October 16, 2008, CEMEX Caracas, which held a 75.7% interest in CEMEX Venezuela, filed a request for arbitration against the government of Venezuela before the ICSID seeking relief for the expropriation of their interest in CEMEX Venezuela. In the ICSID proceedings against Venezuela, CEMEX Caracas is seeking: (a) a declaration that the government of Venezuela is in breach of its obligations under a bilateral investment treaty between the Netherlands and Venezuela (the “Treaty”), the Venezuelan Foreign Investment Law and customary international law; (b) an order that the government of Venezuela restore to CEMEX Caracas their interest in, and control over, CEMEX Venezuela; (c) in the alternative, an order that the government of Venezuela pay CEMEX Caracas full compensation with respect to its breaches of the Treaty, the Venezuelan Foreign Investment Law and customary international law, in an amount to be determined in the arbitration, together with interest at a rate not less than LIBOR, compounded until the time of payment; and (d) an order that the government of Venezuela pay all costs of and associated with the arbitration, including CEMEX Caracas’s legal fees, experts’ fees, administrative fees and the fees and expenses of the arbitral tribunal. The ICSID Tribunal was constituted on July 6, 2009. On July 27, 2010, the arbitral tribunal heard arguments on the jurisdictional objections raised by the Republic of Venezuela and issued its decision in favor of jurisdiction on December 30, 2010. The proceedings are now in the merits phase of the arbitration. We are unable at this preliminary stage to estimate the likely range of potential recovery or to determine what position Venezuela will take in these proceedings, the nature of the award that may be issued by the ICSID Tribunal or the likely extent of collection of any possible monetary award issued to CEMEX Caracas.

Separately, the government of Venezuela claims that three cement transportation vessels, which the former CEMEX Venezuela transferred to a third party before the expropriation, continue to be the property of the former CEMEX Venezuela and obtained interim measures before Venezuelan courts barring further transfer or disposition of those vessels. The government of Venezuela attempted to enforce this interim measure in the courts of Panama, and on October 13, 2010, the Panamanian Supreme Civil Court confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. The appropriate affiliates of CEMEX will continue to resist any further efforts by the government of Venezuela to assert ownership rights over the vessels.

CEMEX Caracas and the government of Venezuela are currently carrying out settlement negotiations, but there is no assurance as to the outcome of such negotiations.

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia, S.A. claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately $100 billion Colombian Pesos (approximately U.S.$52.3 million as of February 15, 2011, based on an exchange rate of $1,909.40 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of 10 days to deposit with the court in cash $337.8 billion Colombian Pesos (approximately U.S.$177 million as of February 15, 2011, based on an exchange rate of $1,909.40 Colombian Pesos to U.S.$1.00), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. On March 9, 2009, the Superior Court of Bogotá reversed this decision, allowing CEMEX to offer a security in the amount of $20 billion Colombian Pesos (approximately U.S.$10.5 million as of February 15, 2011, based on an exchange rate of $1,909.40 Colombian Pesos to U.S.$1.00). CEMEX gave the aforementioned security, and on July 27, 2009, the Superior Court of Bogotá lifted the attachment on the quarry. One of the plaintiffs appealed this decision, but the Supreme Court of Bogotá confirmed the lifting of the attachment. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d., or Cemex Croatia, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the

consultation period, Cemex Croatia submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of Cemex Croatia’s mining concession. Immediately after publication of the Master Plans, Cemex Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning Cemex Croatia constitutional claim for decrease and obstruction of rights earned by investment, and seeking prohibition of implementation of the Master Plans; this appeal is currently under review by the Constitutional Court in Croatia, and we cannot predict when it will be resolved; and (ii) on May 17, 2006, an administrative proceeding seeking a declaration from the Government of Croatia confirming that Cemex Croatia acquired rights under the mining concessions. The ruling of the Croatian administrative body confirms that the Cemex Croatia acquired rights according to the previous decisions. The Administrative Court in Croatia has ruled in favor of Cemex Croatia, validating the legality of the mining concession granted to Cemex Croatia by the Government of Croatia, in September 2005. We are still waiting for an official declaration from the Constitutional Court regarding an open question that Cemex Croatia has formally made as to whether the cities of Solin and Kaštela, within the scope of their Master Plans, can unilaterally change the borders of exploited fields. We believe that a declaration of the Constitutional Court will enable us to seek compensation for the losses caused by the proposed border changes.

Personal Injury Lawsuit in Puerto Rico. On April 21, 2007, the First Instance Court for the Commonwealth of Puerto Rico issued a summons against our subsidiary Hormigonera Mayagüezana Inc., or “Hormigonera, seeking damages in the amount of U.S.$39 million, after the death of two people in an accident in which a Hormigonera concrete mixer truck was involved. This case was handled by the insurance broker AON, since the claim was covered by CEMEX’s insurance policy. The insurance companies MAPFRE and Zurich settled the case in June 2009 for approximately U.S.$1.05 million, which was covered completely by the insurance policies and not by CEMEX Puerto Rico. A final ruling adjudicating the controversy was issued by the court on September 4, 2009. In the ruling the court acknowledged and accepted the settlement agreement reached by the parties, which covered all claims. The settlement agreement awarded a specific amount in compensatory damages to each of the plaintiffs, as well as a full voluntary dismissal and waiver of all filed and future related claims against all defendants in the case.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry seeks U.S.$60 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. FLS filed a variety of motions challenging CEMEX Florida’s claims against FLS. Based upon the court rulings on FLS’s motions, on July 16, 2010, CEMEX Florida amended its counterclaim against AMEC/Zachry and its crossclaim against FLS. CEMEX Florida asserted new claims against AMEX/Zachry for negligent misrepresentation, and reasserted its claims for common law indemnity, negligent misrepresentation and breach of contract against FLS. FLS and AMEC/Zachry have filed new motions challenging CEMEX Florida’s amended complaint. FLS also filed an amended answer asserting crossclaims against CEMEX Florida and CEMEX Materials for breach of contract and unjust enrichment. CEMEX filed a motion to dismiss FLS’s crossclaims. On November 18, 2010, the court denied AMEC/Zachry’s motion to dismiss against CEMEX Florida. On January 6, 2011, CEMEX Florida amended its pleadings in accordance with the court’s rulings. The parties have begun producing documents and are preparing to take depositions. Until discovery is significantly underway, we remain unable to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Florida or CEMEX Materials.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Autoridad de Aeronáutica Civil denied a request by our subsidiary Cemento Bayano, S.A. to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of the cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, The Panamanian Autoridad de Aeronáutica Civil granted permission to construct the tallest building of the second line, under the following conditions: (a) Cemento Bayano, S.A. shall assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there will be no further permissions for additional structures. Cemento Bayano, S.A. filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the Autoridad de Aeronáutica Civil issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the Panamanian Autoridad de Aeronáutica Civil issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano, S.A. requested the abovementioned authority to reconsider its denial. As of February 15, 2011, the Panamanian Autoridad de Aeronaútica Civil has not yet issued a ruling pursuant to our request for reconsideration. We continue to negotiate with officials at the Panamanian Autoridad de Aeronaútica Civil in hopes of attaining a negotiated settlement that addresses all their concerns.

Australian Takeovers Panel Litigation. On August 12, 2007, the Australian Takeovers Panel (the “Panel”) published a declaration of unacceptable circumstances, namely, that CEMEX’s May 7, 2007 announcement that it would allow Rinker shareholders to retain the final dividend of $0.25 Australian Dollars per Rinker share constituted a departure from CEMEX’s announcement on April 10, 2007 that its offer of U.S.$15.85 per share was its “best and final offer.” On September 27, 2007, the Panel ordered CEMEX to pay compensation of $0.25 Australian Dollars per share to certain Rinker shareholders for the net number of Rinker shares in which they disposed of a beneficial interest during the period from April 10, 2007 to May 7, 2007. CEMEX believes that the market was fully informed by its announcements on April 10, 2007, and notes that the Panel made no finding that CEMEX breached any law. On September 27, 2007, the Panel made an order staying the operation of the orders until further notice pending CEMEX’s application for judicial review of the Panel’s decision. CEMEX applied to the Federal Court of Australia for such a judicial review. That application was dismissed on October 23, 2008. CEMEX’s appeal to the full court of the Federal Court of Australia was dismissed on June 30, 2009, and CEMEX did not seek to appeal to the High Court. Accordingly, the Panel’s orders came into effect and CEMEX was required by August 11, 2009 to invite the relevant shareholders to make claims for the compensation ordered by the Panel by August 11, 2009 unless the shareholder was able to demonstrate to the Australian Securities & Investments Commission that special circumstances applied. As of December 31, 2010, CEMEX had deposited a total of approximately $16.62 million Australian Dollars (approximately U.S.$16.55 million as of February 15, 2011, based on an exchange rate of $1.0044 Australian Dollars to U.S.$1.00) into a bank account against which payments to claimants have been made (“Special Purpose Account”). As of December 31, 2010, CEMEX has made payouts for $16.41 million Australian Dollars (approximately U.S.$16.34 million as of February 15, 2011, based on an exchange rate of $1.0044 Australian Dollars to U.S.$1.00) to successful claimants. As all deadlines in relation to making claims under the Panel’s orders have expired, CEMEX has no further liability or potential liability to make payments under those orders. CEMEX has withdrawn the remaining balance from the Special Purpose Account, leaving only the amount to account for checks still unpresented.

Texas General Land Office Litigation. The Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also states that the State is seeking injunctive relief, although the State has not acted on such request. On December 17, 2009, the Texas court handling this matter granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court separated the parties’ ancillary claims, including CEMEX’s counter claims and third party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010 and its appellate brief on May 28, 2010. The GLO has also requested that the Court of Appeals hear oral arguments in this matter. CEMEX has filed its response brief and oral argument has been set for May 3, 2011. CEMEX will continue to vigorously defend the claim.

Strabag Arbitration. Following an auction process, we (through our subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$418 million as of February 15, 2011, based on an exchange rate of €0.7415 to U.S.$1.00). On February 10, 2009, the Hungarian Competition Council approved the sale of the Hungarian assets subject to the condition that Strabag sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) (the “ACC”) approved the sale of the Austrian assets subject to the condition that Strabag sell to a third party several ready-mix concrete plants, including the Nordbahnhof plant in Vienna. The Nordbahnhof plant had, however, already been dismantled by the time of the approval, so this condition could not be satisfied. Contrary to our recommendation that a supplementary application should have been made to the ACC, Strabag and the Austrian competition authority appealed the decision of the ACC. On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, we notified Strabag that we considered their purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the ACC, we rescinded the SPA with effect from September 16, 2009. On October 19, 2009, we (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that our rescission was lawful and effective and claiming damages in a substantial amount likely to exceed €150 million (approximately U.S.$200 million as of February 15, 2011, based on an exchange rate of €0.7415 to U.S.$1.00). On December 23, 2009, Strabag filed its answer to our request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim for an amount of €800,000 (approximately U.S.$1.1 million as of February 15, 2011, based on an exchange rate of €0.7415 to U.S.$1.00) as damages and applied for security for costs in the amount of €1,000,000 (approximately U.S.$1.3 million as of February 15, 2011, based on an exchange rate of €0.7415 to U.S.$1.00) in the form of an on-demand bank guarantee. The security for costs application was withdrawn by Strabag on March 9, 2010. We consider Strabag’s counterclaim to be unfounded, and we will continue to demand that Strabag respond to CEMEX for the damages caused by Strabag’s breach of contract. The arbitral tribunal was constituted on February 16, 2010 and a first procedural hearing was held on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with Article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, we submitted our statement of claim and our list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. On January 14, 2011, we submitted our reply and answer to Strabag’s counterclaim.

Colombia Water Use Litigation. On June 5, 2010, the District of Bogotá’s environmental secretary (Secretaría Distrital de Ambiente de Bogotá), issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) have also been ordered to suspend mining activities in that area. The District of Bogotá’s environmental secretary alleges that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the District of Bogotá’s environmental secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Environmental Ministry (Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial). On June 11, 2010, the local authorities in Bogotá, in compliance with the District of Bogotá’s environmental secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as $300 billion Colombian Pesos (approximately U.S.$157 million as of February 15, 2011, based on an exchange rate of $1,909.40 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia.

As of the date hereof, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position or results of operations.